As filed with the Securities and Exchange Commission on June 30, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cadence Financial Corporation

(Exact name of registrant as specified in its charter)

Mississippi	6021	64-0694775
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 East Main Street

Starkville, Mississippi 39759

(662) 323-1341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lewis F. Mallory, Jr.

Chairman and Chief Executive Officer

Cadence Financial Corporation

301 East Main Street

Starkville, Mississippi 39759

Telephone: (662) 323-1341

Facsimile: (662) 323-4748

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark L. Jones Jackson Walker L.L.P. 1401 McKinney, Suite 1900 Houston, Texas 77010 Telephone: (713) 752-4224 Facsimile: (713) 752-4221	Glenn W. Sturm Charles D. Vaughn Kathryn C. Kling Nelson Mullins Riley & Scarborough LLP 201 17th Street NW, Suite 1700 Atlanta, Georgia 30363 Telephone: (404) 322-6000 Facsimile: (404) 322-6050

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $1.00 per share	$1,000,000	$55.80

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JUNE 30, 2009

PROSPECTUS

                                     shares of

Common Stock

We are offering              shares of our common stock, par value $1.00 per share. The public offering price is $             per share. Our common stock is quoted on The NASDAQ Global Select Market under the symbol “CADE.” The last reported sale price of our common stock on June 29, 2009 was $2.47 per share.

You should read this prospectus carefully before you invest.

Investing in our common stock involves significant risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Price to public	$	$
Underwriting discount
Proceeds to us, before expenses

Up to                          shares being sold by us are being reserved for sale to our officers and directors at the public offering price.

We have granted the underwriters an option to purchase              additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters are expected to deliver the common stock to purchasers on                     , 2009.

Sole Book-Running Manager

FBR CAPITAL MARKETS

The date of this prospectus is                     , 2009.

KENTUCKY
VA
NORTH
Paducah
Poplar Bluff
Nashville
Knoxville
Winston-Salem
Memphis
TENNESSEE
Lawrenceburg
Chattanooga
Charlotte
Fayette
Forrest City
Huntsville
Blairsville
SOUTH CAROLINA
Cleveland
Jasper
Columbus
Birmingham
Atlanta
Columbia
Starkville
Tuscaloosa
Augusta
MISSISSIPPI
ALABAMA
Macon
Columbus
Jackson
Montgomery
GEORGIA
Savannah
Laurel
Troy
Waycross
Brunswick
Thomasville
Mobile
Crestview
Tallahassee
Jacksonville
New Orleans
FLORIDA
of Mexico
Orlando
Tampa
Sarasota
Naples

▲ Cadence Bank, N.A. Locations

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider in making your investment decision. Before making an investment decision, we urge you to read the entire prospectus carefully, including the consolidated financial statements and the related notes and the information set forth in the section of this prospectus entitled “Risk Factors.”

Our Company

Cadence Financial Corporation (the “Corporation”) is a $2.1 billion bank holding company, organized under the laws of the State of Mississippi in 1984. Its assets consist primarily of its investment in Cadence Bank, N.A. (the “Bank”), a national banking corporation with over 120 years of operating history dating back to 1887, and its primary activities are conducted through the Bank. As used in this prospectus, the terms “we,” “us,” and “our” mean the Corporation and its subsidiaries (including the Bank) and predecessors, unless the context indicates otherwise.

We are engaged in general banking business and activities closely related to banking, as permitted by the banking laws and regulations of the United States. We provide a competitive set of financial services that includes commercial and consumer banking, trust and investment management, mortgage loan products and retail investment sales. Our client base is diverse and consists of business, agricultural, governmental, and educational entities as well as individual consumer clients in the states of Alabama, Florida, Georgia, Mississippi and Tennessee. We have experienced significant organic growth and, in the last 37 years, expanded through strategic acquisitions.

Market Areas

Our banking franchise consists of 38 banking offices across five states. Specifically, we operate in eastern Mississippi; Brentwood and Franklin, Tennessee (“Middle Tennessee”); Memphis, Tennessee; Tuscaloosa, Birmingham and Hoover, Alabama; Sarasota and Bradenton, Florida; and Blairsville and Blue Ridge, Georgia. According to the most recent FDIC report as of June 30, 2008, we have deposit market shares of 48%, 26% and 26%, respectively, in Oktibbeha County, Mississippi where our headquarters are located, and in the neighboring Clay and Lowndes Counties.

•	Alabama. We serve the Tuscaloosa, Birmingham and Hoover, Alabama areas with seven banking facilities.

•	Florida. We serve the Sarasota and Bradenton, Florida areas with three banking facilities.

•	Georgia. We serve the Blairsville and Blue Ridge, Georgia areas with two banking facilities.

•

Mississippi. We are the largest commercial bank domiciled in the eastern, “Golden Triangle,” area of Mississippi. The Golden Triangle includes the third largest airport in Mississippi, Mississippi State University, the state’s largest university, Columbus Air Force Base, Severstal Columbus, one of the largest steel mills in the United States, several other large government contractors, and several large industrial and research facilities. We have a total of 19 banking facilities that serve the communities of six Mississippi counties within a 65 mile radius of our main office in Starkville.

•	Tennessee. We have five banking facilities in the Memphis, Tennessee area, and two banking facilities in the Brentwood and Franklin, Tennessee areas near Nashville.

The following table reflects, as of March 31, 2009, the distribution of total assets, loans, deposits and branches in the states in which we conduct our business:

State	Assets	Loans	Deposits	Branches
Alabama	11%	16%	12%	18%
Florida	7	11	8	8
Georgia	2	3	2	5
Mississippi	52	28	61	53
Tennessee	28	42	17	16

	100%	100%	100%	100%

Although we operate in several distinct markets, we employ a community banking model that uses centralized supervision and operational support, as we believe it adds consistency to our operations. We strive to provide high quality service to clients in our communities to establish profitable long-term banking relationships. We focus not only on operating our bank efficiently, but also on being an active participant in the communities we serve. During the current recession, we have undertaken strategic initiatives to improve our credit underwriting and monitoring so that we can continue to serve our clients effectively.

Market Opportunity and Our Business Strategy

We believe that upon the successful completion of this offering, we will be able to take advantage of key opportunities that exist in each of our markets, especially given the distress that has weakened many of our competitors. We believe the success of this offering will give us a competitive advantage over these competitors and allow us to benefit more rapidly from improving economic conditions.

We believe that given the current operating environment and the capital from this offering, we will have the following opportunities to increase our net interest margin and strengthen our franchise:

•

Take Advantage of Opportunities with Economic Recovery. We believe that the proceeds of this offering will leave us well positioned to take advantage of opportunities that may arise as the economy recovers. We expect to grow our franchise in our existing markets and may selectively expand our presence in new markets.

•

Optimize Loan Mix. Due to the current economic cycle and its effect on the Bank, we have not been actively seeking new banking relationships. We intend to modify this policy following this offering by pursuing and establishing new client relationships. We believe this change in strategy will allow us to grow our portfolio of assets, as well as diversify our loan mix and client base. We believe there are opportunities to originate loans with strict underwriting guidelines throughout our markets, primarily in commercial and industrial lending and 1-4 family first lien mortgages, as well as selective commercial real estate and farm loans, while continuing to reduce our exposure to construction and development loans.

•

Reinvest Excess Liquidity. During the first quarter of 2009, we intentionally accumulated excess liquidity in anticipation of an adverse public response to the announcement of our first quarter loss and other negative news. That anticipated response did not occur. Additional capital will allow us to invest this liquidity in higher income-earning assets, which should improve our income as well as our net interest margin.

•

Recruit and Retain Trained and Experienced Bankers. Because many of our competitors have been significantly weakened by the current recession, we believe that after this offering we will be viewed by banking professionals to be in a position of strength. We believe this perception will help us attract and retain talented professionals.

•

Further Develop Our Core Deposit Franchise. We believe that our current footprint offers the opportunity for continued core deposit growth. We intend to leverage the market disruption created by the current recession to further strengthen our core deposit market share in each of our regions of operation. We plan to maintain our deposit share in the markets where we are leaders and grow our core deposits in the remainder of our markets using the strategies with which we have achieved success throughout our over 120-year operating history.

•

Opportunistically Participate in FDIC Assisted Transactions. Since January 1, 2009, 45 banks and thrifts have failed in the United States. Twelve of these failures have taken place in states in which we operate. We intend to participate in FDIC assisted transactions as requested and approved by our regulators if we believe those transactions will add value to our franchise. We will consider both whole bank or deposit only transactions.

•

Leverage Our Existing Infrastructure. We have made significant investments in our offices, technology and human capital. Our improvements to technology include enhancements made to our existing credit risk management and monitoring systems and commercial account and treasury services. We strive to maximize the potential of our infrastructure and develop our business with relatively small incremental investment.

•

Maintain Dedication to Customer Service. We use a relationship approach in managing and pricing our clients. We synchronize our product design, advertising, promotion and personal selling to more effectively meet the loan, deposit and electronic banking needs of our clients. Currently, our clients use, on average, 2.6 of our products per household. Our checking attrition rate is 15%, well below industry averages.

Loan Portfolio

During the current recession, our earnings have been materially affected by required provisions for loan losses stemming from deterioration in our construction and development portfolio. We entered into the Memphis, Birmingham and Hoover, and Middle Tennessee markets late in the most recent real estate boom cycle. Consequently, our build-up in our construction and development portfolio and the subsequent lack of demand for residential real estate caused our loan quality to deteriorate. In mid-2008, we established a moratorium on residential construction and development lending. As of March 31, 2009, we have reduced our exposure in total construction and development loans by more than $134 million, or 30.1%, from March 31, 2008. We are currently comfortable with the performance in our traditional commercial and farm loans, our commercial and industrial loans and our consumer loans. As noted above, we expect to originate new commercial and industrial loans and 1-4 family first lien mortgages, as well as opportunistically originate carefully underwritten, selective commercial real estate and farm loans, while continuing to reduce our exposure to construction and development loans. Due to the current economic cycle and its effect on the Bank we have not been actively seeking new banking relationships. We believe we have a strong presence in our markets and have the opportunity to capitalize on new lending relationships, along with their corresponding deposits, when we inject new capital into the Bank. Additionally, we believe our new capitalization coupled with our markets will allow us to selectively hire loan officers with targeted expertise.

We have endeavored to deal aggressively with problem assets across our loan portfolio. In the third quarter of 2008, we expanded our loan review program to include the addition of an independent asset quality review firm that provides specialized and targeted loan reviews by type. We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile and maintaining a high quality loan portfolio on an ongoing basis. Additionally, in the future we intend to create a more balanced real estate portfolio by reducing our concentration of higher risk construction and development loans.

The following table presents the concentration and balances in our loan portfolio for the Bank as of March 31, 2009, reflecting the internal categories that our management uses to obtain a more detailed view of our loan portfolio:

Loan Type	Number of Loans	Principal Amount Outstanding	Percent of Loan Portfolio	Percent of Total Assets
	(Dollars in thousands)
Commercial Real Estate and Farm Loans	1,138	$421,446	32.59%	20.31%
Construction and Development Loans	860	312,052	24.13	15.04
Commercial and Industrial Loans	2,595	226,819	17.54	10.93
Closed End First Lien 1-4 Family	2,079	164,125	12.69	7.91
Home Equity Line of Credit	1,600	68,590	5.30	3.31
Multi-Family Loans	44	27,951	2.16	1.35
Consumer Loans	4,861	19,057	1.47	0.92
Closed-End Junior Lien 1-4 Family	304	13,447	1.04	0.65
Other	4,259	39,532	3.08	1.90

Total	17,740	$1,293,019	100.00%	62.32%

As of March 31, 2009, our non-performing loans were $44 million, or 3.4% of total loans outstanding. Our allowance for loan losses was 3.0% of total loans and provided for 88.5% coverage of our non-performing loans.

Management Team

We believe that the substantial experience and continuity of our management team will aid us in executing our business plan and continuing our growth.

Name	Title	Number of Years of Service
Lewis F. Mallory, Jr.	Chairman and Chief Executive Officer	44
Mark A. Abernathy	President and Chief Operating Officer	14
Richard T. Haston	Executive Vice President, Chief Financial Officer, and Secretary	12

Recent Developments

Agreement with the Office of the Comptroller of the Currency

On April 17, 2009, the Bank entered into a written agreement with the Office of the Comptroller of the Currency (the “OCC”), our primary federal regulator, to improve the Bank’s performance. The agreement seeks to enhance the Bank’s existing practices and procedures in several areas, including compliance, strategic planning, credit risk management, other real estate owned (“OREO”), criticized assets, internal loan review, internal audit, commercial real estate concentration risk management, brokered deposits, and financial subsidiaries. While the Bank is under this agreement, it is subject to additional oversight and restrictions in terms of growth and capital. The Bank believes it has made progress in complying with the agreement.

The OCC has required the Bank to achieve by September 30, 2009, and maintain on an ongoing basis, a Tier 1 leverage ratio of 8.0% and a total risk-based capital ratio of 12.0%. These ratios are higher than the regulatory capital ratios required to meet “well-capitalized” standards. As of March 31, 2009, the Bank had a Tier 1 leverage ratio of 7.2% and a total risk-based capital ratio of 11.7%. This offering of common stock is intended to allow the Bank to achieve the required capital levels and to provide additional capital to support the Bank’s growth. If the Bank fails to comply with these required capital levels, the Bank may be subject to further administrative actions or sanctions.

Participation in Capital Purchase Program

In January 2009, we sold 44,000 shares of non-voting preferred stock, for an aggregate purchase price of $44.0 million, and issued a warrant to purchase up to 1,145,833 shares of our common stock to the U.S. Department of the Treasury (the “U.S. Treasury”) under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (the “CPP”).

Corporate Information

Our principal executive offices are located at 301 East Main Street, Starkville, Mississippi 39759, and our telephone number is (622) 323-1341. We maintain a website at http://www.cadencebanking.com. Information on the website is not incorporated by reference and is not part of this prospectus.

THE OFFERING

Common stock offered	shares ( shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after the offering(1)	shares ( shares if the underwriters exercise their over-allotment option in full).

Net proceeds	The net proceeds of this offering to us will be approximately $ million (after deducting underwriting discounts and commissions and the offering expenses payable by us) based on the public offering price of $ per share. The amount of net proceeds will be higher if the underwriters exercise their over-allotment option.

Use of proceeds	The net proceeds of this offering will qualify as Tier 1 capital for regulatory purposes and become part of our general funds. We expect to use the net proceeds of this offering to fund the Bank, to support continued growth in our loans and deposits and for general corporate purposes.

Dividends	On May 5, 2009, our board of directors voted to suspend paying cash dividends until further notice. Furthermore, our ability to pay dividends is restricted by banking policies and regulations and our participation in the CPP. We cannot give you any assurance when we will resume paying dividends or regarding the amount of any potential future dividends.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 10 before deciding to invest in shares of our common stock.

The NASDAQ Global Select Market symbol	CADE

(1)	The number of shares outstanding after this offering is based on 11,912,564 shares outstanding as of June 26, 2009.

Unless expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised. For more information regarding the over-allotment option, see “Underwriting.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table provides summary historical consolidated financial data for the periods and as of the dates indicated. You should read this information in conjunction with our audited consolidated financial statements, including the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. Except for the data under “Selected Financial Ratios,” “Selected Performance Ratios,” “Asset Quality Ratios” and “Capital Ratios,” the summary historical consolidated financial data for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, and the summary historical consolidated financial data as of December 31, 2008 and December 31, 2007, are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2005 and December 31, 2004 and the selected financial data as of December 31, 2006, December 31, 2005 and December 31, 2004 are derived from audited consolidated financial statements that are not included in this prospectus. The summary historical consolidated financial data as of March 31, 2009 and for the three months ended March 31, 2009 and March 31, 2008 are derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of March 31, 2008 (balance sheet) are derived from unaudited interim consolidated financial statements that are not included in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The financial information presented in the table below is not necessarily indicative of our financial condition, results of operations or cash flows of any other period.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)		(audited)
	(Dollars in thousands, except ratios and per share data)
Summary of Operations:
Total interest income	$21,706	$28,609	$102,857	$122,113	$96,994	$73,184	$62,384
Total interest expense	9,353	14,090	47,330	64,845	46,512	27,970	21,186
Net interest income	12,353	14,519	55,527	57,268	50,482	45,214	41,198
Provision for loan losses	32,761	3,000	28,599	8,130	1,656	2,128	3,522
Net interest (loss) income after provision for loan losses	(20,408)	11,519	26,928	49,138	48,826	43,086	37,676
Securities gains (losses), net	63	203	390	(17)	66	159	223
Total other income	5,807	6,003	22,992	17,485	19,993	19,935	20,107
Noninterest expense	81,543 (1)	13,831	58,295	54,042	49,682	44,745	41,727
(Loss) income before income taxes	(96,144)	3,691	(8,375)	12,581	19,137	18,276	16,056
Income taxes (benefit) expense	(11,983)	930	(5,019)	2,788	4,984	4,522	3,757
Net (loss) income	(84,161)	2,761	(3,356)	9,793	14,153	13,754	12,299

Per Share Data:
Net (loss) income—basic	$(7.06)	$0.23	$(0.28)	$0.82	$1.37	$1.68	$1.51
Net (loss) income—diluted	(7.06)	0.23	(0.28)	0.82	1.37	1.68	1.50
Net (loss) income per share applicable to common shareholders—basic	(7.09)	0.23	(0.28)	0.82	1.37	1.68	1.51
Net (loss) income per share applicable to common shareholders—diluted	(7.09)	0.23	(0.28)	0.82	1.37	1.68	1.50
Dividends	0.05	0.25	0.60	1.00	1.00	0.98	0.96
Book value per common share	8.75	16.56	15.57	16.33	16.09	12.17	11.94
Tangible book value per common share	8.60	10.73	9.80	10.47	10.09	8.04	7.71

(1)	We recognized a $66.8 million impairment loss on goodwill for the first quarter of 2009, eliminating all goodwill from our balance sheet.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)		(audited)
	(Dollars in thousands, except for ratios)
Financial Condition Data:
Total assets(1)	$2,074,926	$2,009,850	$1,979,269	$1,984,155	$1,899,948	$1,446,117	$1,439,573
Net loans	1,253,961	1,348,778	1,307,599	1,322,921	1,210,710	851,332	817,649
Total deposits	1,602,032	1,396,539	1,461,159	1,425,566	1,460,523	1,121,684	1,116,373
Long-term obligations(2)	200,193	161,807	181,431	94,284	110,832	126,779	121,991
Total shareholders’ equity	146,073	197,157	185,565	194,370	191,265	116,984	114,766
Tangible shareholders’ equity	144,252	127,695	116,716	124,632	119,923	77,330	74,107
Selected Financial Ratios:
Net interest margin(3)	2.73%	3.23%	3.07%	3.28%	3.46%	3.55%	3.37%
Selected Performance Ratios:
Return on average assets	N/A(4)%	0.60%	N/A(4)%	0.50%	0.90%	1.00%	1.00%
Return on average equity	N/A(4)	5.60	N/A(4)	5.10	9.00	11.80	11.00
Return on average tangible equity	N/A(4)	8.80	N/A(4)	8.10	13.30	18.00	13.70
Dividend payout ratio	—	108.70	—	122.00	73.00	58.30	63.60
Average equity to average asset ratio	8.18	9.80	9.60	9.90	9.60	8.20	8.70
Efficiency ratio(5)	449.03	67.40	74.20	72.30	70.50	68.70	68.10
Asset Quality Ratios(6):
Ratio of nonperforming assets to total assets	3.05%	1.36%	2.54%	1.00%	0.38%	0.53%	0.62%
Ratio of nonperforming loans to total loans	3.41	1.00	2.38	0.68	0.22	0.30	0.56
Ratio of allowance for loan losses to nonperforming loans	88.47	109.91	65.51	163.36	447.88	356.24	241.79
Ratio of allowance for loan losses to total loans	3.02	1.10	1.56	1.12	1.00	1.08	1.32
Capital Ratios:
Tier 1 leverage ratio(7)	8.39%	8.05%	7.70%	8.00%	9.20%	8.70%	8.20%
Tier 1 risk-based capital	12.26	10.31	10.10	10.20	11.70	12.50	12.20
Total risk-based capital	13.52	11.30	11.40	11.20	12.50	13.40	13.40

(1)	We recognized a $66.8 million impairment loss on goodwill for the first quarter of 2009, eliminating all goodwill from our balance sheet.

(2)

Long-term obligations are defined as those obligations with maturities in excess of one year. The Corporation’s long-term obligations consist of certain term repurchase agreements (included in the “Federal funds purchased and securities sold under agreements to repurchase” caption on our consolidated balance sheets), subordinated debentures, and certain FHLB borrowings (included in the “Other borrowed funds” caption on our consolidated balance sheets).

(3)	Net interest margin is net interest income divided by average earning assets.

(4)	These percentages are negative and therefore not meaningful.

(5)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income (excluding taxes and the provision for loan losses).

(6)	Nonperforming loans include loans 90 or more days past due, nonaccrual loans and restructured loans.

(7)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial data included in our summary consolidated financial data are not measures of financial performance recognized by generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our performance.

•

“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to those transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

You should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP performance measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	As of March 31,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
Book value per common share	$8.75	$16.56	$15.57	$16.33	$16.09	$12.16	$11.94
Effect of intangible assets per share	(0.15)	(5.83)	(5.77)	(5.86)	(6.00)	(4.12)	(4.23)
Tangible book value per share	8.60	10.73	9.80	10.47	10.09	8.04	7.71
Return on average equity	N/A(1)%	5.6%	N/A(1)%	5.1%	9.0%	11.8%	11.0%
Effect of intangible assets	N/A(1)	3.2	N/A(1)	3.0	4.3	6.2	2.7
Return on average tangible equity	N/A(1)	8.8	N/A(1)	8.1	13.3	18.0	13.7

(1)	These percentages are negative and therefore not meaningful.

RISK FACTORS

There are many risks and uncertainties related to our business and operations and an investment in shares of our common stock. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should carefully consider the risks and uncertainties described below together with all other information contained in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely affect our business, financial condition and operations. Any of the following risks could negatively affect our business, financial condition and results of operations. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed. See “Forward-Looking Statements.”

Risks Related to Our Business

The current economic environment poses significant challenges for us and our industry and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions like us continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past year, including falling home prices and increasing delinquencies, foreclosures and unemployment, have resulted in significant write-downs of asset values by many financial institutions, including us. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their clients and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of client confidence, increased market volatility and widespread reduction in general business activity. Many financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition and results of operations.

Continued economic uncertainty, declines in real estate values, constrained financial markets, housing market decline and financial stress on borrowers as a result of the uncertain economic environment could continue to have an adverse effect on our borrowers or their clients, adversely affecting our financial condition and results of operations. For example, a deepening national economic recession or further deterioration in local economic conditions in the Southeastern United States could cause losses that exceed our allowance for loan losses. We cannot predict when economic conditions are likely to improve. We may also face additional risks in connection with the current economic environment, including the following:

•

Economic conditions that negatively affect housing prices and the job market have caused, and may continue to cause, the credit quality of our loan portfolios to deteriorate, and that deterioration in credit quality has had, and could continue to have, a negative effect on our business.

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities.

•	The processes we use to estimate our allowance for loan losses and reserves may no longer be reliable because market conditions can change rapidly.

•	The value of our securities portfolio may decline.

•	We face increased regulation of our industry, and compliance with that regulation has increased our costs and increased compliance challenges and may continue to do so.

As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition and results of operations.

We are heavily regulated, and that regulation could limit or restrict our activities and adversely affect our earnings.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies, including the OCC, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”), and to a limited degree, the regulators in the states in which our branches are located. Our compliance with these regulations is costly and may restrict some of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates and locations of offices. As further discussed below, we are also subject to capitalization guidelines established by our regulators, which require us to maintain certain levels of capital to support our business.

In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. In recent months, the U.S. financial regulators responding to directives of the Obama Administration and Congress have intervened on an unprecedented scale. New legislative proposals continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including with respect to compensation, interest rates and the effect of bankruptcy proceedings on consumer real property mortgages. Further, federal and state regulatory agencies may adopt changes to their regulations and/or change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or the application of laws and regulation to us. Compliance with current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance. Additionally, evolving regulations concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.

The Obama Administration recently proposed a white paper, “Financial Regulatory Reform—A New Foundation: Rebuilding Financial Supervision and Regulation,” that provides recommendations for overhauling the nation’s financial regulatory system in the wake of the global financial crisis. The plan urges Congress and regulators to adopt sweeping changes to financial sector regulation and oversight, dramatically increasing the federal government’s role in nearly every aspect of the financial markets. The administration proposes both new substantive authorities and practices in government regulation and supervision, and a restructuring of the regulatory system, including the creation of new federal agencies, offices and councils. If this proposal or some other similar proposal is adopted, it may result in additional restrictions, oversight or costs that may have an adverse effect on our business, results of operations or the price of our common stock.

In addition, given the current economic and financial environment, our regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts our ability to implement our strategy and could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our loan portfolio, securities portfolio and other assets. If any regulatory agency’s assessment of the quality of our assets differs from our assessment, we may be required to take additional charges that would have the effect of materially reducing our earnings, capital ratios and stock price.

We have entered into a formal written agreement with the OCC that requires us to take specified actions.

The OCC, our primary governmental regulator, reviews us annually. In this examination, the OCC reviews our business, including credit and other risks, accounting issues, operational matters, internal controls and management systems. Those reviews have required us to enhance our operational, risk management and internal control practices, planning processes, procedures and policies, among other things.

Following our most recent OCC review, we entered into an agreement with the OCC on April 17, 2009. In this agreement, we committed to enhance the Bank’s existing practices and procedures in several areas, including the following: strategic planning, credit risk management, other real estate owned, criticized assets, internal loan review, internal audit, commercial real estate concentration risk management, brokered deposits, and financial subsidiaries. As a result of entering into a written agreement with the OCC, we are deemed to be in a “troubled condition” under applicable banking laws. Consequently, we will not be eligible for expedited processing of branch applications and other regulatory approvals, and we will be required to obtain OCC or FDIC approval before making severance payments to departing executives, adding new directors or senior executives, and making any change in the responsibilities of any current senior executive officer who is proposing to assume a different senior officer position. The Bank’s regulators have considerable discretion in whether to grant required approvals, and we may not be able to obtain approvals if requested.

If we fail to comply with the terms of our written agreement with the OCC, the OCC has broad authority to take additional actions against the Bank, including assessing civil fines and penalties, imposing cease and desist orders, removing officers and directors and taking control of the Bank.

We are required to maintain high capital levels.

The OCC has required the Bank to achieve by September 30, 2009, and maintain on an ongoing basis, a Tier 1 leverage ratio of 8.0% and a total risk-based capital ratio of 12.0%. These capital ratios are higher than the regulatory capital ratios required to meet “well-capitalized” standards. We will substantially exceed the required capital ratios upon the completion of this offering. If we do not maintain these required capital levels, the OCC has broad authority to take additional actions against the Bank, including assessing civil fines and penalties, imposing cease and desist orders, removing officers and directors and taking control of the Bank.

Our loan portfolio is highly concentrated in commercial real estate in certain geographic areas.

Commercial real estate and farm loans totaled $421.4 million as of March 31, 2009. Additionally, construction and development loans totaled $312.1 million as of March 31, 2009. Our construction and development loan portfolio includes residential and non-residential construction and development loans. Our residential construction and development portfolio consists mainly of loans for the construction, development, and improvement of residential lots, homes, and subdivisions. Our non-residential construction and development portfolio consists mainly of loans for the construction and development of office buildings, hotels, and other non-residential commercial properties. Our commercial real estate and farm loan portfolio consists primarily of loans secured by office buildings, retail centers, warehouses, farm land and other commercial properties. As of March 31, 2009, 42.0% of our loans were originated in Tennessee and 28.0% of our loans were originated in Mississippi.

Commercial real estate loans are typically larger than residential real estate loans and consumer loans and depend on sales, in the case of construction and development loans, and cash flows, in the case of other commercial real estate loans, from the property to service the debt. Sales and cash flows have been and may continue to be affected significantly by general economic conditions, and a further deterioration in the markets where our collateral is located could increase the likelihood of default. Because our loan portfolio contains a significant number of commercial real estate loans with relatively large balances, the deterioration of a few of these loans has caused and could continue to cause a significant percentage increase in our non-performing loan balances. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

The level of our commercial real estate loan portfolio has subjected us to additional regulatory scrutiny.

The concentration of residential construction and development in our commercial real estate loan portfolio is a primary factor that led to our agreement with the OCC. The FDIC, the Federal Reserve and the OCC have promulgated joint guidance on sound risk management practices for financial institutions like the Bank with concentrations in commercial real estate lending. Under the guidance, management should employ heightened risk management practices including board and management oversight and strategic planning, enhancement of underwriting standards, risk assessment and monitoring through market analysis and stress testing. While we believe we have implemented and are continuing to implement policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance and with the requirements of the OCC agreement, the OCC could require us to implement additional policies and procedures consistent with their interpretation of the guidance that could result in additional costs to us or restrict our business in a manner that could have a material adverse effect on our results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease. Management maintains an allowance for loan losses based upon, among other things:

•	historical experience;

•	an evaluation of local, regional and national economic conditions;

•	regular reviews of delinquencies and loan portfolio quality;

•	collateral evaluations;

•	current trends regarding the volume and severity of past due and problem loans;

•	the existence and effect of concentrations of credit;

•	results of regulatory examinations; and

•	from time to time, the advice of consultants.

Based on those factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes. In addition, our board of directors and the OCC periodically reviews our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs. The OCC judgments may differ from those of our management. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, which may be beyond our control, including changes in interest rates, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that the allowance for loan losses is adequate to cover current losses, we cannot provide assurances that we will not need to increase our allowance for loan losses or that regulators will not require an increase in our allowance. Either of these occurrences could materially and adversely affect our financial condition and results of operations.

We have incurred significant losses and may incur additional losses.

We incurred a net loss of $84.2 million, or $7.06 per share, for the quarter ended March 31, 2009 (including a $66.8 million impairment loss on goodwill) and a net loss of $3.4 million, or $0.28 per share, for the year ended December 31, 2008. These losses, excluding the impact of the impairment loss on goodwill in the first quarter of 2009, have resulted primarily from losses in our loan portfolio and we may suffer additional losses in the future.

We are subject to restrictions on executive compensation as a result of our participation in the CPP.

Under the terms of the CPP, the U.S. Treasury has imposed specified standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds any equity or warrants issued pursuant to the CPP. These standards generally apply to our chief executive officer, chief financial officer, chief operating officer, and the two next most highly compensated senior executive officers. The standards include:

•	ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten our value;

•	required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;

•	prohibition on making golden parachute payments to senior executives; and

•	agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

Under the American Recovery and Reinvestment Act of 2009 (the “ARRA”), further compensation restrictions, including significant limitations on incentive compensation, have been imposed on our senior executive officers and most highly compensated employees. Those restrictions, and any future restrictions on executive compensation that may be adopted, could adversely affect our ability to hire and retain senior executive officers.

Competition in the banking industry is intense and may adversely affect our profitability.

The banking business is highly competitive, and we experience competition from many other financial institutions in our markets. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other regional, super-regional, national and international financial institutions that operate offices in our markets and elsewhere. Moreover, this highly competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Many of our competitors have fewer regulatory constraints, and some have lower cost structures.

We compete with these institutions both in attracting deposits and in making loans. Price competition for loans might result in us originating fewer loans, or earning less on our loans, and price competition for deposits might result in a decrease in our total deposits or higher rates on our deposits. We have to attract our client base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. We may face a competitive disadvantage as a result of our smaller size and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our communities with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local clients, we can give no assurance that this strategy will be successful.

Further deterioration of local economic conditions where we operate could have a continuing negative effect on us.

Our success depends significantly on the general economic conditions of the geographic markets we serve in the states of Alabama, Florida, Georgia, Mississippi and Tennessee. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. As a consequence of the difficult economic environment, we experienced losses, resulting primarily from significant provisions for loan losses. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve in the near term, in which case we could continue to experience losses and write-downs of assets, and could face capital and liquidity constraints or other business challenges. Adverse changes in, and further deterioration of, the economic conditions of the Southeastern United

States in general or any one or more of our local markets could negatively affect our financial condition, results of operations and our profitability. A continuing deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans we make, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans.

Future growth or operating results may require us to raise additional capital, but that capital may not be available or may be dilutive.

Although we expect to raise approximately $             million in this offering, to the extent that our future operating results erode capital, we are required to maintain higher capital levels, or we elect to expand through loan growth, we may be required to raise additional capital. Our ability to raise capital will depend on conditions in the capital markets, which are outside of our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital when needed or on favorable terms. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations. In addition, the issuance of additional shares of our common stock, including the exercise of the warrants that we issued to the U.S. Treasury or otherwise, will dilute the ownership interest of our common shareholders.

Liquidity needs could adversely affect our results of operations and financial condition.

The Bank’s primary sources of funds are client deposits, maturing or called securities and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors outside of our control, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Those sources include Federal Home Loan Bank (“FHLB”) advances, brokered deposits and federal funds lines of credit from correspondent banks. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we grow and experience increasing loan demand or if regulatory decisions should limit their availability. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should those sources not be adequate.

The financial services industry faces substantial litigation and legal liability risks.

We have been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation arising in connection with our activities. Threatened legal actions could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We are also subject to risk from potential employee misconduct, including non-compliance with policies and improper use or disclosure of confidential information. Any substantial legal liability resulting from litigation could materially and adversely affect our business, financial condition or results of operations.

Actions of the U.S. Treasury, the Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets may not achieve the intended effect.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the “Emergency Economic Stabilization Act”) in response to the current crisis in the financial sector and on February 17, 2009, President Obama signed into law the ARRA. The U.S. Treasury and banking regulators have implemented a number of programs under this legislation to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that the Emergency Economic Stabilization Act or the ARRA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of the Emergency Economic Stabilization Act or the ARRA to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material adverse effect on our business, financial condition, results of operations, access to credit or the value of our securities.

These programs and measures also subject participating financial institutions, like us, to additional restrictions, oversight and costs that may have an adverse effect on our business, financial condition, results of operations or the price of our common stock. In particular, the ARRA amended the executive compensation provisions of the Emergency Economic Stabilization Act, under which TARP was established. These amendments apply not only to future participants under TARP, but also apply retroactively to companies like us that are current TARP participants. The full scope and effect of these amendments is uncertain and difficult to predict. The ARRA directs the Secretary of the U.S. Treasury to adopt standards that implement the amended provisions of the Emergency Economic Stabilization Act and directs the SEC to issue rules in connection with some of the amended provisions. While the U.S. Treasury has adopted interim final rules, the full scope and effect of the new standards and rules is not fully known.

Changes in monetary policy and interest rates could adversely affect our profitability.

Our results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Our profitability depends to a significant extent on our net interest income. Net interest income is the difference between income generated from interest-earning assets and interest expense on funding those assets. Our net interest income has declined in recent periods due to a decline in interest rates. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but those changes could also affect our ability to originate loans and obtain deposits, and the average duration of our mortgage-backed securities portfolio.

Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of some of our noninterest income sources. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, which will have an adverse effect on our mortgage loan fee income. Declines in security values could further reduce our trust and investment income.

In light of changing conditions in the national economy and in the financial markets, particularly the uncertain economic environment, the continuing threat of terrorist acts and the current military operations in the Middle East, we cannot predict possible future changes in interest rates, which may negatively affect our deposit levels, our loan demand and our business and earnings. Furthermore, the actions of the United States and other governments in response to ongoing economic crisis may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

We may be required to pay significantly higher FDIC premiums in the future.

Recent insured institution failures, as well as deterioration in banking and economic conditions, have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio to historical lows. The FDIC expects a higher rate of insured institution failures in the next few years compared to recent years. Therefore, the reserve ratio may continue to decline. Additionally, the Emergency Economic Stabilization Act temporarily increased the limit on FDIC coverage to $250,000 through December 31, 2009, which was extended to December 13, 2013 on May 20, 2009. These developments will cause the premiums assessed on us by the FDIC to increase and materially increase other expenses. Presently, we anticipate our FDIC insurance related costs (assuming the 5 basis point special emergency assessment on June 30, 2009, payable September 30, 2009, is the only special assessment in 2009) to increase to $4.4 million in 2009 from $923,000 in 2008 and $248,000 in 2007, and we are unable to predict the effect in future periods if the economic crisis continues.

We are a bank holding company and depend on our subsidiaries for dividends, distributions and other payments.

The Corporation is a company separate and apart from the Bank, and we must provide for our own liquidity. Substantially all of our revenues are obtained from dividends declared and paid by the Bank. The Bank’s ability to declare and pay dividends is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends that are applicable to our subsidiaries that are regulated by various regulatory authorities. Under regulations controlling national banks, the payment of dividends by a bank without prior approval from the OCC is limited in amount to the current year’s net profit and the retained net earnings of the two preceding years. At December 31, 2008 and March 31, 2009, without approval from the OCC, the Bank does not have the ability to pay dividends to the Corporation. The Federal Reserve has issued policy statements generally requiring insured banks and bank holding companies to pay dividends only out of current operating earnings.

In addition, if any of the Corporation’s subsidiaries become insolvent, the direct creditors will have a prior and superior claim on its assets. The Corporation’s rights and the rights of the Corporation’s creditors will be subordinate to such direct creditor’s claims. Additionally, if the Bank becomes subject to federal conservatorship or receivership, the Corporation would probably suffer a complete loss of the value of our ownership interest in the Bank, and we subsequently may be exposed to significant claims by the FDIC and the OCC.

Our inability to hire or retain key professionals, management and staff could adversely affect our revenues and net income.

We rely on key personnel to manage and operate our business, including major revenue generating functions such as the loan and deposit portfolios. The loss of key staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues. In addition, loss of key personnel could result in increased recruiting and hiring expenses, which could cause a decrease in our net income.

The ARRA has imposed significant limitations on executive compensation for recipients, like us, of funds under the CPP, which may make it more difficult for us to retain and recruit key personnel. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of our key executives, including our chairman and chief executive officer, our president and chief operating officer and chief financial officer.

An interruption or breach in security with respect to our information systems, as well as information systems of our outsourced service providers, could have a material adverse effect on our financial condition and results of operations.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security with respect to our information system, as well as information systems of our outsourced service providers, could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation, any of which could result in failures or disruptions in our client relationship management, general ledger, deposit, loan and other systems resulting in a material adverse effect on our financial condition and results of operations.

Hurricanes and other natural disasters may adversely affect loan portfolios and operations and increase the cost of doing business.

We operate and make loans in the State of Florida, which is viewed as a hurricane-prone area. Hurricanes destroy collateral and the service businesses that support the area, and may affect the demand for houses and services in a hurricane-prone area. Our results could be adversely affected if we suffered higher than expected losses on our loans due to weather events.

We may face risks with respect to future de novo branch expansion and acquisitions or mergers such as substantial costs, timing and difficulty.

Although we are presently unable to engage in de novo branch expansion, acquisitions or mergers without OCC approval, we may obtain that approval and engage in those activities in the future after we raise the capital in this offering and improve our operating results. We may also consider and enter into new lines of business or offer new products or services. De novo branch expansion involves a number of risks, including:

•	the time it takes for de novo branches to become profitable;

•	the time and attention demands of senior management to execute de novo branching;

•	the dependence of de novo branching upon local banking management;

•	the time and costs associated with hiring experienced local banking management and opening the branch; and

•	the entry into new areas where we lack experience.

Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•

the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	the entry into new markets where we lack experience;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and clients.

There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with future acquisitions, which could cause ownership and economic dilution to our shareholders. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that, after giving effect to an acquisition, we will achieve profits comparable to or better than our historical experience.

We have a significant deferred tax asset and cannot assure that it will be fully realized.

We had net deferred tax assets of $11.9 million as of March 31, 2009. We did not establish a valuation allowance against our federal net deferred tax assets as of March 31, 2009 because we believe that it is more likely than not that all of these assets will be realized. In evaluating the need for a valuation allowance, we estimated future taxable income based on management approved forecasts. This process required significant judgment by management about matters that are by nature uncertain. If future events differ significantly from our current forecasts, we may need to establish a valuation allowance, which would have a material adverse effect on our results of operations and financial condition at the Bank.

Risks Related to Investing in Our Common Stock

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Although our common stock is listed on The NASDAQ Global Select Market, it is thinly traded. Thinly-traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

We cannot predict the effect of future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, on the market price of our common stock. Therefore, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital. Following this offering, we expect to have approximately              shares of common stock outstanding (or             shares of common stock outstanding if the underwriters exercise their over-allotment option in full) based upon 11,912,564 shares of common stock outstanding as of June 26, 2009.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in “Risk Factors—Risks Related to Our Business” and the following:

•	general economic and stock market conditions;

•	risks related to our business and our industry, including those discussed above;

•	changes in conditions or trends in our industry, markets or clients;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results and those of our competitors;

•	future sales of our common stock or other securities;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives; and

•	continuing threats of terrorist acts.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

The market price of our common stock may decline after the stock offering.

We are currently offering for sale             shares of our common stock (            shares if the underwriters exercise their over-allotment option in full). The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

The common stock is equity and therefore is subordinate to our and our subsidiaries’ indebtedness and preferred stock, and our ability to declare dividends on our common stock is limited.

Shares of the common stock are equity interests in the Corporation and do not constitute indebtedness. As such, shares of the common stock will rank junior to all current and future indebtedness and other non-equity claims on the Corporation with respect to assets available to satisfy claims on the Corporation, including in a liquidation of the Corporation. The Corporation may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. The ability of the Corporation to pay dividends is also limited by regulatory restrictions and the need to maintain sufficient consolidated capital. In addition, the ability of the Bank to pay dividends to the Corporation is limited by the Bank’s obligations to maintain sufficient capital and by other general restrictions on dividends that are applicable to national banks regulated by the OCC.

Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding. Under the terms of the CPP, for so long as any preferred stock issued under the CPP remains outstanding, we are prohibited from increasing dividends on our common stock, and from making some repurchases of equity securities, including our common stock, without the U.S. Treasury’s prior consent until the third anniversary of the U.S. Treasury’s investment or until the preferred stock has been redeemed in whole or the U.S. Treasury has transferred all of the preferred stock it purchased under the CPP to third parties. Furthermore, as long as the preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to some equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on the preferred stock, subject to limited exceptions.

In addition to the preferred stock we issued to the U.S. Treasury, our board of directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of the shareholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Holders of our common stock are only entitled to receive the dividends that our board of directors may declare out of funds legally available for those payments. Although we have historically paid cash dividends on our common stock, we are not required to do so. On May 5, 2009, our board of directors voted to suspend paying cash dividends until further notice. We cannot assure you that we will resume paying dividends in the future. This could adversely affect the market price of our common stock. Also, as discussed above, we are a bank holding company and our ability to declare and pay dividends depends in part on federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

An entity holding as little as a 5% interest in our outstanding common stock could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity, including a “group” composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding common stock, or 5% or more if the holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, (a) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHC Act to acquire or retain 5% or more of our outstanding common stock and (b) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our common stock or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change of control of our company and diminish the value of our common stock.

Some of the provisions of our restated articles of incorporation and restated bylaws could make it difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable. See “Description of Capital Stock.” These provisions include:

•	authorizing our board of directors to issue preferred shares without shareholder approval;

•	prohibiting cumulative voting in the election of directors; and

•	requiring the approval of 75% of our shareholders to approve any merger or sale of assets not recommended by the board of directors of the Corporation.

These anti-takeover provisions could impede the ability of our common shareholders to benefit from a change of control and, as a result, could have a material adverse effect the market price of our common stock and your ability to realize any potential change-in-control premium.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus and written or oral statements made by or on our behalf may contain forward-looking statements and information that are based on management’s beliefs, expectations and conclusions or drawn from certain assumptions and information currently available. The Private Securities Litigation Act of 1995 encourages the disclosure of forward-looking information by management by providing a safe harbor for that information. This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Although we believe that the expectations and conclusions reflected in those forward-looking statements are reasonable, they are based on numerous assumptions, some of which may prove to be incorrect, and are subject to risks and uncertainties, which could cause the actual results to differ materially from our expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “objective,” “project,” “forecast,” “goal” and similar expressions contained in this prospectus.

In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements include, among others, regulatory factors, economic conditions, changing interest rates, changing market conditions, availability or cost of capital, increased competition, changes in accounting standards and practices, employee workforce factors, ability to achieve cost savings and enhance revenues, the assimilation of acquired operations and establishing credit practices and efficiencies therein, acts of war or acts of terrorism or geopolitical instability and other effects of legal and administrative proceedings, changes in federal, state or local laws and regulations and other factors identified and described in “Risk Factors” and other sections of this prospectus, including “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of us. You should read these forward-looking statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.

All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus after the date of this prospectus.

USE OF PROCEEDS

Assuming a public offering price of $             (based on the closing price of our common stock on The NASDAQ Global Select Market on                     , 2009), the following table shows the calculation of the estimated net proceeds we will receive from the sale of shares of our common stock in this offering.

Gross proceeds from offering	$
Less: Underwriting discounts and commissions
Estimated expenses of offering

Net proceeds to us	$

If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $             million.

The net proceeds of this offering will qualify as Tier 1 capital for regulatory purposes and become part of our general funds. We expect to use the net proceeds of this offering to fund the Bank, to support continued growth in our loans and deposits and for general corporate purposes.

CAPITALIZATION

The following table describes the capitalization of the Corporation and certain capital ratios as of March 31, 2009. The Corporation’s capitalization is presented:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of              shares of our common stock at a public offering price of $             per share (based on the closing price of our common stock on The NASDAQ Global Select Market on                     , 2009) and our receipt of $             estimated net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering.

	As of March 31, 2009
	Actual(2)	As adjusted(3) (4)
	(Dollars in thousands, except per share data)
Long-term Debt:
Subordinated debentures(1)	$30,928
Shareholders’ Equity:
Preferred Stock, par value $10.00; 10,000,000 shares authorized; issued 44,000 shares	41,791
Common Stock, par value $1.00; 50,000,000 shares authorized; issued 11,914,814 shares	11,915
Surplus	95,800
Retained earnings (accumulated deficit)	(5,104)
Accumulated other comprehensive income (loss)	1,671
Total shareholders’ equity	146,073
Total capitalization	177,001
Book value per common share	8.75
Tangible book value per common share	8.60
Capital Ratios(5):
Tangible equity to tangible assets	6.96%
Tier 1 leverage ratio	8.39
Tier 1 risk-based capital(6)	12.26
Total risk-based capital(6)	13.52

(1)	Consists of debt issued in connection with our trust preferred securities.

(2)	Reflects 11,914,814 shares outstanding as of March 31, 2009.

(3)

As adjusted, reflects              shares outstanding after the completion of this offering. If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $            , $            and $            , respectively.

(4)	Before issuance of up to shares of common stock pursuant to the underwriters’ over-allotment option.

(5)

These capital ratios reflect the Corporation’s ratios. The Bank’s capital ratios are disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Capital.”

(6)	Assumes the net proceeds from this offering will be invested in short-term securities with a 0.0% risk-weighting.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

AND RELATED SHAREHOLDER MATTERS

Price Range of Our Common Stock

Our common stock is listed on The NASDAQ Global Select Market and is traded under the symbol “CADE.” Registrar and Transfer Company acts as our transfer agent. The following table provides, for the periods indicated, the range of closing prices of our common stock as reported on The NASDAQ Global Select Market for the period indicated and the dividends declared per share on our common stock for each period.

	High	Low	Cash Dividends Per Share
2009:
Second quarter (through June 29, 2009)	$5.29	$1.94	$—
First quarter	5.56	3.05	0.05
2008:
First quarter	$16.99	$13.88	$0.25
Second quarter	16.87	10.50	0.25
Third quarter	12.30	8.27	0.05
Fourth quarter	10.39	4.10	0.05
2007:
First quarter	$23.00	$19.88	$0.25
Second quarter	20.48	18.92	0.25
Third quarter	20.35	16.62	0.25
Fourth quarter	20.48	14.25	0.25

On June 29, 2009, the last reported sales price for our common stock on The NASDAQ Global Select Market was $2.47 per share. On June 29, 2009, there were 2,399 record holders of our common stock.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. Historically, we have paid quarterly cash dividends on our common stock. On May 5, 2009, however, our board of directors voted to suspend paying cash dividends until further notice. We cannot give you any assurance that we will resume paying dividends or regarding the amount of any potential future dividends. Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, including our outstanding preferred stock and our outstanding trust preferred securities and accompanying junior subordinated debentures, and other factors our board of directors deems relevant. To pay dividends to shareholders, we must receive cash dividends from the Bank. As a result, our ability to pay future dividends will also depend on the earnings of the Bank, its financial condition and its need for funds.

Moreover, a number of federal and state banking policies and regulations restrict the Bank’s ability to pay dividends. In particular, because the Bank is a depository institution and its deposits are insured by the FDIC, the Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the Bank is subject to regulations, which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to serve as a source of financial strength to the Bank and to commit resources to support the Bank. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

Finally, under the terms of the CPP, until the earliest to occur of: (a) the third anniversary of the U.S. Treasury’s investment in the Corporation; (b) the preferred stock has been redeemed in whole; or (c) the U.S. Treasury has transferred all of the preferred stock it purchased under the CPP to third parties, we are prohibited from increasing dividends on our common stock without the U.S. Treasury’s prior consent. Furthermore, as long as the preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to some equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on the preferred stock, subject to limited exceptions.

SELECTED HISTORICAL OPERATING AND FINANCIAL DATA

The following tables provide our selected historical operating and financial data for the periods and as of the dates indicated below. The selected historical income data for the years ended December 31, 2005 and December 31, 2004 and the selected financial data as of December 31, 2006, December 31, 2005 and December 31, 2004, are derived from audited consolidated financial statements that are not included in this prospectus. The selected historical income data for each of the three years ended December 31, 2008, December 31, 2007 and December 31, 2006, and the selected financial data as of December 31, 2008 and December 31, 2007, are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.

The selected historical income data for the three months ended March 31, 2009 and 2008 and the selected financial data as of March 31, 2009 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The selected financial data as of March 31, 2008 (balance sheet) is derived from unaudited consolidated financial statements that are not included in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected historical income and financial data as of and for the three months ended March 31, 2009 are not necessarily indicative of the results that may be obtained for a full year.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)		(audited)
	(Dollars in thousands, except ratios and per share data)
Summary of Operations:
Total interest income	$21,706	$28,609	$102,857	$122,113	$96,994	$73,184	$62,384
Total interest expense	9,353	14,090	47,330	64,845	46,512	27,970	21,186
Net interest income	12,353	14,519	55,527	57,268	50,482	45,214	41,198
Provision for loan losses	32,761	3,000	28,599	8,130	1,656	2,128	3,522
Net interest (loss) income after provision for loan losses	(20,408)	11,519	26,928	49,138	48,826	43,086	37,676
Securities gains (losses), net	63	203	390	(17)	66	159	223
Total other income	5,807	6,003	22,992	17,485	19,993	19,935	20,107
Noninterest expense	81,543 (1)	13,831	58,295	54,042	49,682	44,745	41,727
(Loss) income before income taxes	(96,144)	3,691	(8,375)	12,581	19,137	18,276	16,056
Income taxes (benefit) expense	(11,983)	930	(5,019)	2,788	4,984	4,522	3,757
Net (loss) income	(84,161)	2,761	(3,356)	9,793	14,153	13,754	12,299
Per Share Data:
Net (loss) income—basic	$(7.06)	$0.23	$(0.28)	$0.82	$1.37	$1.68	$1.51
Net (loss) income—diluted	(7.06)	0.23	(0.28)	0.82	1.37	1.68	1.50
Net (loss) income per share applicable to common shareholders—basic	(7.09)	0.23	(0.28)	0.82	1.37	1.68	1.51
Net (loss) income per share applicable to common shareholders—diluted	(7.09)	0.23	(0.28)	0.82	1.37	1.68	1.50
Dividends	0.05	0.25	0.60	1.00	1.00	0.98	0.96
Book value per common share	8.75	16.56	15.57	16.33	16.09	12.17	11.94
Tangible book value per common share	8.60	10.73	9.80	10.47	10.09	8.04	7.71

(1)	We recognized a $66.8 million impairment loss on goodwill for the first quarter of 2009, eliminating all goodwill from our balance sheet.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)		(audited)
	(Dollars in thousands, except for ratios)
Financial Condition Data:
Total assets(1)	$2,074,926	$2,009,850	$1,979,269	$1,984,155	$1,899,948	$1,446,117	$1,439,573
Net loans	1,253,961	1,348,778	1,307,599	1,322,921	1,210,710	851,332	817,649

Total deposits	1,602,032	1,396,539	1,461,159	1,425,566	1,460,523	1,121,684	1,116,373
Long-term obligations(2)	200,193	161,807	181,437	94,284	110,832	126,779	121,991
Total shareholders’ equity	146,073	197,157	185,565	194,370	191,265	116,984	114,766
Tangible shareholders’ equity	144,252	127,695	116,716	124,632	119,923	77,330	74,107
Selected Financial Ratios:
Net interest margin(3)	2.73%	3.23%	3.07%	3.28%	3.46%	3.55%	3.37%
Selected Performance Ratios:
Return on average assets	N/A(4)%	0.60%	N/A(4)%	0.50%	0.90%	1.00%	1.00%
Return on average equity	N/A(4)	5.60	N/A(4)	5.10	9.00	11.80	11.00
Return on average tangible equity	N/A(4)	8.80	N/A(4)	8.10	13.30	18.00	13.70
Dividend payout ratio	—	108.70	—	122.00	73.00	58.30	63.60
Average equity to average asset ratio	8.18	9.80	9.60	9.90	9.60	8.20	8.70
Efficiency ratio(5)	449.03	67.40	74.20	72.30	70.50	68.70	68.10
Asset Quality Ratios(6) :
Ratio of nonperforming assets to total assets	3.05%	1.36%	2.54%	1.00%	0.38%	0.53%	0.62%
Ratio of nonperforming loans to total loans	3.41	1.00	2.38	0.68	0.22	0.30	0.56
Ratio of allowance for loan losses to nonperforming loans	88.47	109.91	65.51	163.36	447.88	356.24	241.79
Ratio of allowance for loan losses to total loans	3.02	1.10	1.56	1.12	1.00	1.08	1.32
Capital Ratios:
Tier 1 leverage ratio(7)	8.39%	8.05%	7.70%	8.00%	9.20%	8.70%	8.20%
Tier 1 risk-based capital	12.26	10.31	10.10	10.20	11.70	12.50	12.20
Total risk-based capital	13.52	11.30	11.40	11.20	12.50	13.40	13.40

(1)	We recognized a $66.8 million impairment loss on goodwill for the first quarter of 2009, eliminating all goodwill from our balance sheet.

(2)

Long-term obligations are defined as those obligations with maturities in excess of one year. The Corporation’s long-term obligations consist of certain term repurchase agreements (included in the “Federal funds purchased and securities sold under agreements to repurchase” caption on our consolidated balance sheets), subordinated debentures, and certain FHLB borrowings (included in the “Other borrowed funds” caption on our consolidated balance sheets).

(3)	Net interest margin is net interest income divided by average earning assets.

(4)	These percentages are negative and therefore not meaningful.

(5)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income (excluding taxes and the provision for loan losses).

(6)	Nonperforming loans include loans 90 or more days past due, nonaccrual loans and restructured loans.

(7)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial data included in our summary consolidated financial data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our performance.

•

“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to those transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

You should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP performance measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	As of March 31,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
Book value per common share	$8.75	$16.56	$15.57	$16.33	$16.09	$12.16	$11.94
Effect of intangible assets per share	(0.15)	(5.83)	(5.77)	(5.86)	(6.00)	(4.12)	(4.23)
Tangible book value per share	8.60	10.73	9.80	10.47	10.09	8.04	7.71
Return on average equity	N/A(1)%	5.6%	N/A(1)%	5.1%	9.0%	11.8%	11.0%
Effect of intangible assets	N/A(1)	3.2	N/A(1)	3.0	4.3	6.2	2.7
Return on average tangible equity	N/A(1)	8.8	N/A(1)	8.1	13.3	18.0	13.7

(1)	These percentages are negative and therefore not meaningful.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following provides a narrative discussion and analysis of our results of operations and financial condition and changes in results of operations and financial condition as of and for the periods indicated. You should read this discussion along with the consolidated financial statements, including the notes to them, and the supplemental financial data included elsewhere in this prospectus.

Introduction and Management Overview

Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

Summary of Quarter Ended March 31, 2009

Participation in Capital Purchase Program. In January 2009, we sold 44,000 shares of non-voting preferred stock, for an aggregate purchase price of $44.0 million and issued a warrant to purchase up to 1,145,833 shares of our common stock to the U.S. Treasury under the CPP.

Net Interest Income. Our net interest income was $12.4 million for the first quarter of 2009, compared to $14.5 million for the first quarter of 2008. Our net interest margin was 2.73% for the first quarter of 2009, compared to 3.23% for the first quarter of 2008. Our loan yields declined by 175 basis points for the first quarter of 2009, compared to the first quarter of 2008. This lower yield was partly attributable to the 200 basis point reduction in interest rates by the Federal Reserve between March 31, 2008 and March 31, 2009. Our yield on earning assets declined by 156 basis points for the first quarter of 2009, but was offset somewhat by a 1.3% increase in average earning assets during this period.

Provision for Loan Losses. Our provision for loan losses was $32.8 million for the first quarter of 2009, compared to $3.0 million for the first quarter of 2008. We incurred $14.4 million in net charge-offs for the first quarter of 2009, compared to $2.9 million for the first quarter of 2008. Most of the increase in net charge-offs is attributable to two real estate development loans to one borrower. Also, we significantly increased our allowance for loan losses during the first quarter of 2009. Our allowance for loan losses was $39.1 million at March 31, 2009, compared to $20.7 million at December 31, 2008. We have experienced an increase in non-performing loans, mostly due to deterioration in our construction and development loan portfolio. During the first quarter of 2009, increased weakness in our Middle Tennessee and Florida markets were reflected in our provision for loan losses in the first quarter.

Other Income (Noninterest Income). Our noninterest income, exclusive of securities gains and losses, was relatively flat between the first quarter of 2008 and the first quarter of 2009.

Other Expense (Noninterest Expense). Our noninterest expense increased to $81.5 million for the first quarter of 2009, compared to $13.8 million for the first quarter of 2008, representing an increase of $67.7 million, or 489.6%. This increase was largely the result of a $66.8 million impairment loss on goodwill. The remaining $0.9 million increase resulted primarily from increases in FDIC insurance premiums and expenses relating to OREO.

Net Income/(Loss). We reported a net loss of $84.5 million, or $(7.09) per common share, for the first quarter of 2009, compared to net income of $2.8 million, or $0.23 per common share, for the first quarter of 2008.

Loan Portfolio. As of March 31, 2009, our loan portfolio was $1.293 billion, distributed among commercial real estate loans, commercial and industrial loans, 1-4 family mortgages and consumer loans. As of March 31, 2009, our loan portfolio was composed of approximately 63.0% variable rate loans and 37.0% fixed rate loans. Beginning in the third quarter of 2008, we made a concerted effort to reduce our concentration in commercial real estate loans, particularly residential construction and development loans, which typically have higher yields but also higher risk. Overall, our average loan balances declined by approximately $33.4 million, or 2.53%, to $1.314 billion for the first quarter of 2009, compared to $1.347 billion for the first quarter of 2008.

Investment Portfolio. The average balance of our investment portfolio was $467.8 million for the first quarter of 2009, compared to $443.9 million for the first quarter of 2008, representing an increase of $23.9 million, or 5.4%. However, our yield on securities declined by 54 basis points to 4.39% over this same period.

Deposits. Our overall cost of funds declined by 124 basis points between the first quarter of 2008 and the first quarter of 2009. Average interest-bearing deposits increased 8.3% to $1.34 billion for the first quarter of 2009, compared to $1.24 billion for the first quarter of 2008. This increase was partially offset by a decline of $49.6 million, or 13.5%, in average borrowed funds.

During the first quarter of 2009, we accumulated an additional $166 million in deposits, held at March 31, 2009 in our Federal Reserve account and in short-term U.S. Treasury obligations. Also during the first quarter of 2009, we completed the sale of $44.0 million of non-voting preferred stock and issued a warrant to purchase up to 1,145,833 shares of our common stock to the U.S. Treasury under the CPP.

Summary of Year Ended December 31, 2008

Net Interest Income. Net interest income was $55.5 million for the year ended December 31, 2008, compared to $57.3 million for the year ended December 31, 2007, a decrease of $1.7 million. Our net interest margin was 3.07% for the year ended December 31, 2008, compared to 3.28% for the year ended December 31, 2007. Our loan yields declined by 171 basis points for the year ended December 31, 2008, compared to the year ended December 31, 2007; however, our overall cost of funds only declined by 127 basis points. This reduction is primarily due to a 400 basis point reduction by the Federal Reserve. Pricing for deposits did not decline at the same pace as variable rate loans (which comprised approximately 64.0% of our loan portfolio) because of the strong competition for these funds. Our margins were continually under pressure due to the rate reductions occurring throughout 2008 and the timing differences between the repricing of our interest-bearing assets and liabilities.

Provision for Loan Losses. Our provision for loan losses was $28.6 million for the year ended December 31, 2008, compared to $8.1 million for the year ended December 31, 2007. This increase was due to a further deterioration in the real estate sectors of some of our markets, overall economic conditions, and internal credit downgrades on some client relationships.

Other Income (Noninterest Income). Noninterest income was $23.0 million for the year ended December 31, 2008, compared to $17.5 million for the year ended December 31, 2007. Noninterest income for 2007 reflects an impairment loss on certain securities in our investment portfolio that related to our decision to rescind the application of Financial Accounting Standards Board (“FASB”) Statement No. 159 to these securities. Noninterest income accounted for 29.3% and 23.4% of income in 2008 and 2007, respectively.

Other Expense (Noninterest Expense). Total noninterest expense was $58.3 million for the year ended December 31, 2008, compared to $54.0 million for the year ended December 31, 2007. Included in this increase is $3.6 million due to increased costs associated with OREO. The remaining $0.7 million of this increase is attributable to increases in FDIC insurance premiums.

Net Income/(Loss). We reported a net loss of $3.4 million, or $(0.28) per common share, for the year ended December 31, 2008, compared to net income of $9.8 million, or $0.82 per common share, for the year ended December 31, 2007.

Loan Portfolio. As of December 31, 2008, our loan portfolio was $1.328 billion. Our primary lending focus has been distributed among commercial real estate loans, commercial and industrial loans, 1-4 family mortgages and consumer loans. As of December 31, 2008, our loan portfolio was composed of approximately 64% variable rate loans and 36% fixed rate loans. Beginning in the third quarter of 2008, we made a concerted effort to reduce our concentration in commercial real estate loans, particularly real estate development loans, which typically have higher yields but also higher risk. Overall, our average loan balances declined by approximately $66.1 million, or 5.1%, from December 31, 2007 to December 31, 2008.

Investment Portfolio. Our average investment portfolio balance was $436.8 million for the year ended December 31, 2008, compared to $440.6 million for the year ended December 31, 2007. This represents a decrease of $3.8 million, or 0.9%. Our yield on securities declined by 12 basis points to 4.77% over this same period.

Deposits. Our overall cost of funds declined by 127 basis points between the year ended December 31, 2007 and the year ended December 31, 2008. Average interest-bearing deposits decreased 0.9% to $1.238 billion for the year ended December 31, 2008, compared to $1.249 billion for the year ended December 31, 2007, offset by an increase of $77.3 million, or 26.4%, in average borrowed funds. Our deposits averaged $1.416 billion for the year ended December 31, 2008, $1.424 billion for 2007 and $1.227 billion for 2006.

Outlook for Remainder of 2009

We believe our most significant challenge for the remainder of 2009 will be managing credit quality. We have taken an aggressive stance in addressing credit issues in our loan portfolio to minimize future risks, including taking an increased focus on underwriting standards and updating our loan policies. We have a special assets team in place to manage workout situations and assist in the timely disposition of defaulted assets. Our management information systems relating to loan concentrations provide us with current and detailed information about the status of the loans in our portfolio. Although we believe that these steps enhance our ability to manage credit quality, credit quality will remain an issue as long as current economic trends, including increasing unemployment rates and declining real estate prices, continue.

We continue to look for ways to grow noninterest income; however, the growth of noninterest income will remain a challenge under current economic conditions. We will also continue our efforts to control noninterest expenses. We expect our costs for FDIC insurance premiums to remain high for 2009, and we expect additional increases in OREO expenses based on recent additions. If rates remain flat as we currently expect, it will be difficult for us to expand our margin. However, we also expect our deposits and wholesale funding balances to decline, as we intend to use our excess liquidity to absorb maturing liabilities to reduce interest expense.

Recently Issued Accounting Standards and Critical Accounting Policies

Our accounting and financial reporting policies conform to GAAP and to general practices within the banking industry. Note A (Summary of Accounting Policies) of the notes to consolidated financial statements (audited) contains a summary of our accounting policies, and Note 1 (Recently Issued Accounting Pronouncements) of the notes to consolidated financial statements (unaudited) contains additional information regarding recently issued accounting standards. We believe that Note A and Note 1, read in conjunction with all other information in this prospectus, are sufficient to provide the reader with the information needed to understand our financial condition and results of operations.

Critical Accounting Policies. We believe that the areas of the financial statements that require the most difficult, subjective and complex judgments, and therefore contain the most critical accounting estimates, are as follows:

•	the provision for loan losses and the resulting allowance for loan losses;

•	the liability and expense relating to our pension and other postretirement benefit plans;

•	issues relating to other-than-temporary impairment losses in the investment portfolio; and

•	goodwill and other intangible assets.

Provision/Allowance for Loan Losses. Our allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses is maintained at a level that we believe is adequate to absorb all probable losses on loans inherent in the loan portfolio. The amount of the allowance is affected by loan charge-offs, which decrease the allowance; recoveries on loans previously charged off, which increase the allowance; and the provision for loan losses charged to earnings, which increases the allowance. In determining the provision for loan losses, we monitor fluctuations in the allowance resulting from actual charge-offs and recoveries and periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions. If actual losses exceed the amount of the allowance for loan losses, our earnings could be adversely affected.

The allowance for loan losses represents management’s estimate of the amount necessary to provide for losses inherent in the loan portfolio in the normal course of business. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. The allowance for loan losses is also subject to regulatory examinations and determination by the regulatory agencies as to its adequacy.

The allowance for loan losses is comprised of the following three components: specific reserves, general reserves and unallocated reserves. Generally, all loans that are indentified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. A loan is considered impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of the loan agreement. Once a loan has been identified as impaired, management measures impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting By Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral-dependent. When management’s measured value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on our current evaluation of our loss exposure for each credit, given the payment status, financial condition of the borrower and value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve and unallocated reserve calculations described below. Changes in specific reserves from period to period are the result in changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors.

We also maintain a general reserve for each loan type in the loan portfolio. In determining the amount of the general reserve portion of our allowance for loan losses, we consider factors such as our historical loan loss experience, the growth, composition and diversification of our loan portfolio, current delinquency levels, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, the results of recent regulatory examinations and general economic conditions. Established reserves for graded loans represent those criticized and classified loans where no impairment or specific reserve has been established. Reserves for these loans are based upon an average of the prior three-year loss factor. Homogeneous pools represent a pooling of non-criticized retail loan types. These loans are also reserved for based upon a three-year loss factor percentage. Other loan types include all other loans not included in the above commentary (not previously mentioned). These loans are non-criticized and are reserved for based upon the average of the prior three-year loss factor. We use this information to set the general reserve portion of the allowance for loan losses at a level we deem prudent.

Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic and business conditions and credit quality trends, we have established an unallocated portion of the allowance for loan losses based on our evaluation of these risks. The unallocated portion of our allowance is determined based on various factors, including general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, types of collateral securing our loans, the experience level of our lending officers and staff, the quality of our credit risk management and the results of independent third party reviews of our classification of credits. The unallocated portion of the allowance for loan losses was $4.0 million, or 10.2% of the total allowance, as of March 31, 2009, and $4.0 million, or 19.3% of the total allowance, as of December 31, 2008.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Bank’s executive committee and our full board of directors, indicating any change in the allowance for loan losses since the last review and any recommendations as to adjustments in the allowance for loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change. We used the same methodology and generally similar assumptions in assessing the allowance for both comparison periods. The allowance for loan losses was $39.1 million as of March 31, 2009, compared to $20.7 million as of December 31, 2008. This increase reflects further deterioration in our loan portfolio, due primarily to the lack of demand for residential housing, and the subsequent increase in net charge-offs.

Pension and Other Postretirement Benefit Plans. Another area that requires subjective and complex judgments is the liability and expense relating to our pension and other postretirement benefit plans. We maintain several benefit plans for our employees. They include a defined benefit pension plan, a defined contribution pension plan, a 401(k) plan and a deferred compensation plan. We make all contributions to these plans when they are due.

The defined benefit pension plan is the only plan that requires multiple assumptions to determine the liability under the plan. This plan has been frozen to new participants for several years. Management evaluates, reviews with the plan actuaries, and updates as appropriate the assumptions used in the determination of pension liability, including the discount rate, the expected rate of return on plan assets, and increases in future compensation. Actual experience that differs from the assumptions could have a significant effect on our financial position and results of operations. The discount rate and the expected rate of return on the plan assets have a significant impact on the actuarially computed present value of future benefits that is recorded on the financial statements as a liability and the corresponding pension expense.

In selecting the expected rate of return, management, in consultation with the plan trustees, selected a rate based on assumptions compared to recent returns and economic forecasts. We consider the current allocation of the portfolio and the probable rates of return of each investment type. In selecting the appropriate discount rate, management, with the assistance of actuarial consultants, performs an analysis of the plan’s projected benefit cash flows against discount rates from a national Pension Discount Curve (a yield curve used to measure pension liabilities). Based on the analysis, management used a discount rate of 5.75% in 2006 and 2007 and a discount rate of 6.0% in 2008. We used an expected rate of return of 7.5% for 2006, 2007 and 2008. From a historical perspective, the rates of return on the plan were 9.5% for 2006, 7.6% for 2007, and (21.7%) for 2008. Additionally, our philosophy has been to fund the plan annually to the maximum amount deductible under the Internal Revenue Service (“IRS”) rules. As of December 31, 2008, the plan had a current accumulated benefit obligation of approximately $10.7 million, and plan assets with a fair value of approximately $10.7 million.

FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, requires us to recognize the funded status of the plan (defined as the difference between the fair value of plan assets and the projected benefit obligation) on the balance sheet and to recognize in other comprehensive income any gains or losses and prior service costs or benefits not included as components of periodic benefit cost. Detailed information on our pension plan and the related impacts of these changes on the amounts recorded in our financial statements can be found in Note M (Employee Benefits) of the notes to consolidated financial statements (audited).

Other-Than-Temporary Impairment of Investment Securities. A third area that requires subjective and complex judgments on the part of management is the review of the investments in the investment portfolio for other-than-temporary impairments. Emerging Issue Task Force Issue 03-01 and FASB FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, require us to review our investment portfolio and determine if it has impairment losses that are other-than-temporary. In making its determination, management considers the following items:

•	the length of time and extent to which the current market value is less than cost;

•	evidence of a forecasted recovery;

•

financial condition and the industry environment of the issuer, including whether the issuer is a government or government-backed agency (all of the mortgage-backed securities and collateralized mortgage obligations in our portfolio are issued by government-backed agencies);

•	downgrades of the securities by rating agencies;

•	whether there has been a reduction or elimination of dividends or interest payments;

•	whether we have the intent or ability to hold the securities for a period of time sufficient to allow for anticipated recovery of fair value; and

•	interest rate trends that may impact recovery and realization.

As of March 31, 2009, our investment portfolio included certain securities that were impaired by definition, but based on our review and consideration of the criteria listed above, we determined that none of the impairments were other-than-temporary.

Goodwill and Other Intangible Assets. FASB Statement No. 142, “Goodwill and Other Intangible Assets,” eliminated the requirement to amortize goodwill; however, it does require periodic testing for impairment using a two-step approach. The first step is to determine whether impairment could exist. If the results of the first step of testing indicate that impairment does not exist, the test is complete. If the results of the first step indicate that impairment could exist, the second step of testing must be performed. We completed our periodic impairment test in accordance with FASB Statement No. 142 as of September 30, 2008. Based on the results of the first step of testing, we concluded that no impairment writedown was warranted as of September 30, 2008.

FASB Statement No. 142 requires that goodwill be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Several events occurred during the first quarter of 2009 that we believed triggered an additional test of goodwill for impairment. These events included our results of operations for the three months ended March 31, 2009, the changes in credit quality of our loan portfolio, and the continued general decline in the economy. We engaged an outside consultant to perform this additional goodwill impairment testing. Due primarily to the decline in the market value of our stock and the decline in prices paid in comparable bank acquisition transactions between September 30, 2008 and March 31, 2009, the first step of the goodwill impairment test indicated that potential impairment existed and the second step of testing should be performed to determine the amount of impairment. In the second step of the test, our consolidated balance sheet was marked to market to determine the current fair value of the goodwill that should be recorded on the balance sheet. As a result of this testing, we concluded that our goodwill was fully impaired as of March 31, 2009, and we recognized a goodwill impairment charge of $66.8 million for the quarter ended March 31, 2009. This charge eliminated all goodwill previously reflected on our balance sheet.

Income Taxes. The calculation of our income tax provision is complex and requires the use of estimates and judgment in its determination. We are subject to the income tax laws of the various jurisdictions where we conduct business, and we estimate income tax expense based on amounts expected to be owed to these various tax jurisdictions. We assess the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information, and we maintain tax accruals consistent with our evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by the taxing authorities, and newly enacted statutory, judicial, and regulatory guidance that could affect the relative merits of the tax positions. These changes, when they occur, impact accrued taxes and can materially affect our operating results. On January 1, 2007, we adopted FIN 48—FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. For additional information, see Note J (Income Taxes) of the notes to consolidated financial statements (audited) included in this prospectus.

Other Accounting Issues. We own NBC Capital Corporation (MS) Statutory Trust I (the “Trust”), which was organized under the laws of the State of Connecticut for the purpose of issuing trust preferred securities (“TPSs”). In accordance with FASB Interpretation No. 46 (revised December 2003), the Trust, which is considered a variable interest entity, is not consolidated into our financial statements because the only activity of the variable interest entity is the issuance of TPSs.

Comparison of Results of Operations for the Three Months Ended March 31, 2009 and 2008

Net Income/(Loss)

For the first quarter of 2009, we reported a net loss of $84.5 million, or $(7.09) per common share, compared to net income of $2.8 million, or $0.23 per common share, for the first quarter of 2008. The net loss for the first quarter of 2009 resulted primarily from the $66.8 million impairment loss on goodwill and a $32.8 million provision for loan losses.

Net Interest Income

Net interest income, the primary source of our earnings, represents income generated from earning assets, less the interest expense of funding those assets. Changes in net interest income may be divided into two components: (a) the change in average earning assets (volume component) and (b) the change in the net interest spread (rate component). Net interest spread represents the difference between yields on earning assets and rates paid on interest-bearing liabilities. Net interest margin is net interest income divided by average earning assets.

Net interest income was $12.4 million for the first quarter of 2009, compared to $14.5 million for the first quarter of 2008, a decrease of 14.9%. Net interest margin was 2.73% for the first quarter of 2009, compared to 3.23% for the first quarter of 2008. This 50 basis point decrease in margin resulted primarily from our loan yields declining at a faster rate than the cost of funds. Our loan yields and margin were also adversely affected by the reversal of interest income on loans that were placed on non-accrual status during the year ended December 31, 2008. During 2008, these reversals of interest income totaled $1.1 million, compared to $461,000 for 2007. This difference amounted to five basis points of yield on our loan portfolio and four basis points on our margin. Also, we generated fewer construction and development loans for the year ended December 31, 2008. These loans typically have higher yields. This reduction in higher yield loans was a result of the softening economy, a reduction in demand for real estate development loans, and our focus on credit quality.

Also, in recent quarters, we have made a concerted effort to reduce our concentration in commercial real estate loans, particularly construction and development loans, which typically have higher yields. When comparing the first quarter of 2009 to the first quarter of 2008, we lost 175 basis points of yield on our loans but only reduced the cost of funds by 124 basis points. Our yield on earning assets declined by 156 basis points for the first quarter of 2009, but was offset somewhat by a slight increase of $23.4 million, or 1.3%, in our average earning assets due to increases in the taxable securities and federal funds sold categories that were used to invest the additional liquidity accumulated during the first quarter of 2009.

The following table shows, for the periods indicated, an analysis of net interest earnings, including the average amount of interest-earning assets and interest-bearing liabilities outstanding during the period, the interest earned or paid on those amounts, the average yields/rates paid and the net yield on interest-earning assets:

	For the Quarter Ended March 31, 2009			For the Quarter Ended March 31, 2008
	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate (%)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate (%)
	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$1,313,743	$16,566	5.13%	$1,347,147	$23,045	6.88%
Mortgages held for sale	2,180	27	4.95	3,315	42	5.07
Securities:
Taxable	362,826	4,038	4.51	333,090	4,290	5.18
Tax exempt	104,967	1,020	3.94	110,766	1,150	4.18
Federal funds sold and other	48,975	55	0.45	15,001	82	2.19

Total interest-earning assets	1,832,691	21,706	4.80	1,809,319	28,609	6.36
Less: Allowance for loan losses	(21,903)			(14,534)
Noninterest-earning assets	216,310			202,218

Total assets	$2,027,098			$1,997,003

Liabilities and shareholders’ equity
Interest-bearing liabilities:
Interest checking	$263,091	$652	0.99%	$219,961	$1,057	1.92%
Money market and savings	332,755	987	1.19	322,208	1,771	2.20
Time deposits	744,775	5,520	2.96	695,796	7,837	4.51

Total interest-bearing deposits	1,340,621	7,159	2.17	1,237,965	10,665	3.46
Borrowings and repurchase agreements	286,326	1,871	2.61	335,880	2,844	3.39
Junior subordinated debentures	30,928	323	4.18	30,928	581	7.51

Total interest-bearing liabilities	1,657,875	9,353	2.29	1,604,773	14,090	3.53
Noninterest-bearing liabilities:
Noninterest-bearing deposits	180,260			175,780
Other liabilities	23,144			20,686

Total liabilities	1,861,279			1,801,239
Shareholders’ equity	165,819			195,764

Total liabilities and shareholders’ equity	$2,027,098			$1,997,003

Net interest income		$12,353			$14,519

Net interest spread(1)			2.48%			2.81%
Net interest margin(2)			2.73%			3.23%

(1)	Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(2)	Represents net interest income as a percentage of average interest-earning assets.

Provision for Loan Losses

We use our provision for loan losses to replenish the allowance for loan losses on our balance sheet. Based on our evaluation of the risk exposure contained in the loan portfolio, management believes that the level of the allowance is adequate. The board of directors reviews and approves management’s evaluation. This is an ongoing process through which we review and determine the amount of the provision on a quarterly basis. Our provision for loan losses was $32.8 million for the first quarter of 2009, compared to $3.0 million for the first quarter of 2008. We incurred $14.4 million in net charge-offs for the first quarter of 2009, compared to $2.9 million for the first quarter of 2008. Most of the increase in net charge-offs is attributable to two real estate development loans to one borrower. We significantly increased our allowance for loan losses during the first quarter of 2009. Our allowance for loan losses was $39.1 million as of March 31, 2009, compared to $20.7 million as of December 31, 2008. We have experienced an increase in non-performing loans, mostly due to commercial real estate construction and development loans. During the first quarter of 2009, increased weakness in our Middle Tennessee and Florida markets were reflected in our provision for loan losses in the first quarter of 2009. Also contributing to the increase in the provision for loan losses for the first quarter of 2009 was the updating of the three-year average historical loss factors included in our allowance for loan losses methodology. The 2008 losses were significantly higher than the 2005 losses that they replaced, which caused an increase in our estimate of the required allowance for loan losses as of March 31, 2009.

Other Income (Noninterest Income)

Other income refers to our noninterest income, which includes various service charges, fees and commissions, including insurance commissions earned by Galloway-Chandler-McKinney Insurance Agency, Inc. (“GCM Insurance”), a wholly-owned subsidiary of the Corporation. One of our strategic objectives has been, and continues to be, one of our strategic objectives to diversify our other income sources so that we can be less dependent on net interest income. Our other income, exclusive of securities gains and losses, was $5.7 million for the first quarter of 2009, compared to $5.8 million for the first quarter of 2008, a decrease of $56,000, or 1.0%. The following table presents for the periods indicated the major categories of noninterest income and the changes in the first quarter of 2009 compared to the first quarter of 2008:

	Quarter Ended March 31,		Change
	2009	2008
	(In thousands)
Service charges on deposit accounts	$2,005	$2,137	$(132)
Insurance commissions, fees and premiums	1,306	1,379	(73)
Trust Department income	466	564	(98)
Mortgage loan fees	210	360	(150)
Other	1,757	1,360	397
Securities gains (losses), net	63	203	(140)

Total noninterest income	$5,807	$6,003	$(196)

The decline in service charges on deposit accounts can be attributed to fewer insufficient funds fees charged during the first quarter of 2009. The insurance commission, fees and premiums declined due to lower profit sharing from the insurance carriers and lower insurance commissions from sales, resulting from the overall economic downturn. Trust Department income was impacted by a decline in the market value of investments under management, and mortgage loan fees were affected by fewer home sales, lower demand for refinancings, and more conservative underwriting requirements. Our other noninterest income increased 29.2% from the first quarter of 2008 to the first quarter of 2009, primarily due to insurance proceeds from a bank owned life insurance policy of approximately $645,000 received in the first quarter of 2009 and $150,000 from the reversal of an accrual established at the time of our most recent acquisition. During the first quarter of 2008, we recognized a $232,000 gain on the sale of an asset and $110,000 in proceeds from the redemption of stock in Visa Inc.

We recognized $63,000 in securities gains during the first quarter of 2009, compared to securities gains of $203,000 during the first quarter of 2008, representing a decrease of $140,000 or 69.0%.

Other Expense (Noninterest Expense)

Noninterest expense represents ordinary overhead expenses and, from time to time, any impairments to goodwill or other intangibles. Our total noninterest expense was $81.5 million for the first quarter of 2009, compared to $13.8 million for the first quarter of 2008, an increase of $67.7 million. The following table presents for the periods indicated the major categories of noninterest expense and the changes in the first quarter of 2009 compared to the first quarter of 2008:

	Quarter Ended March 31,		Change
	2009	2008
	(In thousands)
Salaries and employee benefits	$7,900	$7,967	$(67)
Premises and fixed asset expense	1,979	1,996	(17)
Impairment loss on goodwill	66,846	—	66,846
Other expense	4,818	3,868	950

Total other expense	$81,543	$13,831	$67,712

Salaries and employee benefits and premises and fixed asset expenses declined slightly in the first quarter of 2009, compared to the first quarter of 2008. In accordance with the provisions of FASB Statement No. 142 and based on the results of a third party analysis, we recognized a $66.8 million impairment loss on goodwill for the first quarter of 2009. The goodwill impairment was primarily due to the decline in the market value in our stock and the prices paid in recent comparable bank acquisitions. We recorded this goodwill in connection with a number of acquisitions since 2004. This impairment charge eliminated all goodwill from our balance sheet. However, our other noninterest expenses increased by $950,000, or 24.6%, in the first quarter of 2009, compared to the first quarter of 2008, due primarily to increases in FDIC insurance premiums and expenses relating to OREO. FDIC insurance premiums increased to $915,000 in the first quarter of 2009, compared to $64,000 in the first quarter of 2008. OREO-related expenses increased to $562,000 in the first quarter of 2009, compared to $157,000 for the first quarter of 2008. The 2009 expenses include approximately $320,000 in losses on the sale of OREO. Effective June 1, 2009, we suspended our 401(k) matching contributions. Also, we froze salaries for all employees at 2008 levels and reduced the salaries of our chief executive officer and chief operating officer by 10%. The board of directors also agreed to a 10% reduction in their board and committee fees.

Changes in our income tax expense have generally paralleled changes in pre-tax income. Our effective tax rate was 25.2% for the first quarter of 2008. The income tax benefit for the first quarter of 2009 results from the loss recognized for the period, as well as the tax benefits of our tax-exempt income.

Comparison of Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Net Income/(Loss)

For the year ended December 31, 2008, we reported a net loss of $3.4 million, or $(0.28) per common share, compared to net income of $9.8 million, or $0.82 per common share, for the year ended December 31, 2007 and net income of $14.2 million, or $1.37 per common share, for the year ended December 31, 2006. Return on average equity was (1.8)% for the year ended December 31, 2008, compared to 5.1% for the year ended December 31, 2007 and 9.0% for the year ended December 31, 2006. Return on average assets was (0.2)% for the year ended December 31, 2008, compared to 0.5% for the year ended December 31, 2007 and 0.9% for the year ended December 31, 2006.

The $20.5 million increase in our provision for loan losses for the year ended December 31, 2008 ($12.6 million after tax) equates to approximately $1.06 per share. The $3.6 million increase in OREO-related expenses for the year ended December 31, 2008 ($2.2 million after tax) equates to approximately $0.18 per share.

The reduction in earnings per share for the year ended December 31, 2007 was attributable to the first quarter impairment loss of $5.1 million ($3.1 million after tax), or $0.26 per share, the $6.5 million increase in our provision for loan losses ($4.0 million after tax), or $0.34 per share, and the 15.4% increase in average weighted shares outstanding, resulting from the $50.2 million stock offering and shares issued in our 2006 acquisition of SunCoast Bancorp, Inc. (“SunCoast”) in Florida.

Net Interest Income

Net interest income was $55.5 million for the year ended December 31, 2008, compared to $57.3 million for the year ended December 31, 2007, a decrease of $1.7 million, or 3.0%. Average earning assets were $1.809 billion for the year ended December 31, 2008, compared to $1.745 billion for the year ended December 31, 2007, an increase of $64.5 million, or 3.7%. Our net interest margin was 3.07% for the year ended December 31, 2008, compared to 3.28% for the year ended December 31, 2007. Our margins were continually under pressure due to the rate reductions occurring throughout 2008 and the timing differences between the repricing of our interest-bearing assets and liabilities.

In analyzing the rate component of net interest income in 2008 compared to 2007, we lost 131 basis points of yield on our earning assets and our loan yields declined by 171 basis points. During this period, the cost of funds decreased by 127 basis points. Our loan portfolio, which was comprised of approximately 64.0% variable rate loans, reflected a yield decrease to 6.04% for the year ended December 31, 2008, compared to 7.75% for the year ended December 31, 2007, due to the 400 basis point reduction by the Federal Reserve in interest rates in 2008. The yield on our investment portfolio also declined to 4.71% for the year ended December 31, 2008, compared to 4.89% for the year ended December 31, 2007. Our cost of deposits declined to 2.88% for the year ended December 31, 2008, compared to 4.00% for the year ended December 31, 2007 and our cost of other borrowings declined to 3.15% for the year ended December 31, 2008, compared to 5.08% for the year ended December 31, 2007 due to the decline in interest rates during this period, and our use of short-term, low-cost FHLB borrowing during 2008. Pricing for deposits did not decline at the same pace as variable rate loans because of the strong competition for these funds.

Our loan yields and margin were also adversely affected by the reversal of interest income on loans that were placed on non-accrual status during the year ended December 31, 2008. During 2008, these reversals of interest income totaled $1.1 million, compared to $461,000 for 2007. This difference amounted to five basis points of yield on our loan portfolio and four basis points on our margin. Also, we generated fewer real estate development loans for the year ended December 31, 2008. These loans typically have higher yields. This reduction in higher yield loans was a result of the softening economy, a reduction in demand for real estate development loans, and our focus on credit quality.

Our average earning asset balances increased by $64.5 million for the year ended December 31, 2008, as compared to the year ended December 31, 2007, attributed primarily to a $66.1 million increase in the average loan balance. The average balance of interest-bearing deposits decreased by $10.7 million to $1.238 billion for the year ended December 31, 2008, compared to $1.249 billion for the year ended December 31, 2007, and the average balance of other borrowings increased by $77.3 million to $370.4 million for the year ended December 31, 2008, compared to $293.1 million for the year ended December 31, 2007.

Net interest income was $57.3 million for the year ended December 31, 2007, compared to $50.5 million for the year ended December 31, 2006, an increase of $6.8 million, or 13.5%. Average earning assets were $1.745 billion for the year ended December 31, 2007, compared to $1.459 billion for the year ended December 31, 2006, an increase of $285.5 million, or 19.6%. Our net interest margin was 3.28% for the year ended December 31, 2007, compared to 3.46% for the year ended December 31, 2006.

In analyzing the rate component of net interest income in 2007 compared to 2006, we gained 35 basis points of yield on our earning assets. During this period, the cost of funds increased by 55 basis points. Our loan portfolio, which was comprised of approximately 61.0% variable rate loans, reflected a yield increase to 7.75% for the year ended December 31, 2007, compared to 7.62% for the year ended December 31, 2006. The yield on our investment portfolio also increased to 4.89% for the year ended December 31, 2007, compared to 4.68% for the year ended December 31, 2006. Our cost of deposits increased to 4.00% for the year ended December 31, 2007, compared to 3.39% for the year ended December 31, 2006. The primary reason for our increased net interest income in 2007 compared to 2006 was the increase in average earning asset balances. The increase in average earning assets in 2007 compared to 2006 was composed of the following: average loans increased by $311.3 million; average federal funds sold and other interest-bearing assets decreased by $6.5 million; and average investment securities decreased by $19.3 million. The increases in these balances resulted from the inclusion of the assets acquired in the two acquisitions during 2006 being reflected in the average balances for the full year of 2007. The average balance of interest-bearing deposits increased by $187.6 million in 2007 compared to 2006, and the average balance of other borrowings increased by $85.2 million in 2007 compared to 2006.

The following table shows, for the periods indicated, an analysis of net interest income, including the average amount of earning assets and interest-bearing liabilities outstanding during the period, the interest earned or paid on those amounts, the average yields/rates paid and the net yield on earning assets on both a book and tax equivalent basis:

	For the Year Ended December 31,
	2008			2007			2006
	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate (%)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate (%)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate (%)
	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$1,350,870	$81,533	6.04%	$1,284,762	$99,591	7.75%	$973,466	$74,182	7.62%
Mortgages held for sale(1)	2,818	156	5.54	4,298	249	5.79	See note 1	See note 1	See note 1
Securities:
Taxable	326,097	16,296	5.00	335,564	17,173	5.12	343,515	16,641	4.84
Tax exempt	110,691	4,536	4.10	104,995	4,379	4.17	116,328	4,859	4.18
Federal funds sold and other	18,763	336	1.79	15,086	721	4.78	25,893	1,312	5.07

Total interest-earning assets	1,809,239	102,857	5.69	1,744,705	122,113	7.00	1,459,202	96,994	6.65
Less: Allowance for loan losses	(15,833)			(12,641)			(10,463)
Noninterest-earning assets	197,829			196,555			182,869

Total assets	$1,991,235			$1,928,619			$1,631,608

Liabilities and shareholders’ equity
Interest-bearing liabilities:
Interest checking	$240,817	$3,866	1.61%	$201,678	$4,737	2.35%	$208,024	$4,421	2.13%
Money market and savings	326,362	5,871	1.80	329,768	10,008	3.03	248,331	6,163	2.48
Time deposits	670,977	25,945	3.87	717,366	35,200	4.91	604,895	25,408	4.20

Total interest-bearing deposits	1,238,156	35,682	2.88	1,248,812	49,945	4.00	1,061,250	35,992	3.39
Borrowings and repurchase agreements	339,430	9,708	2.86	256,488	11,902	4.64	170,813	7,594	4.45
Junior subordinated debentures	30,928	1,940	6.27	36,599	2,998	8.19	37,114	2,926	7.88

Total interest-bearing liabilities	1,608,514	47,330	2.94	1,541,899	64,845	4.21	1,269,177	46,512	3.66
Noninterest-bearing liabilities:
Noninterest-bearing deposits	177,670			175,196			165,939
Other liabilities	14,537			19,663			39,701

Total liabilities	1,800,721			1,736,758			1,474,817
Shareholders’ equity	190,514			191,861			156,791

Total liabilities and shareholders’ equity	$1,991,235			$1,928,619			$1,631,608

Net interest income		$55,527			$57,268			$50,482

Net interest spread(2)			2.75%			2.79%			2.99%
Net interest margin(3)			3.07%			3.28%			3.46%

(1)

This data is not available for 2006, due to our method of originating and selling mortgage loans. All mortgage loans are originated for and underwritten to upstream correspondent specifications on a best efforts basis without recourse. The loans are already sold at origination. The “held for sale” caption is used to account for the loans from origination until we deliver them to the correspondent and receive payment. Prior to 2007, these balances were included in other assets as “receivables from correspondents.”

(2)	Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(3)	Represents net interest income as a percentage of average interest-earning assets.

Provision for Loan Losses

Our provision for loan losses was $28.6 million for the year ended December 31, 2008, compared to $8.1 million for the year ended December 31, 2007. The substantial increase for the year ended December 31, 2008 was due primarily to continued deterioration in the real estate sectors of some of our markets, overall national economic conditions, and internal credit downgrades on certain client relationships. Our underwriting standards have tightened based on recent changes in market conditions. At the time, management believed that the level of the provision for loan losses for the year ended December 31, 2008 was appropriate based on the risk in the loan portfolio. However, during 2009, there have been changes in circumstances, and we believe we have made the necessary adjustments in the provision for loan losses to reflect these changes.

Our provision for loan losses was $8.1 million for the year ended December 31, 2007, compared to $1.7 million for the year ended December 31, 2006. The increase for the year ended December 31, 2007 was due to the deterioration of some large credits, including two commercial loans, a bankruptcy of a client, and an agricultural loan, as well as a softening in certain real estate sectors and a general weakening in the economy.

Other Income (Noninterest Income)

Other income (noninterest income) was $23.0 million for the year ended December 31, 2008, compared to $17.5 million for the year ended December 31, 2007. Noninterest income for the year ended December 31, 2007 reflects an impairment loss on certain investment securities that related to our decision to rescind the application of FASB Statement No. 159 to these securities. Noninterest income accounted for 29.3% of income for the year ended December 31, 2008, compared to 23.4% of income for the year ended December 31, 2007.

The following table presents for the periods indicated the major categories of noninterest income and the changes in 2008 compared to 2007:

	For the Years Ended December 31,		Change
	2008	2007
	(In thousands)
Service charges on deposit accounts	$9,133	$9,295	$(162)
Insurance commissions, fees, and premiums	5,028	4,999	29
Other service charges and fees	3,294	3,337	(43)
Trust Department income	2,305	2,558	(253)
Mortgage loan fees	1,156	1,690	(534)
Securities gains (losses), net	390	(17)	407
Bank owned life insurance income	683	681	2
Impairment loss on securities	—	(5,097)	5,097
Other	1,003	39	964

Total other income	$22,992	$17,485	$5,507

Trust Department income declined by 9.9% for the year ended December 31, 2008, as a result of lower asset balances under management, reflecting the downturn of the equity markets during 2008. Mortgage loan fees declined by 31.6% for the year ended December 31, 2008, as a result of reduced home sales and demand for refinancing. The increase in other noninterest income for the year ended December 31, 2008 compared to the year ended December 31, 2007 resulted primarily from a $232,000 gain on the sale of an asset, a $443,000 gain on the sale of a previously closed branch property in Mississippi, and $110,000 in proceeds from the redemption of stock in Visa Inc. Changes in other accounts were not individually material.

We recognized $390,000 in net securities gains for the year ended December 31, 2008, compared to $17,000 in net securities losses for the year ended December 31, 2007. During the first quarter of 2007, we recognized a

$5.1 million impairment loss on certain collateralized mortgage obligations (“CMOs”) and mortgage-backed securities. We sold those securities in early April 2007 and reinvested the proceeds in agency securities.

Noninterest income was $17.5 million for the year ended December 31, 2007, compared to $20.0 million for the year ended December 31, 2006. Noninterest income accounted for 23.4% of income for the year ended December 31, 2007, compared to 28.4% of income for the year ended December 31, 2006.

The following table presents for the periods indicated the major categories of noninterest income and the changes in 2007 compared to 2006:

	For the Years Ended December 31,		Change
	2007	2006
	(In thousands)
Service charges on deposit accounts	$9,295	$8,878	$417
Insurance commissions, fees, and premiums	4,999	4,441	558
Other service charges and fees	3,337	2,933	404
Trust Department income	2,558	2,341	217
Mortgage loan fees	1,690	876	814
Securities gains (losses), net	(17)	66	(83)
Bank owned life insurance income	681	641	40
Impairment loss on securities	(5,097)	(2,025)	(3,072)
Other	39	1,842	(1,803)

Total other income	$17,485	$19,993	$(2,508)

Service charges on deposit accounts increased by 4.7% for the year ended December 31, 2007, mostly due to improved management and oversight of our noninterest-bearing accounts. Insurance commissions, fees, and premiums earned by GCM Insurance increased by 12.6% for the year ended December 31, 2007, because of an increase in profit sharing received from the insurance carriers based on loss experience. Other service charges and fees increased by 13.8% for the year ended December 31, 2007, primarily due to increases in checkcard income and retail investment income. Trust Department income increased by 9.3% for the year ended December 31, 2007 because of higher asset balances under management. Mortgage loan fees increased by 92.9% for the year ended December 31, 2007, as a result of our restructuring of the division and the expansion of our mortgage operations into our newer markets during 2007. Other noninterest income decreased significantly for the year ended December 31, 2007, compared to the year ended December 31, 2006, due to a $488,000 gain on the sale of our credit card portfolio, a $215,000 increase in earnings from our investment in a low income housing partnership, and a $842,000 gain on early extinguishment of debt related to prepayments on certain FHLB borrowings during 2006. Changes in other accounts were not individually material.

We recognized $17,000 in net securities losses during 2007, compared to gains of $66,000 during 2006. We recognized a $5.1 million impairment loss on certain CMOs and mortgage-backed securities during the first quarter of 2007. We sold those securities in early April 2007 and reinvested the proceeds in agency securities. We recognized a $2.0 million other-than-temporary impairment charge relating to certain Fannie Mae and Freddie Mac preferred stock during the third quarter of 2006. We sold those securities in the fourth quarter of 2006 for amounts approximating their carrying values at the time of sale.

Other Expense (Noninterest Expense)

Total other expense (noninterest expense) was $58.3 million for the year ended December 31, 2008, compared to $54.0 million for the year ended December 31, 2007. Included in this increase was $3.6 million, due to increased costs associated with OREO. The remaining $0.7 million of this increase is attributable to increased FDIC insurance premiums.

The following table presents for the periods indicated the major categories of noninterest expense and the changes in 2008 compared to 2007:

	For the Years Ended December 31,		Change
	2008	2007
	(In thousands)
Salaries	$25,461	$25,351	$110
Employee benefits	5,229	5,356	(127)
Net occupancy	3,923	4,367	(444)
Furniture and equipment	4,070	4,005	65
Communications	1,251	1,272	(21)
Data processing	1,629	1,736	(107)
Advertising	997	820	177
Professional fees	2,417	1,712	705
Intangible amortization	890	1,328	(438)
Loss on sale of assets/OREO	3,413	180	3,233
Other	9,015	7,915	1,100

Total other expense	$58,295	$54,042	$4,253

The 10.2% decrease in net occupancy expense for the year ended December 31, 2008 is mostly due to a decrease in premises rental expense and depreciation. Advertising expenses increased by 21.6% for the year ended December 31, 2008 because of a general brand advertising campaign implemented during the year. Professional fees increased by 41.2% for the year ended December 31, 2008, due to increased legal fees associated with OREO, attorney consultations regarding our participation in the CPP. See Note X (Subsequent Events) of the notes to consolidated financial statements (audited) for additional information about the CPP and the outsourcing of a portion of our credit review function. Other noninterest expenses increased by 13.9% for the year ended December 31, 2008, due primarily to increases in FDIC insurance premiums and expenses related to OREO. Before 2008, we paid the majority of our FDIC insurance premiums using credits with the FDIC; however, these credits were depleted in early 2008. Our FDIC insurance premiums expense totaled $923,000 for the year ended December 31, 2008, compared to $248,000 for the year ended December 31, 2007. Due to the increased number of foreclosed properties, we incurred increased legal fees, appraisal fees and other maintenance and holding expenses, as well as losses on sales of OREO. These expenses totaled approximately $4.1 million for the year ended December 31, 2008, compared to $463,000 for the year ended December 31, 2007. The most significant component of this increase was a $2.7 million writedown representing a decline in market value of OREO property that we held and had not yet sold as of December 31, 2008. This writedown is reflected in the “loss on sale of assets/OREO” category of noninterest expense. Changes in the other expense categories were not individually material.

The following table presents for the periods indicated the major categories of noninterest expense and the changes in 2007 compared to 2006:

	For the Years Ended December 31,		Change
	2007	2006
	(In thousands)
Salaries	$25,351	$23,010	$2,341
Employee benefits	5,356	5,756	(400)
Net occupancy	4,367	3,314	1,053
Furniture and equipment	4,005	3,501	504
Communications	1,272	1,128	144
Data processing	1,736	1,676	60
Advertising	820	969	(149)
Professional fees	1,712	1,476	236
Intangible amortization	1,328	1,144	184
Other	8,095	7,708	387

Total other expense	$54,042	$49,682	$4,360

The 10.2% increase in salaries for the year ended December 31, 2007 was attributable to a full year of salaries related to our branches in Florida and Georgia acquired in 2006 through the acquisitions of SunCoast and Seasons Bancshares, Inc. (“Seasons”), respectively, a full year of salaries related to branches opened in Memphis and Brentwood, Tennessee in 2006, and salaries related to new branches in Hoover, Alabama and Franklin, Tennessee opened in 2007. For the year ended December 31, 2007, salaries related to our Florida and Georgia branches increased by $1.7 million, salaries related to the new branches in Memphis and Brentwood increased by $275,000, and salaries expense for the new branches in Hoover and Franklin totaled $286,000. Exclusive of these items, our overall salaries expense remained virtually flat, as normal raises were offset by increased staffing efficiencies. However, employee benefits expense decreased by 6.9% for the year ended December 31, 2007, due primarily to pension costs associated with certain retirements in 2006.

The 31.8% increase in net occupancy expense and the 14.4% increase in furniture and equipment expense for the year ended December 31, 2007 were mostly due to increased depreciation, facility rental, and equipment rental expenses associated with the opening of new branches. These branches accounted for $1.4 million of the $1.6 million increase in expense in these two categories for the year ended December 31, 2007, compared to the year ended December 31, 2006. Changes in the other expense categories were not considered individually material.

The tax benefit for the year ended December 31, 2008 reflects the addition of tax free income of approximately $4.5 million to our pre-tax operating loss of $8.4 million, to reflect a tax loss of approximately $12.9 million. The tax benefit of $5.0 million reflects a rate of 38.8% for the year ended December 31, 2008, which is approximately the statutory rate.

Changes in our income tax expense for the year ended December 31, 2007, compared to the year ended December 31, 2006 have generally paralleled changes in pre-tax income. Our effective tax rate was 22.2% for the year ended December 31, 2007, compared to 26.0% for the year ended December 31, 2006. These changes resulted primarily from the mix of income from tax-exempt investments and the percentage relationship of tax-exempt income to total pre-tax income. The alternative minimum tax provision, the market supply of acceptable municipal securities, the level of tax-exempt yields and our normal liquidity and balance sheet structure requirements limit our ability to reduce income tax expense by acquiring additional tax-free investments.

Financial Condition as of March 31, 2009 and 2008

Summary

Total assets were $2.075 billion as of March 31, 2009, compared to $1.979 billion as of December 31, 2008, an increase of $95.7 million, or 4.8%. Our loan portfolio balance was $1.293 billion as of March 31, 2009, compared to $1.328 billion as of December 31, 2008, a decrease of $35.3 million, or 2.7%. Our investment portfolio balance was $600.6 million as of March 31, 2009, compared to $436.4 million as of December 31, 2008, an increase of $164.2 million, or 37.6%. Total deposits were $1.602 billion as of March 31, 2009, compared to $1.461 billion as of December 31, 2008. Shareholders’ equity was $146.1 million as of March 31, 2009, compared to $185.6 million as of December 31, 2008, a decrease of $39.5 million, or 21.3%.

Loan Portfolio

Historically, our lending focus has been distributed among commercial real estate, commercial and industrial loans, 1-4 family mortgages and consumer loans. Total commercial, financial and agricultural loans, which consist primarily of short-term loans for working capital purposes, inventories, seasonal loans, lines of credit and equipment loans, accounted for 15.9% of our loan portfolio as of March 31, 2009, compared to 16.5% as of December 31, 2008. Total real estate loans, which are secured by commercial real estate, one-to-four family residential properties and multi-family dwelling units, accounted for 75.1% of our loan portfolio as of March 31, 2009, compared to 76.0% as of December 31, 2008. Total consumer loans, which consist of home improvement, mobile home, automobile and unsecured personal loans, made up 2.4% of our loan portfolio as of March 31, 2009, compared to 2.3% as of December 31, 2008.

Total loans were $1.293 billion as of March 31, 2009, a decrease of $35.3 million, or 2.7%, compared to total loans of $1.328 billion as of December 31, 2008. The majority of the decline in loans occurred in commercial real estate loans and construction and development loans due primarily to payoffs and workouts.

The following tables summarize our loan portfolio by type of loan and type of customer as of the dates indicated:

	As of March 31,
	2009		2008
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial:
Commercial	$205,262	15.9%	$232,951	17.1%
Commercial real estate	657,774	50.9	597,140	43.8
Real estate construction	156,525	12.1	275,049	20.2

Total commercial	1,019,561	78.9	1,105,140	81.0
Consumer:
Residential real estate	88,368	6.8	105,012	7.7
Home equity lines	68,815	5.3	58,552	4.3
Other consumer loans	31,542	2.4	34,121	2.5

Total consumer	188,725	14.5	197,685	14.5
Other	84,733	6.6	60,975	4.4

Total loans	$1,293,019	100.0%	$1,363,800	100.0%

The contractual maturity ranges of our loan portfolio and the amount of such loans with fixed and variable interest rates in each maturity range classified by borrower type as of March 31, 2009, are summarized in the following table:

	One Year or Less	After One Through Five Years	After Five Years	Total
	(In thousands)
Commercial:
Commercial	$82,688	$116,130	$6,444	$205,262
Commercial real estate	205,286	339,699	112,789	657,774
Real estate construction	123,764	20,808	11,953	156,525

Total commercial	411,738	476,637	131,186	1,019,561
Consumer:
Residential real estate	9,223	23,951	55,194	88,368
Home equity lines	520	12,659	55,636	68,815
Other consumer loans	5,205	12,512	13,825	31,542

Total consumer	14,948	49,122	124,655	188,725
Other	69,012	15,301	420	84,733

Total loans	$495,698	$541,060	$256,261	$1,293,019

Loans with a fixed interest rate	$178,451	$194,782	$92,254	$465,487
Loans with a variable interest rate	317,247	346,278	164,007	827,532

Total loans	$495,698	$541,060	$256,261	$1,293,019

As of March 31, 2009, our loan portfolio was composed of approximately 37% fixed interest rate loans and 63% of variable interest rate loans. Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of our loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loans rates are substantially lower than rates on existing mortgages due primarily to refinancings of adjustable rate and fixed rate loans at lower rates.

Delinquent and Nonperforming Assets

We have several procedures that are designed to maintain the overall quality of our loan portfolio. We have established underwriting guidelines followed by our management and delinquency levels are monitored by our executive committee and reviewed by the board of directors for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Trends in delinquency ratios represent an indicator, among other considerations, of credit risk within the loan portfolio. Nonperforming loans include nonaccrual loans, loans past due 90 days or more, and loans renegotiated or restructured because of a debtor’s financial difficulties. Loans 90 days past due and still accruing interest totaled $5.8 million as of March 31, 2009, compared to $3.5 million as of December 31, 2008. The ratio of 90 days delinquent loans to total loans was 0.45% as of March 31, 2009, compared to 0.26% as of December 31, 2008.

We generally place loans on nonaccrual status if any of the following events occur:

•	the classification of a loan as nonaccrual internally or by regulatory examiners;

•	delinquency on principal for 90 days or more unless management is in the process of collection;

•	a balance remains after repossession of collateral;

•	notification of bankruptcy; or

•	management judges that nonaccrual status is appropriate.

Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. We are sometimes required to revise the interest rate or repayment terms in a troubled debt restructuring.

We obtain appraisals on loans secured by real estate with principal amounts in excess of $250,000 and may update those appraisals for loans categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, we evaluate the borrower’s overall financial condition to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses. We record real estate acquired through foreclosure at fair value at the time of acquisition, less estimated costs to sell the property.

The following table presents information regarding nonperforming assets as of the dates indicated:

	As of March 31, 2009	As of December 31, 2008
	(Dollars in thousands)
Nonaccrual loans	$33,051	$23,761
Accruing loans past due 90 days or more	5,774	3,467
Restructured loans	5,325	4,397

Total nonperforming loans	44,150	31,625
Other real estate	19,208	18,691

Total nonperforming assets	$63,358	$50,316

Nonperforming assets to total loans and other real estate	4.83%	3.74%

Nonperforming assets were $63.4 million as of March 31, 2009, compared to $50.3 million as of December 31, 2008. Our ratio of nonperforming assets to total loans and other real estate was 4.83% as of March 31, 2009, compared to 3.74% as of December 31, 2008. The increase in nonperforming assets in the first quarter of 2009 was due primarily to the continued decline in the economy, resulting in continued deterioration in the construction and development sector of our loan portfolio.

As of March 31, 2009, other real estate was comprised primarily of residential real estate developments in various stages of completion.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans included on the watch list that are not otherwise classified show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements compared to those of a satisfactory credit.

In establishing the appropriate classification for specific assets, we consider, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s repayment history and the current delinquent status. As a result of this process, loans are classified as substandard, doubtful or loss.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the repayment of the debt as contractually agreed. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected. Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. Loans classified as “loss” are those loans that are in the process of being charged off. Once a loan is deemed uncollectible as contractually agreed, the loan is charged off either partially or in-full against the allowance for loan losses.

As of March 31, 2009, we had $92.3 million of loans classified as substandard, $26.2 million classified as doubtful and $48,000 classified as loss. As of March 31, 2009, our allowance for loan losses included $21.5 million specifically allocated to individual loans in these categories.

Allowance for Loan Losses

The allowance for loan losses was $39.1 million as of March 31, 2009, compared to $20.7 million as of December 31, 2008. This increase reflects further deterioration in our loan portfolio, due primarily to the lack of demand for residential housing, and the subsequent increase in net charge-offs.

The following table summarizes the activity in our allowance for loan losses as of and for the periods indicated:

	As of March 31, 2009	As of December 31, 2008
	(Dollars in thousands)
Average loans outstanding	$1,313,742	$1,350,869

Total loans outstanding at end of period	$1,293,019	$1,328,329

Allowance for loan losses at beginning of period	$20,730	$14,926
Charge-offs:
Commercial, financial and agricultural	(581)	(1,582)
Real estate	(13,945)	(21,000)
Installment loans and other	(160)	(1,339)

Total charge-offs	(14,686)	(23,921)

Recoveries:
Commercial, financial and agricultural	37	379
Real estate	117	322
Installment loans and other	99	425

Total recoveries	253	1,126

Net charge-offs	(14,433)	(22,795)

Provision for loan losses	32,761	28,599

Allowance for loan losses at end of period	$39,058	$20,730

Ratio of net charge-offs to average loans outstanding	1.10%	1.69%
Ratio of allowance for loan losses to period end loans	3.02%	1.56%
Ratio of allowance for loan losses to nonperforming loans	88.47%	65.55%

Allocated Allowance for Loan Losses. We use a risk rating and specific reserve methodology in the calculation and allocation of our allowance for loan losses. The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of March 31, 2009		As of December 31, 2008
	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses
Allocated component:
Impaired loans	$74,038	$21,504	$59,664	$10,075
Graded loans	122,221	5,498	86,376	1,876
Homogeneous pools	141,107	739	141,318	584
Other loans	955,653	7,317	1,040,971	4,195
Unallocated component	—	4,000	—	4,000

Totals	$1,293,019	$39,058	$1,328,329	$20,730

Management believes that the allowance for loan losses as of March 31, 2009 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods, which could be substantial in relation to the size of the allowance for loan losses as of March 31, 2009.

Investment Portfolio

The investment portfolio serves as a source of liquidity and earnings and is used to manage interest rate risk and to ensure collateral is available for pledging requirements. Our investment portfolio primarily consists of agency mortgage-backed securities, pooled government guaranteed SBA loans and taxable and non-taxable municipal securities. Securities within the portfolio are classified as held-to-maturity or available-for-sale. As of March 31, 2009, we had no securities classified as trading. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Securities available-for-sale are carried at fair value with unrealized holding gains and losses reported as a separate component of shareholders’ equity called accumulated other comprehensive income. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities may be sold in response to interest rate changes, changes in prepayment risk or changes to underlying bank funding. Available-for-sale securities were $565.6 million as of March 31, 2009, compared to $398.7 million as of December 31, 2008. As of March 31, 2009, $246.7 million, or 43.6%, of the available-for-sale securities were invested in mortgage-backed securities, compared to $220.5 million, or 55.3%, as of December 31, 2008. The remainder of the available-for-sale portfolio was invested primarily in government securities.

Securities held-to-maturity are carried at amortized historical cost. Securities that we have the intent and ability to hold until maturity or on a long-term basis are classified as held-to-maturity. Held-to-maturity securities were $18.6 million as of March 31, 2009, compared to $21.4 million as of December 31, 2008. All of the securities in the held-to-maturity category were issued by state and municipal subdivisions.

The following tables summarize the amortized cost of securities classified as available-for-sale and held-to-maturity and their approximate fair values as of the dates shown:

	As of March 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Available-for-sale:
Mortgage-backed securities	$237,956	$8,715	$15	$246,656
Other securities	317,805	2,944	1,765	318,984

Total	$555,761	$11,659	$1,780	$565,640

Held-to-maturity:
Mortgage-backed securities	$—	$—	$—	$—
Other securities	18,556	769	—	19,325

Total	$18,556	$769	$—	$19,325

	As of December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$213,736	$6,736	$17	$220,455
Other securities	177,528	2,168	1,449	178,247

Total	$391,264	$8,984	$1,466	$398,702

Held-to-maturity:
Mortgage-backed securities	$—	$—	$—	$—
Other securities	21,358	757	—	22,115

Total	$21,358	$757	$—	$22,115

Some of our investment securities are valued at less than their historical cost. We believe these declines resulted primarily from increases in market interest rates. Because the declines in market value are due to changes in interest rates and not credit quality, and because we have the ability and intent to hold these securities until a recovery in fair value, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period the other than temporary impairment is identified.

As of March 31, 2009, we had net unrealized gains of $10.6 million in the investment portfolio compared to net unrealized gains of $8.2 million as of December 31, 2008. The $2.4 million increase in net unrealized gains is primarily attributable to changes in market interest rates from December 31, 2008 to March 31, 2009.

Mortgage-backed securities (MBSs) are securities that have been developed by pooling a number of real estate mortgages and are principally issued by “quasi-federal” agencies such as Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and the minimum monthly cash flows of principal and interest are guaranteed by the issuing agencies. Although investors generally assume that the federal government will support these agencies, it is under no obligation to do so. Other MBSs are issued by Ginnie Mae, which is a federal agency, and are guaranteed by the U.S. government.

Unlike U.S. government securities, which have a lump sum payment at maturity, MBSs provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities.

MBSs that are purchased at a premium will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Conversely, MBSs purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate MBSs do not tend to experience heavy prepayments of principal, and consequently the average life of this security will be lengthened. If interest rates begin to fall, prepayments will increase, thereby shortening the estimated lives of these securities.

The following table summarizes the contractual maturities of investment securities on an amortized cost basis and their weighted average yields as of March 31, 2009. This table shows the contractual maturities of the related investment securities and not the estimated average lives of the securities. The contractual maturity of an MBS is the date at which the last underlying mortgage matures. In the case of a 15-year pool of loans or a 30-year pool of loans, the maturity date of the security will be the date the last payment is due on the underlying mortgages.

	As of March 31, 2009
	Due in One Year or Less		Due After One Year through Five Years		Due After Five Years through Ten Years		Due After Ten Years		Total (Avg.)
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$3	8.38%	$9,834	3.38%	$27,313	4.64%	$209,506	5.12%	$246,656	5.00%
Other securities	154,871	0.21	49,918	4.56	35,070	4.86	78,321	4.41	318,180	2.44

Total	154,874	0.21	59,752	4.36	62,383	4.76	287,827	4.93	564,836	3.56

Held-to-maturity:
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	—
Other securities	145	9.73	—	—	1,933	9.24	16,478	9.03	18,556	9.06

Total	145	9.73	—	—	1,933	9.24	16,478	9.03	18,556	9.06

Equity and other securities	—	—	262	7.13	—	—	16,925	2.28	17,187	2.35

Total securities	$155,019	0.22%	$60,014	4.38%	$64,316	4.89%	$321,230	5.00%	$600,579	3.69%

Contractual maturity of an MBS is not a reliable indicator of its expected life because borrowers have the right to prepay their obligations at any time. A third party analysis of our mortgage-backed securities as of March 31, 2009 showed the estimated average lives for fixed MBSs to be 2.8 years. The average life of the total investment portfolio is 2.1 years as of March 31, 2009.

Goodwill and Other Intangibles

The change in our carrying amount of goodwill and other intangible assets as of March 31, 2009 and as of December 31, 2008 was as follows:

	As of March 31, 2009	As of December 31, 2008
	(In thousands)
Balance, beginning	$68,849	$69,738
Intangible asset amortization	(182)	(889)
Goodwill impairment charge	(66,846)	—

Balance, ending	$1,821	$68,849

The change resulted from the decline in the market value of our stock and the decline in prices paid in comparable acquisition transactions.

Deposits

Deposits are our primary source of funds and we rely on our banking centers and branches to attract and retain those deposits. We offer a variety of products, which consist of noninterest-bearing and interest checking accounts, money market and savings accounts and certificates of deposit. Deposits are gathered from individuals, partnerships and corporations in our market areas. From time to time, we also purchase brokered deposits. Our deposits averaged $1.521 billion for the first quarter of 2009, compared to $1.416 billion for the year ended December 31, 2008.

As of March 31, 2009, core deposits (which consist of all deposits other than brokered deposits, 50% of time deposits $100,000 and greater and 50% of public funds) were $1.269 billion, or 79.2%, of total deposits, while non-core deposits, including brokered deposits, made up 20.8% of total deposits. Total deposits increased to $1.602 billion as of March 31, 2009, compared to $1.461 billion as of the year ended December 31, 2008, an increase of $140.9 million, or 9.6%. The increase resulted from a $148.3 million, or 11.6%, increase in interest-bearing deposits, primarily time deposits, partially offset by a $7.4 million, or 4.1%, decrease in noninterest-bearing deposits.

The interest rates we pay are based on the competitive environments in each of our markets. We manage our interest expense through weekly deposit pricing reviews that compare our deposit rates with the competition and wholesale alternatives. The rising cost of our deposits over the past few years reflects the impact of the increase in the Federal Funds rate from 2006 through 2008. In addition, we have at times offered special products or attractive rates so that our deposits will keep up with our loan growth. The average cost of deposits, including noninterest-bearing deposits, for the first quarter of 2009 was 1.88%, compared to 2.52% for the year ended December 31, 2008.

The following table presents the daily average balances and rates paid on deposits for the periods indicated:

	For the quarter ended March 31, 2009		For the year ended December 31, 2008
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$180,260	—%	$177,670	—%
Interest-bearing demand(1)	554,406	1.15	526,918	1.80
Savings	41,440	0.44	40,261	0.58
Time deposits less than $100,000	274,509	2.99	287,987	3.76

Core deposits	1,050,615	1.41	1,032,836	1.99

Time deposits $100,000 and greater	320,910	2.70	287,621	3.79
Brokered deposits	149,356	3.48	95,369	4.41

Total deposits	$1,520,881	1.88%	$1,415,826	2.52%

(1)	Includes money market accounts.

The following table provides the amount of our time deposits as of March 31, 2009 that are $100,000 and greater by time remaining until maturity:

Three months or less	$116,853
Over three months through six months	106,197
Over six months through one year	161,522
Over one year	121,863

Total	$506,435

While a majority of the time deposits in amounts of $100,000 and greater will mature within one year, we expect that a significant portion of these deposits will be renewed, given that the rates we offer on time deposits are competitive in the market. If a significant portion of the time deposits were not renewed, it would have an adverse effect on our liquidity. We monitor maturities and have other available funding sources such as FHLB advances to mitigate this effect.

Borrowings, Repurchase Agreements and Junior Subordinated Debentures

We use borrowings to supplement deposits in funding our lending and investing activities. These borrowings are typically FHLB advances, which have terms ranging from overnight to several years. All FHLB borrowings are collateralized by investment securities or first mortgage loans. Additionally, we borrow from other financial institutions using investment securities as collateral and have issued junior subordinated debentures to a subsidiary trust.

Our borrowings and repurchase agreements were $281.2 million as of March 31, 2009. The outstanding balance as of March 31, 2009 includes no short-term FHLB advances, $190.0 million in long-term FHLB advances, $50.0 million in repurchase agreements with brokerage firms and $41.2 million in repurchase agreements with clients and treasury tax and loan note payable.

We decreased our borrowing and repurchase agreements $6.2 million, or 2.2%, to $281.2 million as of March 31, 2009 from $287.5 million as of December 31, 2008. The decrease was primarily a result of rising deposits, which provided us with a less expensive and more stable funding source, than borrowings and repurchase agreements.

The following table summarizes our outstanding borrowings and repurchase agreements of the dates indicated:

	As of March 31, 2009	As of December 31, 2008
	(Dollars in thousands)
Ending balance	$281,228	$287,465
Average balance for the period	286,327	339,430
Maximum month-end balance during the period	284,664	389,309
Average interest rate for the period	2.60%	2.85%
Weighted average interest rate at the end of the period	2.66%	2.51%

In addition to the borrowings and repurchase agreements discussed above, as of March 31, 2009, we had one issue of junior subordinated debentures outstanding totaling $30.9 million.

In addition to the borrowings and repurchase agreements discussed above, on December 20, 2003, the Corporation issued $30.9 million of floating rate junior subordinated deferrable interest debentures to the Trust. The debentures are the sole asset of the Trust. The net proceeds received by the Corporation from the issuance of the debentures were used for the Enterprise acquisition. The Trust issued $30.0 million of TPSs to investors. The Corporation’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Corporation of the Trust’s obligations under the TPSs. The TPSs are redeemable at the Corporation’s option on or after December 30, 2008, on any interest payment date. The TPSs must be redeemed upon maturity of the debentures in 2033. Interest on the debentures and TPSs is the three month London Interbank Offer Rate (“LIBOR”) plus 2.85% and is payable quarterly.

The Trust is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The TPSs represent preferred beneficial interests in the assets of the Trust and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the Trust. We own the common securities of the Trust. The Trust’s ability to pay amounts due on the TPSs depend solely on our making payment on the related junior subordinated debentures. The debentures, which are the only assets of the Trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed the Trust’s obligations under the Trust securities to the extent not paid or made by the Trust, provided that the Trust has funds available for those obligations.

Under the provisions of the issue of the junior subordinated debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on the junior subordinated debentures are deferred, the distributions on the TPSs will also be deferred. However, the interest due would continue to accrue during any such interest payment deferral period.

The TPSs issued by the Trust are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve adopted final rules that continued to allow trust preferred securities to be included in Tier 1 capital, but subject to stricter quantitative and qualitative limits that took effect on March 31, 2009. Prior to March 31, 2009, trust preferred securities and qualifying perpetual preferred stock were limited in the aggregate to no more than 25% of a bank holding company’s core capital elements. The new rule amends the existing limit by providing that the aggregate amount of restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) that may be included in Tier 1 capital may not exceed 25% of the sum of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Because the 25% limit was previously calculated without deducting goodwill, the final rule reduced the amount of TPSs that we can include in Tier 1 capital. The rules that became effective on March 31, 2009 did not affect the amount of TPSs that we may include in our Tier 1 capital.

The Trust issuing the TPSs holds junior subordinated debentures we issued with a 30-year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated TPSs will be excluded from Tier 1 capital and included in Tier 2 capital, subject (together with subordinated debt and certain other investments) to an aggregate limit of 50% of Tier 1 capital. In addition, under the proposal, the TPSs during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

Shareholders’ Equity

Shareholders’ equity was $146.1 million as of March 31, 2009, compared to $185.6 million as of December 31, 2008. Our ratio of average shareholders’ equity to average assets decreased to 8.2% as of March 31, 2009, compared to 9.6% as of December 31, 2008. On January 9, 2009, we sold $44 million of non-voting preferred stock to the U.S. Treasury under the CPP. During the first quarter of 2009, we reported a net loss applicable to common shareholders of $84.5 million. Included in this amount are the payment of $220,000 in preferred dividends and $102,000 of discount accretion related to the preferred stock. Also, we declared common dividends to our shareholders of $595,000. Finally, an increase in the market value of our available-for-sale investment securities caused our accumulated other comprehensive income to increase from $237,000 at December 31, 2008, to $1.7 million at March 31, 2009.

Financial Condition as of December 31, 2008, 2007 and 2006

Summary

Total assets were $1.979 billion as of December 31, 2008, compared to $1.984 billion as of December 31, 2007, a decrease of $4.9 million, or 0.2%. Our loan portfolio was $1.328 billion as of December 31, 2008, compared to $1.338 billion as of December 31, 2007, a decrease of $9.5 million, or 0.7%. Our investment portfolio was $436.4 million as of December 31, 2008, compared to $443.1 million as of December 31, 2007, a decrease of $6.7 million, or 1.5%. Total deposits were $1.461 billion as of December 31, 2008, compared to $1.426 billion as of December 31, 2007. Shareholders’ equity was $185.6 million as of December 31, 2008, compared to $194.4 million as of December 31, 2007, a decrease of $8.8 million, or 4.5%.

Total assets were $1.984 billion as of December 31, 2007, compared to $1.900 billion as of December 31, 2006, an increase of $84.2 million, or 4.4%. Our loan portfolio was $1.338 billion as of December 31, 2007, compared to $1.223 billion as of December 31, 2006, an increase of $114.9 million. Our investment portfolio was $443.1 million as of December 31, 2007, compared to $448.6 million as of December 31, 2006, a decrease of $5.5 million, or 1.2%. Total deposits were $1.426 billion as of December 31, 2007, compared to $1.461 billion as of December 31, 2006. Shareholders’ equity was $194.4 million as of December 31, 2007, compared to $191.3 million as of December 31, 2006, an increase of $3.1 million, or 1.6%.

Loan Portfolio

Total commercial, financial and agricultural loans accounted for 17% of our portfolio as of December 31, 2008. Total real estate loans accounted for 76% of our loan portfolio as of December 31, 2008. Total consumer loans made up 15% of our loan portfolio as of December 31, 2008.

Total loans were $1.328 billion as of December 31, 2008, a decrease of $10.0 million, or 0.7%, compared to loans of $1.338 billion as of December 31, 2007. The majority of the loan decline occurred in real estate construction loans due primarily to the moratorium imposed on this type of lending during 2008.

Total loans increased $114.9 million, or 9.4%, to $1.338 billion as of December 31, 2007, compared to $1.223 billion as of December 31, 2006. As of December 31, 2008, 2007, and 2006, loans comprised 67.1%, 67.4% and 64.4%, respectively, of total assets.

The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	As of December 31,
	2008		2007		2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial:
Commercial	$219,236	16.5%	$233,055	17.4%	$232,338	19.0%	$192,966	22.4%	$154,581	18.7%
Commercial real estate	670,595	50.5	573,387	42.9	515,029	42.1	343,320	39.9	321,261	38.9
Real estate construction	179,381	13.5	281,391	21.0	211,220	17.3	95,005	11.0	86,351	10.5

Total commercial	1,069,212	80.5	1,087,833	81.3	958,587	78.4	631,291	73.4	562,193	68.1
Consumer:
Residential real estate	92,055	6.9	108,378	8.1	130,019	10.6	113,850	13.2	139,630	16.9
Home equity lines	67,708	5.1	57,446	4.3	58,230	4.8	49,148	5.7	44,379	5.4
Other consumer loans	30,921	2.3	34,702	2.6	36,325	3.0	37,209	4.3	53,213	6.4

Total consumer	190,684	14.4	200,526	15.0	224,574	18.4	200,207	23.3	237,222	28.7
Other	68,433	5.2	49,488	3.7	39,785	3.3	29,146	3.4	25,849	3.1

Total loans	$1,328,329	100.0%	$1,337,847	100.0%	$1,222,946	100.0%	$860,644	100.0%	$825,264	100.0%

The contractual maturity ranges of our loan portfolio and the amount of such loans with fixed and variable interest rates in each maturity range as of dates indicated, are summarized in the following table:

	As of December 31, 2008
	One Year or Less	After One Through Five Years	After Five Years	Total
	(In thousands)
Commercial:
Commercial	$84,255	$125,728	$9,253	$219,236
Commercial real estate	225,606	329,408	115,581	670,595
Real estate construction	132,616	25,611	21,154	179,381

Total commercial	442,477	480,747	145,988	1,069,212
Commercial:
Residential real estate	10,694	24,129	57,232	92,055
Home equity lines	957	11,694	55,057	67,708
Other consumer loans	4,961	13,801	12,159	30,921

Total consumer	16,612	49,624	124,448	190,684
Other	64,690	2,476	1,267	68,433

Total loans	$523,779	$532,847	$271,703	$1,328,329

Loans with a fixed interest rate	$188,560	$191,825	$97,813	$478,198
Loans with a variable interest rate	335,219	341,022	173,890	850,131

Total loans	$523,779	$532,847	$271,703	$1,328,329

As of December 31, 2008, our loan portfolio was composed of approximately 63.0% fixed rate loans and 37.0% variable rate loans. Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of our loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loans rates are substantially lower than rates on existing mortgages due primarily to refinancings of adjustable rate and fixed rate loans at lower rates.

Delinquent and Nonperforming Assets

Nonaccrual loans totaled $23.8 million as of December 31, 2008, compared to $3.5 million as of December 31, 2007, and $1.4 million as of December 31, 2006. Loans 90 days past due and still accruing interest totaled $3.5 million as of December 31, 2008, compared to $5.5 million as of December 31, 2007, and $1.5 million as of December 31, 2006. The ratio of 90 days delinquent loans to total loans was 0.26% as of December 31, 2008, compared to 0.41% as of December 31, 2007 and 0.09% as of December 31, 2006.

The following table presents information regarding nonperforming assets as of the dates indicated:

	As of December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Nonaccrual loans	$23,761	$3,460	$1,435	$498	$1,918
Accruing loans past due 90 days or more	3,467	5,493	1,146	2,043	1,094
Restructured loans	4,397	180	151	73	1,502

Total nonperforming loans	31,625	9,133	2,732	2,614	4,514
Other real estate	18,691	10,678	4,561	5,131	4,463

Total nonperforming assets	$50,316	$19,811	$7,293	$7,745	$8,977

Nonperforming assets to total loans and other real estate	3.74%	1.47%	0.59%	0.89%	1.08%

Nonperforming assets were $50.3 million, $19.8 million and $7.3 million as of December 31, 2008, 2007 and 2006, respectively. Our ratio of nonperforming assets to total loans and other real estate was 3.74%, 1.47% and 0.59% as of December 31, 2008, 2007 and 2006, respectively. The increase in nonperforming assets in 2008 was due primarily to the decline in the economy resulting in continued deterioration in the residential, construction and development sector of our loan portfolio.

As of December 31, 2004 through December 31, 2008, other real estate was comprised primarily of residential real estate developments in various stages of completion.

As of December 31, 2008, we had $64.5 million of loans classified as substandard, $17.9 million classified as doubtful and $21,000 classified as loss. As of December 31, 2008, our allowance for loan losses included $10.1 million specifically allocated to individual loans in these categories.

Allowance for Loan Losses

The following table summarizes the activity in our allowance for loan losses as of and for the periods indicated:

	As of and for the Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Average loans outstanding	$1,350,870	$1,284,762	$973,466	$808,795	$756,110

Total loans outstanding at end of period	$1,328,329	$1,337,847	$1,222,946	$860,644	$828,563

Allowance for loan losses at beginning of period	$14,926	$12,236	$9,312	$10,914	$6,181
Allowance of acquired entity	—	—	3,116	—	4,547

Total allowances	14,926	12,236	12,428	10,914	10,728
Charge-offs:
Commercial, financial and agricultural	(1,582)	(2,547)	(749)	(1,320)	(732)
Real estate	(21,000)	(2,952)	(526)	(1,373)	(2,070)
Installment loans and other	(1,339)	(1,999)	(1,358)	(1,927)	(1,308)

Total charge-offs	(23,921)	(7,498)	(2,633)	(4,620)	(4,110)
Recoveries:
Commercial, financial and agricultural	379	408	259	52	133
Real estate	322	1,171	119	348	185
Installment loans and other	425	479	407	490	456

Total recoveries	1,126	2,058	785	890	774

Net charge-offs	(22,795)	(5,440)	(1,848)	(3,730)	(3,336)

Provision for loan losses	28,599	8,130	1,656	2,128	3,522

Allowance for loan losses at end of period	$20,730	$14,926	$12,236	$9,312	$10,914

Ratio of net charge-offs to average loans outstanding	1.69%	0.42%	0.19%	0.46%	0.44%
Ratio of allowance for loan losses to period end loans	1.56%	1.12%	1.00%	1.08%	1.32%
Ratio of allowance for loan losses to nonperforming loans	65.55%	163.43%	447.88%	356.24%	241.78%

Allocated Allowance for Loan Losses. The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of December 31,
	2008		2007		2006		2005		2004
	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses
	(In thousands)
Allocated component:
Impaired loans	$59,664	$10,075	$23,824	$4,396	$13,577	$2,113	$10,544	$1,293	$4,107	$2,237
Graded loans	86,376	1,876	24,728	852	32,682	972	19,978	812	44,820	3,805
Homogeneous pools	141,318	584	133,191	570	105,114	524	120,315	855	232,618	2,230
Other loans	1,040,971	4,195	1,156,104	4,246	1,071,573	6,107	709,807	4,768	547,018	1,905
Unallocated component	—	4,000	—	4,862	—	2,520	—	1,584	—	737

Total	$1,328,329	$20,730	$1,337,847	$14,926	$1,222,946	$12,236	$860,644	$9,312	$828,563	$10,914

We believe that the allowance for loan losses as of December 31, 2008 was adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods, which could be substantial in relation to the size of the allowance for loan losses as of December 31, 2008.

Investment Portfolio

As of December 31, 2008, we had no securities classified as trading. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Securities available-for-sale are carried at fair value with unrealized holding gains and losses reported as a separate component of shareholders’ equity called other comprehensive income. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities may be sold in response to interest rate changes, changes in prepayment risk or changes to underlying bank funding. Our average investment portfolio balances were $436.8 million as of December 31, 2008, compared to $440.6 million as of December 31, 2007. Available-for-sale securities were $398.7 million as of December 31, 2008, compared to $403.8 million as of December 31, 2007 and $413.8 million as of December 31, 2006. As of December 31, 2008, $220.5 million, or 55.3%, of the available-for-sale securities were invested in mortgage-backed securities, compared to $137.8 million, or 34.1%, as of December 31, 2007. The remainder of the available-for-sale portfolio was invested primarily in government securities.

Securities held-to-maturity are carried at amortized historical cost. Securities that we have the intent and ability to hold until maturity or on a long-term basis are classified as held-to maturity. Held-to-maturity securities were $21.4 million as of December 31, 2008, compared to $22.8 million as of December 31, 2007 and $23.5 million as of December 31, 2006. All of the securities in the held-to-maturity category were state and municipal securities.

The following tables summarize the amortized cost of securities classified as available-for-sale and held-to-maturity and their approximate fair values as of the dates shown:

	As of December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Available-for-sale:
Mortgage-backed securities	$213,736	$6,736	$17	$220,455
Other securities	177,528	2,168	1,449	178,247

Total	$391,264	$8,904	$1,466	$398,702

Held-to-maturity:
Mortgage-backed securities	$—	$—	$—	$—
Other securities	21,358	757	—	22,115

Total	$21,358	$757	$—	$22,115

	As of December 31, 2007				As of December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Available-for-sale:
Mortgage-backed securities	$137,221	$971	$412	$137,780	$254,390	$268	$6,466	$248,192
Other securities	265,128	1,338	450	266,016	166,556	271	1,207	165,620

Total	$402,349	$2,309	$862	$403,796	$420,946	$539	$7,673	$413,812

Held-to-maturity:
Mortgage-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Other securities	22,846	1,111	—	23,957	23,478	1,579	—	25,057

Total	$22,846	$1,111	$—	$23,957	$23,478	$1,579	$—	$25,057

Certain investment securities are valued at less than their historical cost. We believe these declines resulted primarily from increases in market interest rates. Because the declines in market value are due to changes in interest rates and not credit quality, and because we have the ability and intent to hold these securities until a recovery in fair value, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period the other-than-temporary impairment is identified.

As of December 31, 2008, we had net unrealized gains of $8.2 million in the investment portfolio compared to net unrealized gains of $2.6 million as of December 31, 2007. The $5.6 million increase in net unrealized gains is primarily attributable to changes in market interest rates from December 31, 2007 to December 31, 2008. As of December 31, 2007, we had net unrealized gains of $2.6 million compared to net unrealized losses of $5.6 million as of December 31, 2006. The $8.1 million increase in net unrealized gains was primarily due to rising interest rates.

The following table summarizes the contractual maturities of investment securities on an amortized cost basis and their yields as of December 31, 2008. This table shows the contractual maturities of the related investment securities and not the estimated average lives of the securities. The contractual maturity of an MBS is the date at which the last underlying mortgage matures. In the case of a 15-year pool of loans or a 30-year pool of loans, the maturity date of the security will be the date the last payment is due on the underlying mortgages.

	Due in One Year or Less		Due After One Year through Five Years		Due After Five Years through Ten Years		Due After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$4	8.32%	$44,794	4.41%	$21,201	4.88%	$194,456	5.30%	$220,455	5.24%
Other securities	4,864	4.81	69,296	4.40	60,865	4.99	41,908	5.31	176,933	4.83

Total	4,868	4.81	74,090	4.40	82,066	4.96	236,364	5.31	397,388	5.06
Held-to-maturity:
Mortgage-backed securities	—	—	—	—	—	—	—		—	—
Other securities	2,145	3.02	—	—	1,933	9.24	17,280	8.27	21,358	7.83

Total	2,145	3.02	—	—	1,933	8.27	17,280	9.42	21,358	7.83

Equity and other securities	501	5.73	248	8.61	—	—	16,934	3.96	17,683	3.79

Total securities	$7,514	4.36%	$74,338	4.42%	$83,999	5.06%	$270,578	5.41%	$436,429	5.16%

Contractual maturity of an MBS is not a reliable indicator of its expected life because borrowers have the right to prepay their obligations at any time. A third party analysis of our mortgage-backed securities as of December 31, 2008 shows the estimated average lives for fixed MBSs to be 2.6 years. The average life of the total investment portfolio is 2.3 years as of December 31, 2008.

Goodwill and Other Intangibles

The change in our carrying amount of goodwill and intangibles as of the years ended December 31, 2008 and 2007 is as follows:

	As of December 31,
	2008	2007
	(Dollars in thousands)
Balance, beginning	$69,738	$71,342
Intangible asset amortization	(889)	(1,327)
Goodwill adjustment relating to acquisition	—	(277)

Balance, ending	$68,849	$69,738

Deposits

Deposits were $1.461 billion as of December 31, 2008, compared to $1.426 billion as of December 31, 2007, an increase of $35.6 million, or 2.5%. Interest-bearing deposits increased to $1.280 billion as of December 31, 2008, compared to $1.254 billion as of December 31, 2007, an increase of $25.8 million, or 2.1%. Noninterest-bearing deposits increased to $181.2 million as of December 31, 2008, compared to $171.4 million as of December 31, 2007, an increase of $9.8 million, or 5.7%. Federal funds purchased and securities sold under agreements to repurchase decreased to $98.5 million as of December 31, 2008, compared to $107.1 million as of December 31, 2007, a decrease of $8.5 million, or 8.0%. Other borrowed funds (primarily FHLB advances) decreased to $188.9 million as of December 31, 2008, compared to $210.8 million as of December 31, 2007, a decrease of $21.8 million, or 10.4%, during 2008. Our deposits were $1.461 billion for the year ended December 31, 2008, $1.426 billion for 2007 and $1.227 billion for 2006.

As of December 31, 2008, core deposits (which consist of all deposits other than brokered deposits, 50% of time deposits $100,000 and greater and 50% of public funds) were $1.094 billion, or 74.8%, of total deposits, while non-core deposits, including brokered deposits, made up 25.2% of total deposits.

The interest rates we pay are based on the competitive environments in each of our markets. We manage our interest expense through weekly deposit pricing reviews that compare our deposit rates with the competition and wholesale alternatives. The rising cost of our deposits in 2007 and the decline in our cost of deposits in 2008 reflect the impact of the changes in the Federal Funds rate from 2006 through 2008. In addition, we have at times offered special products or attractive rates so that our deposits will keep up with our loan growth. The average cost of deposits, including noninterest-bearing deposits, for the year ended December 31, 2008 was 2.52% compared to 3.51% for the year ended December 31, 2007, and 2.93% for the year ended December 31, 2006.

As of December 31, 2007, core deposits (which consist of all deposits other than brokered deposits, 50% of time deposits $100,000 and greater and 50% of public funds) were $1.157 billion, or 81.1%, of total deposits while non-core deposits, including brokered deposits, made up 18.9% of total deposits.

The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	Years Ended December 31,
	2008		2007		2006
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$177,670	—%	$175,196	—%	$165,939	—%
Interest-bearing demand(1)	526,918	1.80	489,136	2.95	414,137	2.51
Savings	40,261	0.58	42,310	0.78	42,218	0.46
Time deposits less than $100,000	287,987	3.76	344,853	4.74	291,972	3.94

Core deposits	1,032,836	1.99	1,051,495	2.96	914,266	2.42

Time deposits $100,000 and greater	287,621	3.79	309,804	5.08	256,593	4.41
Brokered deposits	95,369	4.41	62,709	4.94	56,330	4.60

Total deposits	$1,415,826	2.52%	$1,424,008	3.51%	$1,227,189	2.93%

(1)	Includes money market accounts.

The following table sets forth the amount of our time deposits as of December 31, 2008 that are $100,000 and greater by time remaining until maturity:

(Dollars in thousands)
Three months or less	$161,595
Over three months through six months	72,579
Over six months through one year	122,346
Over one year	69,381

Total	$425,901

While a majority of the time deposits in amounts of $100,000 and greater will mature within one year, we expect that a significant portion of these deposits will be renewed as the rates offered on time deposits are competitive in the market. If a significant portion of the time deposits were not renewed, it would have an adverse effect on our liquidity. We monitor maturities and have other available funding sources such as FHLB advances to mitigate this effect.

Borrowings, Repurchase Agreements and Junior Subordinated Debentures

Our borrowings and repurchase agreements were $287.5 million as of December 31, 2008. The outstanding balance as of December 31, 2008 includes $20.0 million in short-term FHLB advances, $168.4 million in long-term FHLB advances, $99.1 million in repurchase agreements and treasury tax and loan note payable.

We decreased our borrowings and repurchase agreements $30.3 million, or 9.54%, to $287.5 million as of December 31, 2008 from $317.8 million as of December 31, 2007. The decrease was primarily a result of rising deposits, which provided us with a less expensive and more stable funding source, than borrowings and repurchase agreements.

The following table summarizes our outstanding borrowings and repurchase agreements of the dates indicated:

	As of and for the Years Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Balance at year end	$287,465	$317,831	$193,502
Average balance during the year	$339,430	$256,058	$170,813
Average interest rate during the year	2.85%	4.65%	4.43%
Maximum month-end balance during the year	$389,309	$331,700	$196,639
Weighted average interest rate at the end of the year	2.51%	4.31%	4.78%

In addition to the borrowings and repurchase agreements discussed above, as of December 31, 2008, we had one issue of junior subordinated debentures outstanding totaling $30.9 million.

Shareholders’ Equity

Shareholders’ equity decreased $8.8 million, or 4.5%, to $185.6 million as of December 31, 2008, compared to $194.4 million as of December 31, 2007. Our ratio of average shareholders’ equity to average assets decreased to 9.6% as of December 31, 2008 compared to 9.9% as of December 31, 2007.

Shareholders’ equity increased $3.1 million, or 1.6%, to $194.4 million as of December 31, 2007, compared to $191.3 million as of December 31, 2006. Our ratio of average shareholders’ equity to average assets increased to 9.9% as of December 31, 2007 compared to 9.6% as of December 31, 2006.

Regulatory Capital

We actively manage our capital. Our potential sources of capital are earnings and common or preferred equity. In 2003, we issued TPSs through a subsidiary trust to fund an acquisition. Trust preferred securities can be eligible for treatment as Tier 1 regulatory capital provided such securities comprise less than 25% of Tier 1 regulatory capital. Any amount above this limit can be eligible for treatment as Tier 2 capital. We currently have the capacity to issue additional trust preferred securities that would be treated as Tier 1 capital.

The following table provides the Tier 1 capital, total risk-based capital and risk-based ratios for the Corporation:

			To Be Categorized as Well-Capitalized
	Actual
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of March 31, 2009
Tangible capital	$144,252	N/A	N/A	N/A
Total risk-based	190,046	13.5%	$140,524	10.0%
Tier 1 risk-based	172,215	12.3	84,314	6.0
Tier 1 leverage	172,215	8.4	102,673	5.0

As of December 31, 2008
Tangible capital	$116,716	N/A	N/A	N/A
Total risk-based	164,255	11.4%	$144,462	10.0%
Tier 1 risk-based	146,164	10.1	86,677	6.0
Tier 1 leverage	146,164	7.7	95,590	5.0

As of December 31, 2007
Tangible capital	$124,632	N/A	N/A	N/A
Total risk-based capital	168,640	11.2%	$150,217	10.0%
Tier 1 risk-based capital	153,714	10.2	90.130	6.0
Tier 1 leverage	153,714	8.0	95,579	5.0

The following table provides the Tier 1 capital, total risk-based capital and risk-based ratios for the Bank:

	Actual		To Be Categorized as Well-Capitalized
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of March 31, 2009
Tangible capital	$150,745	N/A	N/A	N/A
Total risk-based	166,457	11.7%	$139,728	10.0%
Tier 1 risk-based	148,707	10.5%	83,920	6.0%
Tier 1 leverage	148,707	7.2%	102,523	5.0%

As of December 31, 2008
Tangible capital	$136,158	N/A	N/A	N/A
Total risk-based	153,652	10.4%	$144,092	10.0%
Tier 1 risk-based	135,607	9.3%	86,455	6.0%
Tier 1 leverage	135,607	7.0%	95,165	5.0%

As of December 31, 2007
Tangible capital	$142,265	N/A	N/A	N/A
Total risk-based capital	156,272	10.2%	$149,722	10.0%
Tier 1 risk-based capital	141,346	9.3%	89,833	6.0%
Tier 1 leverage	141,346	7.4%	95,001	5.0%

The Bank is subject to the capital adequacy requirements of the OCC. The Corporation, as a bank holding company, is subject to the capital adequacy requirements of the Federal Reserve. After the successful completion of this offering, we expect that the Bank will maintain a capital position that meets or exceeds the “well-capitalized” requirements as defined by the OCC.

As part of the agreement with the OCC, the OCC has required the Bank to achieve by September 30, 2009, and maintain on an ongoing basis, a Tier 1 leverage ratio of 8.0% and a total risk-based capital ratio of 12.0%. The risk- based capital requirements of the Federal Reserve and the OCC define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have a Tier 1 leverage ratio of at least 4.0% to be “adequately capitalized” and at least 6.0% to be “well-capitalized” and a total risk-based capital ratio (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets to be “adequately capitalized” and at least 10.0% to be “well-capitalized.” Tier 1 capital generally includes common shareholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. Tier 2 capital may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses.

The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets (leverage ratio) of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% in order to be categorized as “adequately capitalized” and at least 5.0% to be categorized as “well-capitalized.” These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Bank is subject to capital adequacy guidelines of the OCC that are substantially similar to the Federal Reserve’s guidelines.

Current minimum regulatory requirements call for a basic Tier 1 leverage ratio of 5.0% for an institution to be considered “well-capitalized.” As of December 31, 2008, we maintained a Tier 1 leverage ratio of 7.7%, significantly exceeding the ratio required for a “well-capitalized” institution. Regulatory authorities also evaluate a financial institution’s capital under certain risk-weighted formulas (high-risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a “well-capitalized” financial institution is required to have a Tier 1 risk-based capital ratio (excludes allowance for loan losses) of 6.0% and a total risk-based capital ratio (includes allowance for loan losses) of 10.0%. At the end of 2008, we had a Tier 1 risk-based capital ratio of 10.1% and a total risk-based capital ratio of 11.4%. As of December 31, 2008, these ratios were below our peer averages. On January 9, 2009, we received $44 million from the U.S. Treasury (which is considered Tier 1 capital) from the sale of preferred stock, allowing us to significantly increase our ratios. If we had completed this transaction on December 31, 2008, for purposes of comparison, our ratios would have increased to the following: Tier 1 leverage ratio – 9.95%; Tier 1 risk-based capital ratio – 13.2%; and total risk-based capital ratio – 14.4%.

Off-Balance Sheet Arrangements and Contractual Obligations

During 2008, we hedged a portion of our floating rate prime based lending portfolio using floating to fixed interest rate swaps. As of December 31, 2008, we had two outstanding swaps with an aggregate notional amount of $20.0 million. The original maturities on the swaps range from 12 months to 15 months, and rates range from 5.735% to 5.905%. These transactions were initiated to protect us from future downward fluctuations in the prime rate and to help ensure a more consistent cash flow from interest earned by our prime based lending portfolio.

These transactions are cash flow hedges as defined by FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and were accounted for in accordance with the provisions of that Statement. As required by FASB Statement No. 133, we measured the effectiveness of the transactions as of December 31, 2008 and March 31, 2009, determined that they remained “highly effective,” as defined by the Statement.

In the ordinary course of our business, we enter into agreements with clients to loan money. When a loan agreement is executed, the client can either borrow the money immediately or draw against the loan over a predetermined time period. If an unfunded commitment is drawn against, the Bank charges the client the interest rate established in the original agreement for the amount of the draw for the time period outstanding. As of March 31, 2009, the amount of unfunded commitments outstanding was $226.2 million.

We also provide letters of credit to our clients. A letter of credit is a contingent obligation to make a loan to the client for up to the amount of the letter of credit and at a fixed rate of interest. The Bank charges the client approximately 1.5% of the face amount of a letter of credit as a fee for issuance. As of March 31, 2009, the amount of outstanding letters of credit was $16.0 million. The issuance of a letter of credit or a loan commitment is subject to the same credit and underwriting standards as any other loan agreement. At any point in time, we do not know when or if these commitments will be funded. Generally, if they are funded, they are funded at various times over the commitment period. As a result, we are able to fund them out of normal cash flow. If all outstanding commitments were funded at the same time, we have the ability to fund them through our short-term borrowing lines, the brokered certificate of deposit market and additional FHLB borrowings. In June 2008, the FHLB of Dallas issued a $35 million standby letter of credit to the Bank to secure public funds.

The following table shows our contractual obligations as of December 31, 2008:

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
	(In thousands)
FHLB advances	$188,357	$87,854	$79,970	$20,533	$—
Subordinated debentures	30,928	—	—	—	30,928
Operating leases	11,344	1,471	2,259	1,910	5,704
Federal funds purchased and securities sold under agreements to repurchase	98,527	48,527	50,000	—	—
Other borrowings	581	581	—	—	—

Total contractual obligations	$329,737	$138,433	$132,229	$22,443	$36,632

The following table shows our other commercial commitments as of December 31, 2008:

	Total	Expires in less than 1 year	Expires in 1-3 years	Expires in 3-5 years	Expires after 5 years
	(In thousands)
Lines of credit (unfunded commitments)	$257,797	$172,501	$21,057	$14,483	$49,756
Standby letters of credit	16,027	9,382	200	6,445	—

Total commercial commitments	$273,824	$181,883	$21,257	$20,928	$49,756

Capital Resources and Shareholders’ Equity

Shareholders’ equity decreased to $146.1 million as of March 31, 2009, compared to $185.6 million as of December 31, 2008, and $194.4 million as of December 31, 2007. During the first quarter of 2009, we incurred a net loss of $84.5 million, and declared dividends of $595,000. During 2008, we incurred a net loss of $3.4 million and declared approximately $7.1 million in dividends. Accumulated other comprehensive income improved to an unrealized gain of $1.7 million in the first quarter of 2009, from an unrealized gain of $237,000 in 2008 and an unrealized loss of $1.6 million in 2007. The increase in accumulated other comprehensive income was primarily due to an increase in the market value of the available-for-sale portion of our investment portfolio. The increase in accumulated other comprehensive income during 2008 included a $2.9 million increase in the market value of the available-for-sale portion of our investment portfolio, a $1.2 million adjustment to our pension liability, in accordance with FASB Statement No. 158, and a $94,000 unrealized gain on interest rate swaps.

The capital to asset ratio decreased to 7.0% at March 31, 2009, from 9.4% at December 31, 2008 and 9.8% at December 31, 2007.

Dividends paid by the Corporation are provided from dividends received from the Bank. Under regulations controlling national banks, the payment of dividends by a bank without prior approval from the OCC is limited in amount to the current year’s net profit and the retained net earnings of the two preceding years. At December 31, 2008 and March 31, 2009, without approval from the OCC, the Bank does not have the ability to pay dividends to the Corporation. On May 5, 2009, our board of directors voted to suspend paying cash dividends until further notice.

Liquidity, Inflation and Asset/Liability Management

Liquidity may be defined as our ability to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. We did not experience any problems with liquidity during 2008 and anticipate that we will meet our liquidity requirements in the future. Our traditional sources of funds from deposit growth, maturing loans and investments, wholesale borrowing lines and earnings have generally allowed us to consistently generate sufficient funds to meet our daily operational liquidity needs. As the result of a $35.3 million decrease in loans and a $140.9 million increase in deposits as of March 31, 2009, compared to December 31, 2008, our loan/deposit ratio declined to 80.7% for the first quarter of 2009. As the result of a $9.5 million decrease in loans and a $35.6 million increase in deposits as of December 31, 2008, compared to December 31, 2007, our loan/deposit ratio declined to 90.1% in 2008 from 93.8% in 2007. Our total funding sources include not only deposits, but also federal funds purchased, securities sold under agreements to repurchase and FHLB borrowings. When we include these sources of funding with deposits, our loans to total funding ratio declined to 68.7% as of March 31, 2009, from 76.0% as of December 31, 2008 and 76.7% as of December 31, 2007. Management’s target loans to deposits ratio is in the range of 85-95%, and our goal is to limit wholesale funding to no more than 25% of total assets.

We offer retail repurchase agreements to accommodate excess funds of some of our larger depositors. Management believes that these repurchase agreements stabilize traditional deposit sources as opposed to risking the potential loss of these funds to alternative investment arrangements. Retail repurchase agreements, which we view as a source of funds, totaled $38.8 million as of March 31, 2009, $48.5 million as of December 31, 2008, and $48.7 million at December 31, 2007. The level of retail repurchase agreement activity is limited by the availability of investment portfolio securities to be pledged against the accounts and our asset/liability funding policy. Because of the limited amount of retail repurchase agreements and the fact that the underlying securities remain under our control, we do not consider the exposure for this service material.

In March 2008, we restructured a $25.0 million repurchase transaction initially entered into in December 2006. This transaction is a standard repurchase transaction with a fixed rate of 4.10% and a 33-month term. The transaction has a quarterly call option. In September 2007, we entered into a $25.0 million structured repurchase transaction. This transaction was a standard repurchase transaction with a fixed rate of 4.255% and a 42-month term. The transaction has a quarterly call option.

We believe that our earnings and other traditional sources of cash flow, along with additional FHLB borrowings, if necessary, will provide the cash to allow us to meet our obligations with no adverse effect on liquidity. At March 31, 2009, we had the ability to borrow approximately $380.4 million from the FHLB under the blanket line, a $18.2 million available line of credit from the Federal Reserve, and other unused short-term borrowing lines (federal funds purchased lines) of approximately $65.0 million from upstream correspondent banks. As of March 31, 2009, we had $190.0 million in outstanding FHLB borrowings.

In December 2007, we extended a secured line of credit with an upstream correspondent that provided us access to borrow up to $30.0 million. These borrowings would have been used to finance acquisitions and for other general corporate purposes, provided that the borrowings used for purposes other than acquisitions did not exceed $15.0 million. We did not borrow funds under this line. We terminated this agreement in February 2009, because the upstream correspondent decided to exit this line of business and we had adequate liquidity at the Corporation level to meet our cash needs.

We have no plans to refinance or redeem any liabilities other than normal maturities and payments relating to the FHLB borrowings. We do not have plans at this time for any discretionary spending that would have a material impact on liquidity. Under regulations controlling financial holding companies and national banks, the Bank is limited in the amount it can lend to the Corporation, and those loans are required to be on a fully secured basis. At March 31, 2009, there were no loans between the Bank and the Corporation.

Because the majority of assets and liabilities of a financial institution are monetary in nature, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories. Fluctuations in interest rate and actions of the Federal Reserve to regulate the national money supply to mitigate recessionary and inflationary pressures have a greater effect on a financial institution’s profitability than do higher costs for goods and services.

The primary objective of rate sensitivity management is to maintain net interest income growth while reducing exposure to adverse fluctuations in rates. The asset/liability management committee of the board of directors evaluates and analyzes our pricing, asset/liability maturities and growth, and balance sheet mix strategies in an effort to make informed decisions that will increase income and limit interest rate risk. The Committee uses simulation modeling as a guide for decision-making and to forecast changes in net income and the economic value of equity under assumed fluctuations in interest rate levels.

Due to the potential volatility of interest rates, our goal is to stabilize the net interest margin by maintaining a relatively neutral rate sensitive position. As of March 31, 2009, our balance sheet reflected approximately $26.3 million more in rate sensitive assets than liabilities that were scheduled to reprice within one year. This represented 1.23% of our total assets and indicates that we are in an asset-sensitive position. This computation results from a static gap analysis that weights assets and liabilities equally. Management believes that interest rates will continue to remain flat for 2009 and that our current position places us in the correct interest rate risk posture for this rate environment. Management does not believe that it is in our best interest to speculate on changes in interest rate levels. Although earnings could be enhanced if predictions were correct, if interest rates move against predictions, then the Bank’s earnings will be less than predicted. We maintained a consistent and disciplined asset/liability management policy during 2008, focusing on interest rate risk and sensitivity.

Qualitative and Quantitative Information about Market Risk

We are exposed only to U.S. dollar interest rate changes and, accordingly, we manage exposure by considering the possible changes in the net interest margin. We do not have any trading instruments nor do we classify any portion of our investment portfolio as held for trading. For the years ended December 31, 2008, 2007 and 2006, we entered into floating to fixed interest rate swaps to hedge a portion of our floating rate prime-based lending portfolio. Two of these hedges remained outstanding as of December 31, 2008. The transactions are cash flow hedges as defined by FASB Statement No. 133 and are accounted for under the provisions of that statement.

These transactions are in line with our asset/liability strategy and are intended to help protect us against an unexpected downturn in short-term interest rates. As we continue to enhance our asset/liability management, we will continue to look for opportunities to protect ourselves from unexpected changes in interest rates. We have no exposure to foreign currency exchange rate risk, commodity price risk, and other market risks.

The following table summarizes the position of our interest-earning assets and interest-bearing liabilities for the Bank, which can either reprice or mature within the designated time periods as of December 31, 2009. The interest rate sensitivity gaps can vary from day-to-day and are not necessarily a reflection of the future. In addition, certain assets and liabilities within the same designated time period may nonetheless reprice at different times and at different levels.

	Interest Sensitive Within (Cumulative)
	Three Months	Twelve Months	Five Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$782,957	$944,843	$1,266,311	$1,329,815
Investment and mortgage-backed securities	80,947	175,114	360,876	435,964
Federal funds sold and other	10,117	29,219	29,219	29,219

Total interest-earning assets	874,021	1,149,176	1,656,406	1,794,998

Interest-bearing liabilities:
Deposits	508,957	817,744	1,364,741	1,461,159
Borrowed funds	112,514	167,885	318,393	318,393

Total interest-bearing liabilities	621,471	985,629	1,683,134	1,779,552

Sensitivity gap:
Dollar amount	$252,550	$163,547	$(26,728)	$15,446

Percent of total interest-earning assets	28.90%	14.23%	(1.61)%	0.86%

The matching of assets and liabilities may be analyzed by examining the extent to which those assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amounts of interest-earning assets and interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets maturing within a specific time frame exceeds the amount of interest rate sensitive liabilities maturing within that same time frame. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. In a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yield of its assets relative to the costs of its liabilities and thus an increase in the institution’s net interest income would result.

As of December 31, 2008, total interest-earning assets maturing or repricing within one year were more than interest-bearing liabilities maturing or repricing within the same time period by approximately $163.5 million (cumulative), representing a positive cumulative one-year gap of 14.2% of earning assets. Management believes this position to be acceptable in the current interest rate environment.

Banking regulators have issued advisories concerning the management of interest rate risk (“IRR”). The regulators consider effective interest rate management an essential component of safe and sound banking practices. To monitor our IRR, our interest rate management practices include: (a) risk management, (b) risk monitoring, and (c) risk control, all as described below.

Risk management consists of a system in which a measurement is taken of the amount of earnings at risk when interest rates change. We first prepare a “base strategy,” which is the position of the Bank and its forecasted earnings based upon the current interest rate environment or most likely interest rate environment. The IRR is then measured based upon hypothetical changes in interest rates by measuring the impact such a change will have on the base strategy.

Risk monitoring consists of evaluating the base strategy and the assumptions used in its development based upon the current interest rate environment. This evaluation is performed quarterly by management or more often in a rapidly changing interest rate situation and monitored by the asset/liability management committee of the board of directors.

Risk control consists of setting policies and parameters regarding interest rates and performing simulations based on trends and projections. Interest rate risk is managed based upon our tolerance for interest rate exposure and the resulting effect on net interest income and the economic value of equity. A balance sheet and income statement simulation model is prepared monthly, using current month end data. A base case simulation is prepared monthly using current month growth trends, projected forward and a flat rate forecast.

BUSINESS

Cadence Financial Corporation

The Corporation is a $2.1 billion bank holding company, organized under the laws of the State of Mississippi in 1984. The Corporation’s assets consist primarily of its investment in the Bank and its primary activities are conducted through the Bank.

Cadence Bank, N.A.

The Bank has over 120 years of operating history and was organized as a national bank in 1887. The Bank engaged in general banking business and activities closely related to banking, as permitted by the banking laws and regulations of the United States. The Bank provides a competitive set of financial services that includes commercial and consumer banking, trust and investment management, mortgage loan products and retail investment sales. Our client base is diverse and consists of business, agricultural, governmental and educational entities and individual consumer clients in the states of Alabama, Florida, Georgia, Mississippi and Tennessee. The Bank has experienced significant organic growth and, in the last 37 years, has expanded through strategic acquisitions. Our banking franchise consists of 38 banking offices across five states. Specifically, we operate in eastern Mississippi; Brentwood and Franklin, Tennessee (Middle Tennessee); Memphis, Tennessee; Tuscaloosa, Birmingham and Hoover, Alabama; Sarasota and Bradenton, Florida; and Blairsville and Blue Ridge, Georgia.

Market Areas

Our banking franchise consists of 38 banking offices across five states. Specifically, we operate in eastern Mississippi; Brentwood and Franklin, Tennessee (Middle Tennessee); Memphis, Tennessee; Tuscaloosa, Birmingham and Hoover, Alabama; Sarasota and Bradenton, Florida; and Blairsville and Blue Ridge, Georgia. According to the most recent FDIC report as of June 30, 2008, we have deposit market shares of 48%, 26% and 26%, respectively, in Oktibbeha County, Mississippi where our headquarters are located, and in the neighboring Clay and Lowndes Counties.

•	Alabama. We serve the Tuscaloosa, Birmingham and Hoover, Alabama areas with seven banking facilities.

•	Florida. We serve the Sarasota and Bradenton, Florida areas with three banking facilities.

•	Georgia. We serve the Blairsville and Blue Ridge, Georgia areas with two banking facilities.

•

Mississippi. We are the largest commercial bank domiciled in the eastern, “Golden Triangle,” area of Mississippi. The “Golden Triangle” includes the third largest airport in Mississippi, Mississippi State University, the state’s largest university, Columbus Air Force Base, Severstal Columbus, one of the largest steel mills in the United States, several other large government contractors, and several other industrial and research facilities. We have a total of 19 banking facilities and an operations/administration center that serve the communities of six Mississippi counties within a 65 mile radius of our main office in Starkville.

•	Tennessee. We have five banking facilities in the Memphis, Tennessee area, and two banking facilities in the Brentwood and Franklin, Tennessee areas near Nashville.

The following table reflects, as of March 31, 2009, the distribution of total assets, loans, deposits and branches in the states in which we conduct our business:

State	Assets	Loans	Deposits	Branches
Alabama	11%	16%	12%	18%
Florida	7	11	8	8
Georgia	2	3	2	5
Mississippi	52	28	61	53
Tennessee	28	42	17	16

	100%	100%	100%	100%

Although we operate in several distinct markets, we employ a community banking model that uses centralized supervision and operational support, as we believe it adds consistency to our operations. We strive to provide high quality service to clients in our communities to establish profitable long-term banking relationships. We focus not only on operating our bank efficiently, but also on being an active participant in the communities we serve. During the current recession, we have undertaken strategic initiatives to improve our credit underwriting and monitoring so that we can continue to serve our clients effectively.

Market Opportunity and Our Business Strategy

We believe that upon the successful completion of this offering, we will be able to take advantage of key opportunities that exist in each of our markets, especially given the distress that has weakened many of our competitors. We believe the success of this offering will provide us a competitive advantage over these competitors and allow us to benefit more rapidly from improving economic conditions.

We believe that given the current operating environment and the capital from this offering, we will have the following opportunities to increase our net interest margin and strengthen our franchise:

•

Take Advantage of Opportunities with Economic Recovery. We believe that the proceeds of this offering will leave us well positioned to take advantage of opportunities that may arise as the economy recovers. We expect to grow our franchise in our existing markets and may expand our presence in new markets assuming regulatory approval.

•

Optimize Loan Mix. Due to the current economic cycle and its effect on the Bank, we have not been actively seeking new banking relationships. We intend to modify this policy following this offering by pursuing and establishing new client relationships. We believe this change in strategy will allow us to grow our portfolio of assets, as well as diversify our loan mix and client base. We believe there are opportunities to originate loans with strict underwriting guidelines throughout our markets, primarily in commercial and industrial lending and 1-4 family first lien mortgages, as well as selective commercial real estate and farm loans, while continuing to reduce our exposure to construction and development loans.

•

Reinvest Excess Liquidity. During the first quarter of 2009, we intentionally accumulated excess liquidity in anticipation of an adverse public response to the announcement of our first quarter loss and other negative news. That anticipated response did not occur. Additional capital will allow us to invest this liquidity in higher income-earning assets, which should improve our income as well as our net interest margin.

•

Recruit and Retain Trained and Experienced Bankers. Because many of our competitors have been significantly weakened by the current recession, we believe that after this offering, we will be viewed by banking professionals to be in a position of strength. We believe this perception will help us to attract and retain talented professionals.

•

Further Develop Our Core Deposit Franchise. We believe that our current footprint offers the opportunity for continued core deposit growth. We intend to leverage the market disruption created by the current recession to further strengthen our core deposit market share in each of our regions of operation. We plan to maintain our deposit share in the markets where we are leaders and grow our core deposits in the remainder of our markets using the strategies with which we have achieved success throughout our over 120-year operating history.

•

Opportunistically Participate in FDIC Assisted Transactions. Since January 1, 2009, 45 banks and thrifts have failed in the United States. Twelve of these failures have taken place in states in which we operate. We intend to participate in FDIC assisted transactions as requested and approved by our regulators if we believe those transactions will add value to our franchise. We will consider both whole bank or deposit only transactions.

•	Leverage Our Infrastructure. We have made significant investments in our offices, technology and human capital. Our improvements to technology include enhancements made to our existing credit risk management and monitoring systems and commercial account and treasury services. We strive to maximize the potential of our infrastructure and develop our business with relatively small incremental investment.

•

Maintain Dedication to Customer Service. We use a relationship approach in managing and pricing our clients. We synchronize our product design, advertising, promotion and personal selling to more effectively meet the loan, deposit and electronic banking needs of our clients. Currently, our clients use, on average, 2.6 of our products per household. Our checking attrition rate is 15%, well below industry averages.

Core Service Offerings

Commercial Banking Solutions

We offer a complete line of business products and solutions that we have designed and priced to meet the needs of large and small businesses. We have a variety of checking solutions ranging from non-interest and interest bearing transaction accounts to sweep accounts to maximize earnings on our clients’ excess cash. We designed these accounts to address specific payment needs for targeted business segments. A business client can choose from four different levels of online banking access and tools, which provide a variety of reporting capabilities and transaction data that can help manage that client’s finances more efficiently. Examples of these tools include:

•	real-time account balances;

•	images of posted checks and deposits;

•	transaction data downloaded to financial management software;

•	Online Bill Pay;

•	reporting modules;

•	deposit item images;

•	ACH services;

•	multi-tiered employee access;

•	enhanced audit features; and

•	domestic and international wire transfer services.

We also offer a wide range of treasury management services including: Remote Deposit Capture, Investment and/or Loan Sweep accounts, ACH Services, Direct Deposit, Pre-authorized electronic tax payments, Wire Transfer, E-Statements, Lockbox, Positive Pay, Loan Management, Electronic Data Interchange (EDI), Zero-balance accounts, CD ROM Service, and Account Reconciliation. These products/services are supported and maintained by our Business Services Division.

Consumer Banking Solutions

Strengthening client relationships by cross-selling our core traditional fee based checking and savings products and ancillary services has been our focus over the past two years. Our current “Onboarding Program” consists of a systematic approach to contacting each new client via direct mail three times within the first 90 days of opening the account and telephone follow up by the consumer banker who initially served the client. Beginning in April 2009, we began an ongoing, systematic cross-sell focus using analytical data provided by a third party vendor that determines the next most likely product an existing client would buy. The goal is to improve the lifetime value of the client through additional product usage and retention. The product focus is on non-maturity products that typically provide a lower cost of funding for the Bank.

We are adding additional marketing resources in 2009 to increase non-interest fee income through improved debit card usage within our current client base. Marketing resources are directed toward rewarding the client to make the debit card the preferred payment tool.

Marketing Channels

Advertising

In 2008, we introduced a major branding campaign for all of our markets. The branding message supported our strength as a bank that specialized in serving businesses. We used television, radio and newsprint to communicate the brand message and used targeted direct mail to focus on business product offers.

Due to the challenges in the industry with this difficult recessionary period, our message in 2009 has focused on our strength and stability since 1887. We have used outdoor and newsprint advertising has been used along with our website, www.cadencebanking.com, to communicate the message. We plan to use radio and direct mail to support future product promotion for the remainder of the year.

Personal Selling

The commercial and consumer lines of business and marketing work together to coordinate product promotion and personal selling. Our marketing research associates respond to specific requests for lead generation from the commercial and consumer lines of business managers as well as provide client data to support follow-up on marketing product promotions. The majority of the personal selling efforts are managed by the market executive based on their specific market goals, targeted client segments and delivery channels that they have available. Our culture supports high quality service first and product/service solutions over the life of the client’s relationship.

Loan Portfolio

Overview

During the current recession, our earnings have been materially affected by required provisions for loan losses stemming from deterioration in our construction and development portfolio. We entered the Memphis, Birmingham and Hoover, and Middle Tennessee markets late in the most recent real estate boom cycle. Consequently, our build-up in our construction and development portfolio and the subsequent lack of demand for residential real estate caused our loan quality to deteriorate. In mid-2008, we established a moratorium on residential construction and development lending. As of March 31, 2009, we have reduced our exposure in total construction and development loans by more than $134 million, or 30.1%, from March 31, 2008. We are currently comfortable with the performance in our traditional commercial and farm loans, our commercial and industrial loans and consumer loans. As noted above, we expect to originate new commercial and industrial loans and 1-4 family first lien mortgages, as well as opportunistically originate carefully underwritten, selective commercial real estate and farm loans, while continuing to reduce our exposure to construction and development loans. Due to the current economic cycle and its effect on the Bank, we have not been actively seeking new banking relationships. We believe we have a strong presence in our markets and have the opportunity to capitalize on new lending relationships, along with their corresponding deposits. Additionally, we believe our new capitalization coupled with our markets will allow us to selectively hire loan officers with targeted expertise.

We have endeavored to deal aggressively with problem assets across our loan portfolio. In the third quarter of 2008, we expanded our loan review program to include the addition of an independent asset quality review firm that provides specialized and targeted loan reviews by type.

Additionally, since January 2009, we have enhanced our credit risk management processes, including:

•	a clearly defined management and board responsibilities for credit risk management;

•	a written program that defines how we intend to reduce our credit risk profile;

•	a process for supervising criticized and classified loans greater than $1.5 million;

•	a specific action plan for OREO;

•	a quarterly assessment of the Bank’s monitoring systems for timely identification of problem loans;

•	enhancements to our existing monitoring systems for commercial real estate, including residential construction and development exposure; and

•	an action plan to reduce our overall concentration in commercial real estate, including construction and development.

We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile.

As of March 31, 2009, our non-performing loans were $44 million, or 3.41% of total loans outstanding. Our allowance for loan losses was 3.02% of total loans and provided for 88.5% coverage of our non-performing loans. We are currently comfortable with the performance in our traditional commercial and farm loans, our commercial and industrial loans and our consumer lending products although we expect a decline in new home equity lines of credit until economic conditions improve. We expect to originate new commercial and industrial loans and 1-4 family first lien mortgages, as well as opportunistically originate carefully underwritten, selective commercial real estate and farm loans, while continuing to reduce our exposure to residential construction and development loans. Due to the current economic cycle and its effect on us we have not been actively seeking new banking relationships. We believe we have a strong presence in our markets and have the opportunity to capitalize on new lending relationships, along with their corresponding deposits. Additionally, we believe our new capitalization coupled with our markets will allow us to hire loan officers with targeted expertise.

As of March 31, 2009, $971 million, or 75% of our portfolio, was collateralized by real estate. In the future, we intend to create a more balanced portfolio by relying less on higher risk construction and development loans.

The following table reflects the concentration and balances in our loan portfolio as of March 31, 2009:

Loan Type	Number of Loans	Principal Amount Outstanding	Percent of Loan Portfolio	Percent of Total Assets
	(Dollars in thousands)
Commercial Real Estate and Farm Loans	1,138	$421,446	32.59%	20.31%
Construction and Development Loans	860	312,052	24.13	15.04
Commercial and Industrial Loans	2,595	226,819	17.54	10.93
Closed End First Lien 1-4 Family	2,079	164,125	12.69	7.91
Home Equity Line of Credit	1,600	68,590	5.30	3.31
Multi-Family Loans	44	27,951	2.16	1.35
Consumer Loans	4,861	19,057	1.47	0.92
Closed-End Junior Lien 1-4 Family	304	13,447	1.04	0.65
Other	4,259	39,532	3.08	1.90

Total	17,740	$1,293,019	100.00%	62.32%

Commercial Real Estate and Farm Loans

Our commercial real estate and farm loan portfolio consists mainly of loans for the acquisition of office buildings, retail centers, warehouses, farm land, and other commercial properties.

The following table summarizes our commercial real estate and farm loans as of March 31, 2009:

	Percentage	Number	Dollars
	(Dollars in thousands)
Total		1,138	$421,446

Past Due:
30 Days or greater	1.37%	33	$5,756
60 Days or greater	0.80	16	3,356
90 Days or greater	0.49	8	2,079
Non-Accrual	1.38	15	5,828

Interest Rate:
Fixed	44.3%	683	$186,545
Variable	55.7	455	234,901

Weighted Average Interest Rate	5.50%
Fixed	6.64
Variable	4.60

The following table reflects commercial real estate and farm loans as of March 31, 2009, by market area:

Market	Percentage
Mississippi	22.6%
Tuscaloosa	10.3
Birmingham	10.6
Middle Tennessee	6.4
Memphis	27.1
Georgia	2.4
Florida	20.6

Total	100.0%

Construction and Development Loans

Our construction and development loan portfolio includes residential and non-residential construction and development loans. Our residential portfolio consists mainly of loans for the construction, development, and improvement of residential lots, homes, and subdivisions. Our non-residential portfolio consists mainly of loans for the construction and development of office buildings, hotels, retail centers and other non-residential commercial properties.

We have identified our construction and development loan portfolio as a key area of risk. As of March 31, 2009, these higher-risk loans totaled $312.1 million. We are currently lowering our exposure to this loan category and have reduced our exposure by $134.0 million since March 31, 2008. Additionally, we have increased the number of personnel dedicated to monitoring and working out these loans. A large concentration of our problem loans in this category is in two markets: Middle Tennessee and Memphis. These loans have been negatively affected by falling housing demand and the overall decline in residential and commercial real estate values.

The following table summarizes our residential and nonresidential construction and development loans as of March 31, 2009:

	Residential			Nonresidential
	Percentage	Number	Dollars	Percentage	Number	Dollars
	(Dollars in thousands)
Total		514	$148,534		346	$163,518

Past Due:
30 Days or greater	6.97%	41	$10,359	8.24%	16	$13,481
60 Days or greater	5.02	20	7,450	3.38	9	5,527
90 Days or greater	4.86	18	7,224	3.38	9	5,527
Non-Accrual	12.46	30	18,512	4.75	8	7,774

Interest Rate:
Fixed	13.8%	195	$20,435	24.1%	198	$39,357
Variable	86.2	319	128,099	75.9	148	124,161

Weighted Average Interest Rate	4.01%			4.39%
Fixed	5.70			6.65
Variable	3.74			3.67

The following table reflects residential and nonresidential construction and development loans as of March 31, 2009, by market area:

Market	Residential	Nonresidential
Mississippi	7.2%	14.5%
Tuscaloosa	5.6	2.4
Birmingham	11.4	3.6
Middle Tennessee	48.3	38.1
Memphis	16.6	26.8
Georgia	6.1	1.9
Florida	5.1	12.7

Total	100.0%	100.0%

Commercial and Industrial Loans

Our commercial and industrial loan portfolio consists mainly of loans for lines of credit and the acquisition of inventory, vehicles and equipment, as well as for other business purposes.

We believe that our commercial and industrial loan portfolio is well positioned. As of March 31, 2009, our commercial and industrial loans totaled $227 million. Our largest commercial and industrial loans are extended to companies with strong corporate balance sheets and cash flow, as well as those with strong guarantors. Substantially all of these credits are in our eastern Mississippi and Memphis, Tennessee markets. We intend to continue to originate loans with competitive risk adjusted returns to borrowers with well demonstrated ability to pay.

The following table summarizes our commercial and industrial loans as of March 31, 2009:

	Percentage	Number	Dollars
	(Dollars in thousands)
Total		2,595	$226,819

Past Due:
30 Days or greater	1.01%	90	$2,301
60 Days or greater	0.63	50	1,439
90 Days or greater	0.41	31	941
Non-Accrual	0.79	24	1,782

Interest Rate:
Fixed	34.8%	1,820	$78,987
Variable	65.2	775	147,832

Weighted Average Interest Rate	4.90%
Fixed	6.67
Variable	3.96

The following table reflects commercial and industrial loans as of March 31, 2009, by market area:

Market	Percentage
Mississippi	28.8%
Tuscaloosa	9.6
Birmingham	1.7
Middle Tennessee	8.9
Memphis	47.0
Georgia	0.6
Florida	3.5

Total	100.0%

Closed-End First Lien 1-4 Family Loans

Our closed-end first lien 1-4 family loan portfolio consists mainly of loans for the acquisition of 1-4 family residential properties.

As of March 31, 2009, we have $164.1 million of loans for 1-4 family residential properties. We have a large percentage of our exposure in Mississippi and Tuscaloosa, markets that did not experience a wide fluctuation of prices. Because these markets have historically had a more stable economic base, they did not experience a serious decline in comparison with other U.S. markets.

The following table describes our closed-end first lien 1-4 family loans as of March 31, 2009:

	Percentage	Number	Dollars
	(Dollars in thousands)
Total		2,079	$164,125

Past Due:
30 Days or greater	4.76%	138	$7,813
60 Days or greater	2.24	61	3,679
90 Days or greater	1.49	33	2,440
Non-Accrual	2.87	51	4,712

Interest Rate:
Fixed	59.1%	1,383	$97,039
Variable	40.9	696	67,086

Weighted Average Interest Rate	5.98%
Fixed	6.69
Variable	4.96

The following table reflects closed-end first lien 1-4 family loans as of March 31, 2009, by market area:

Market	Percentage
Mississippi	53.4%
Tuscaloosa	11.8
Birmingham	1.8
Middle Tennessee	13.6
Memphis	11.5
Georgia	3.5
Florida	4.5

Total	100.0%

Home Equity Lines of Credit

Our home equity lines of credit (“HELOC”) portfolio consists of home equity lines of credit to individuals originated through our branch network. As of March 31, 2009, we have $68.6 million of loans in HELOCs. We believe our exposure to HELOC losses will be mitigated due to our lower than average exposure to second and third liens and the strong positions of our borrowers. We only originate HELOCs from our branches. Approximately 45% of our HELOCs are collateralized by first liens.

The following table summarizes our HELOCs as of March 31, 2009:

	Percentage	Number	Dollars
	(Dollars in thousands)
Total		1,600	$68,590

Past Due:
30 Days or greater	0.42%	8	$289
60 Days or greater	0.28	5	190
90 Days or greater	0.15	3	101
Non-Accrual	—	—	—

Interest Rate:
Fixed	—%	—	$—
Variable	100.0	1,600	68,590

Weighted Average Interest Rate	3.94%
Fixed	—
Variable	3.94

The following table reflects HELOCs as of March 31, 2009, by market area:

Market	Percentage
Mississippi	29.6%
Tuscaloosa	10.9
Birmingham	2.4
Middle Tennessee	13.5
Memphis	23.4
Georgia	4.8
Florida	15.3

Total	100.0%

Multi-Family Loans

Our multi-family loan portfolio consists of loans mainly for the acquisition and improvement of apartment facilities. As of March 31, 2009, we have $27.9 million in multi-family loans, which have been a stable component of our loan portfolio.

The following table sets forth our multi-family loans as of March 31, 2009:

	Percentage	Number	Dollars
	(Dollars in thousands)
Total		44	$27,951

Past Due:
30 Days or greater	—	—	—
60 Days or greater	—	—	—
90 Days or greater	—	—	—
Non-Accrual	—	—	—

Interest Rate:
Fixed	52.4%	30	$14,657
Variable	47.6	14	13,294

Weighted Average Interest Rate	5.29%
Fixed	6.11
Variable	4.40

The following table reflects multi-family loans as of March 31, 2009, by market area:

Market	Percentage
Mississippi	28.1%
Tuscaloosa	67.9
Birmingham	—
Middle Tennessee	—
Memphis	4.1
Georgia	—
Florida	—

Total	100.0%

Consumer Loans

Our consumer loan portfolio consists mainly of loans to individuals for the purchase of vehicles, equipment, and other goods and services, as well as overdraft protection. As of March 31, 2009, our consumer portfolio totaled approximately $19 million. This portfolio has been steadily declining for the past several years.

The following table reflects our consumer loans as of March 31, 2009:

	Percentage	Number	Dollars
	(Dollars in thousands)
Total		4,861	$19,057

Past Due:
30 Days or greater	1.40%	55	$266
60 Days or greater	0.28	19	54
90 Days or greater	0.21	9	40
Non-Accrual	—	—	—

Interest Rate:
Fixed	97.1%	4,835	$18,487
Variable	3.0	26	570

Weighted Average Interest Rate	7.52%
Fixed	7.61
Variable	4.47

The following table reflects consumer loans as of March 31, 2009, by market area:

Market	Percentage
Mississippi	77.6%
Tuscaloosa	9.2
Birmingham	0.6
Middle Tennessee	1.0
Memphis	6.1
Georgia	2.8
Florida	2.6

Total	100.0%

Closed-End Junior Lien 1-4 Family Loans

Our closed-end junior lien 1-4 family loan portfolio consists of loans mainly for the acquisition and improvement of residential properties.

The following table reflects our closed-end junior lien 1-4 family loans as of March 31, 2009:

	Percentage	Number	Dollars
	(Dollars in thousands)
Total		304	$13,447

Past Due:
30 Days or greater	7.88%	27	$1,059
60 Days or greater	4.40	14	591
90 Days or greater	4.22	11	568
Non-Accrual	3.68	6	495

Interest Rate:
Fixed	65.0%	237	$8,734
Variable	35.1	67	4,713

Weighted Average Interest Rate	6.71%
Fixed	7.68
Variable	4.91

The following table reflects closed-end junior lien 1-4 family loans as of March 31, 2009, by market area:

Market	Percentage
Mississippi	54.6%
Tuscaloosa	2.8
Birmingham	0.9
Middle Tennessee	19.9
Memphis	8.7
Georgia	7.9
Florida	5.2

Total	100.0%

Investment Portfolio

The investment portfolio serves as a source of liquidity and earnings and is used to manage interest rate risk and to ensure collateral is available for pledging requirements.

The following table describes our investment portfolio for the periods ending December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
	(Dollars in thousands)
U.S. Treasury	$326	$300	$300
U.S. Government agencies and mortgage-backed securities	310,615	311,459	326,555
States and political subdivisions	107,804	113,048	108,833
Other	17,684	18,284	12,892

Total book value	$436,429	$443,091	$448,580

Deposits

We intend to prudently expand our branch network into narrowly defined corridors within our existing metropolitan footprints in Birmingham and Hoover, Alabama; Middle Tennessee; Memphis, Tennessee; and Sarasota and Bradenton, Florida. To assist us in determining our best core deposit and client growth opportunities, we hired a banking research firm in 2008 to define branching alternatives within our markets. We believe that in these targeted areas we can achieve expansion where convenience, population density, branching presence and market perception will yield a positive disproportionate core deposit and client growth.

We have two key initiatives for future growth of our core deposit franchise: continuing our focus on relationship banking in all of our markets and expanding our branch network in Birmingham, Middle Tennessee, Memphis, and Sarasota.

The following table shows our “core deposits,” defined as all deposits exclusive of brokered deposits, 50% of certificates of deposit greater than or equal to $100,000 and 50% of public fund deposits.

	Core Deposits as of March 31,		Change	Percentage Change
Market	2009	2008
	(Dollars in thousands)
Mississippi	$756,198	$690,869	$65,329	9.5%
Memphis	165,791	153,443	12,348	8.0
Birmingham	23,587	13,385	10,202	76.2
Tuscaloosa	120,371	113,958	6,413	5.6
Middle Tennessee	63,166	47,057	16,109	34.2
Florida	113,443	75,894	37,549	49.5
Georgia	26,490	32,604	(6,114)	(18.8)

During the first quarter of 2009, we accumulated an additional $166 million in deposits, held at March 31, 2009, in our Federal Reserve account and in short-term U.S. Treasury obligations, to prepare for any uncertainties associated with the first quarter 2009 earnings release, goodwill impairment and disclosure of the agreement with the OCC. We raised this additional liquidity through the sale of longer-term certificates of deposits. Because our deposits have remained strong, we intend to use this excess liquidity to reduce our liabilities by paying down borrowings with cash as they mature, including the redemption of approximately $50 million of brokered deposits by year end. However, with the addition of the new equity capital, we will be able to place these excess funds into earning assets and enhance future income. We intend to operate at an 85-90% loan-to-deposit ratio and to maintain our wholesale funding at less than 25% of assets.

The following table shows, by category, our deposit mix as of March 31, 2009:

Category	Percentage of Total	Balance
	(Dollars in thousands)
Brokered Deposits	9%	$150
CDs ≥ $100k	22	356
CDs < $100k	20	316
Savings	38	608
DDA	11	175

Interest Margin

Our net interest margin as of March 31, 2009 was 2.73%. This lower net interest margin is due largely to the historically low interest rate environment, the accumulation of excess liquidity as noted above and an increase in non-accrual loans. We intend to improve our net interest margin. Approximately 60% of our loan portfolio consists of variable rate loans indexed to the prime rate. Twenty-three percent of these variable loans have settled at their contractual floors of 4.5% or greater and all other variable loans have a minimum floor of 4%. Additionally, we believe our improved, disciplined loan pricing will benefit our net interest margin. Beginning in late 2008, we began to analyze each transaction and the client’s entire relationship against predetermined benchmarks for relationship spread. We have established a minimum spread between the client’s loan yield and the cost of funding for the transaction. We believe this approach allows our commercial bankers to look for ways to meet spread thresholds. We employ various methods to improve spread, including improving loan rates, collecting loan fees, requiring compensating deposit balances, cross-selling cash management services, and, when appropriate, fixed rate lending.

Our net interest margin is also affected by our earning asset mix. As of March 31, 2009, 31% of our earning assets were in the investment portfolio. Our investment portfolio has an average yield of 3.69% and an average life of 2.1 years as of March 31, 2009. Our investment portfolio yield was negatively impacted by the addition of

$150 million of 90-day Treasury bills yielding less than 25 basis points at the end of the first quarter. These funds represented a portion of the excess liquidity accumulated by the Bank during this quarter. We view our investment portfolio as a conservative component of the balance sheet. We believe that our focus on each of these factors affecting our net interest margin allows us the opportunity to improve net interest income in the short- and long-term.

Subsidiaries

GCM Insurance, as a wholly-owned subsidiary of the Bank, operates as an independent insurance agency. Its primary source of revenue is from commissions and premiums on the sale of property and casualty insurance, title insurance, life insurance, annuities and other commercial lines. GCM Insurance has locations in Aberdeen, Amory, Columbus, Starkville and West Point, Mississippi. At March 31, 2009, GCM Insurance had total assets of approximately $6.5 million, and for the year ended December 31, 2008, earned net income of approximately $429,000 on gross revenues of approximately $5.0 million.

The Bank has two other wholly-owned subsidiaries, NBC Service Corporation (“NBC Service”), and NBC Insurance Services of Alabama, Inc. (“NBC Insurance”). NBC Service was formed to provide additional financial services that otherwise might not be provided by the Bank. For 2008, its primary activity was limited to its investment in Commerce National Insurance Company (“CNIC”). CNIC is a credit life insurance company whose primary source of income is from investment income on securities held in its portfolio. In 2002, the Bank discontinued selling credit life insurance on loans. As a result, the Corporation plans to allow CNIC’s outstanding insurance policies to run-off over the next several years and then to dissolve and liquidate CNIC. NBC Insurance was formed in 1999 for the purpose of selling annuity products in the state of Alabama. For 2008, its activities were insignificant.

Competition

We encounter strong competition in each of our markets, based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of services provided, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits.

We currently serve six counties and ten municipalities in northeast and east central Mississippi. In this area, the Bank competes directly with numerous banking institutions, credit unions, finance companies, brokerage firms, mortgage companies and insurance companies.

We also serve the cities of Tuscaloosa, Birmingham and Hoover, Alabama; Memphis, Brentwood and Franklin, Tennessee; Sarasota and Bradenton, Florida; and Blairsville and Blue Ridge, Georgia. We also compete with numerous credit unions, finance companies, brokerage firms, mortgage companies and insurance companies in these markets.

Sources and Availability of Funds

The materials essential to the business of the Corporation and its subsidiaries consist primarily of funds derived from deposits and other borrowings in the financial markets. The availability of funds is primarily dependent upon the economic policies of the government, the economy in general and the institution’s ability to compete in its markets. Refer to “Risk Factors,” for discussion of the risks relating to governmental monetary policy, economic conditions, and competition.

Seasonality

We are not engaged in a business that is seasonal in nature.

Dependence Upon A Single Customer

We do not depend upon a single customer or any small group of customers.

Personnel

As of March 31, 2009, the Bank had 441 full-time employees and GCM Insurance had 43 full-time employees. The Corporation, NBC Service, NBC Insurance and CNIC had no employees as of March 31, 2009.

Properties

As of March 31, 2009, the Bank’s properties consisted of 38 full-service bank branches (including the main office in Starkville, Mississippi), of which 25 are owned premises, 8 are leased from third parties and 5 are owned but located on property that is ground leased from third parties. The Bank also owns two operations centers in Starkville, Mississippi and Memphis, Tennessee. The following table details the Bank’s properties:

Location	City, State	Leased or Owned
Full Service Banking Locations
Starkville Banking Center	Starkville, MS	Owned
University Branch	Starkville, MS	Building Owned Ground Leased
Starkville Crossing Branch	Starkville, MS	Owned
Columbus Banking Center	Columbus, MS	Owned
North Columbus Branch	Columbus, MS	Owned
Fairlane Branch	Columbus, MS	Owned
Bluecutt Branch	Columbus, MS	Owned
New Hope Branch	Columbus, MS	Owned
Brooksville Banking Center	Brooksville, MS	Owned
Aberdeen Banking Center	Aberdeen, MS	Owned
Highway 45 North Branch	Aberdeen, MS	Owned
Amory Banking Center	Amory, MS	Owned
Hamilton Branch	Hamilton, MS	Owned
Maben Banking Center	Maben, MS	Owned
Philadelphia Banking Center	Philadelphia, MS	Owned
West Side Branch	Philadelphia, MS	Owned
West Point Banking Center	West Point, MS	Owned
Highway 45 South Branch	West Point, MS	Owned
East Main Branch	West Point, MS	Owned
Hoover Banking Center	Hoover, AL	Owned
Birmingham Banking Center	Birmingham, AL	Leased
University Mall Branch	Tuscaloosa, AL	Building Owned Ground Leased
Northport Branch	Tuscaloosa, AL	Owned
Indian Hills Branch	Tuscaloosa, AL	Building Owned Ground Leased
Tuscaloosa Banking Center	Tuscaloosa, AL	Owned
Hillcrest Branch	Tuscaloosa, AL	Building Owned Ground Leased

Location	City, State	Leased or Owned
Full Service Banking Locations
Crescent Financial Center	Memphis, TN	Leased
Folks Folly Financial Center	Memphis, TN	Leased
Germantown Financial Center	Germantown, TN	Owned
Union Avenue Branch	Memphis, TN	Owned
Court Square Branch	Memphis, TN	Leased
Brentwood Banking Center	Brentwood, TN	Leased
Franklin Banking Center	Franklin, TN	Leased
Potter Park Banking Center	Sarasota, FL	Leased
17th Street Branch	Sarasota, FL	Leased
Bradenton Branch	Bradenton, FL	Owned
Blairsville Banking Center	Blairsville, GA	Building Owned Ground Leased
Blue Ridge Branch	Blue Ridge, GA	Owned

Operations Center
Starkville Operations Center	Starkville, MS	Owned
Memphis Data Center	Memphis, TN	Owned

The Bank also owns seven tracts of undeveloped land which it holds for future expansion. Three of these properties are located in Mississippi, two are located in Alabama and two are located in Florida. The Bank also has nine stand alone automatic teller machines, seven of which are located on owned property and two of which are located on property that is ground leased from a third party.

GCM Insurance operates from five separate locations, four of which are leased. The Corporation, NBC Service, NBC Insurance and CNIC did not own or lease any properties as of March 31, 2009.

In the opinion of management, all properties are adequately covered by insurance, are in good condition, ordinary wear and tear excepted, and are adequate and suitable for the ordinary and regular conduct of operations of our business.

Legal Proceedings

In the normal course of business, the Corporation and its subsidiaries from time to time are involved in legal proceedings. There are no pending proceedings to which either the Corporation or any of its subsidiaries are a party that upon resolution are expected to have a material adverse effect upon the Corporation’s or its subsidiaries’ financial condition or results of operations.

SUPERVISION AND REGULATION

The Corporation and the Bank are subject to state and federal banking laws and regulations that impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors and borrowers, not shareholders. The following summary explains the major pieces of legislation affecting our industry and how that legislation affects our actions. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects, and legislative changes and the policies of various regulatory authorities may significantly affect our operations. We cannot predict the effect that fiscal or monetary policies, or new federal or state legislation, may have on our business and earnings in the future.

On April 17, 2009, the Bank entered into a written agreement with the OCC to improve its performance. The agreement seeks to enhance the bank’s existing practices and procedures in several areas. Among the areas included are: compliance, strategic planning, credit risk management, other real estate owned, criticized assets, internal loan review, internal audit, commercial real estate concentration risk management, brokered deposits, and financial subsidiaries. While it is under this agreement, the Bank is subject to additional oversight and restrictions in terms of growth and capital. The Bank believes it has made progress in complying with the agreement.

The Bank Holding Company Act

The Corporation is a bank holding company within the meaning of the BHC Act and is registered as such with the Federal Reserve. As a result, the Corporation is primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve. The Corporation is required to file with the Federal Reserve an annual report and such other information as may be required. The Federal Reserve also has the authority to regulate provisions of certain holding company debt.

Acquisitions of Banks and Bank Holding Companies

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (a) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after that acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank; (b) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (c) it may merge or consolidate with any other bank holding company.

The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of the convenience and needs of the community includes the parties’ performance under the Community Reinvestment Act, both of which are discussed below.

Change in Bank Control

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require approval of the Federal Reserve before any person or company acquires “control” of the bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Exchange Act; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

The regulations provide a procedure for challenging rebuttable presumptions of control.

Permitted Activities

The BHC Act has generally prohibited a bank holding company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve to be closely related to banking or managing or controlling banks as to be a proper incident to those activities. Provisions of the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”) have expanded the permissible activities of a bank holding company that qualifies as a financial holding company. Under the regulations implementing the GLB Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Those activities include, among other activities, certain insurance and securities activities. We have not elected to become a financial holding company, and due to our agreement with the OCC, we could not make that election at this time.

Support of Subsidiary Institutions

In accordance with Federal Reserve policy, the Corporation is expected to act as a source of financial strength to its subsidiaries. The Federal Reserve may require a holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the determination by the Federal Reserve that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the holding company. Further, federal bank regulatory authorities have additional discretion to require a holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

OCC Regulation

The OCC is the primary supervisory authority for the Bank. The OCC regulates or monitors virtually all areas of operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuance of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC also imposes limitations on the aggregate investment by a national bank in real estate, bank premises, and furniture and fixtures. In addition to regular examinations, each national bank must furnish to its regulator quarterly reports containing a full and accurate statement of its affairs.

Branching

National banks, like the Bank, are required by the National Bank Act to adhere to branch office banking laws of the states in which they operate. The Bank may open branches throughout Mississippi, Alabama, Tennessee, Florida and Georgia with the prior approval of the OCC. In addition, with prior OCC approval, the Bank is able to acquire existing banking operations in those states. Furthermore, federal legislation permits interstate branching. The law also permits out of state acquisitions by bank holding companies (subject to veto by state law), interstate branching by banks if allowed by state law, interstate merging by banks, and de novo branching by national banks if allowed by state law. Effective June 1, 1997, the Interstate Banking Act allows banks with different home states to merge, unless a particular state opts out of the statute. The Interstate Banking Act also permits national and state banks to establish de novo branches in another state if the state law applies equally to all banks and expressly permits all out-of-state banks to establish de novo branches.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories, well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, in which all institutions are placed. The federal banking regulators have also specified by regulation the relevant capital levels for each of the other categories. We have been required by the OCC to maintain specific capital minimums, as discussed below in Capital Adequacy. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

Deposit Insurance

As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. Under the regulations of the FDIC, effective April 1, 2009, insurance assessments will range from 0.07% to 0.78%, depending on an institution’s risk classification, as well as its unsecured debt, secured liability and brokered deposits.

In addition, under a final rule announced on May 22, 2009, the FDIC has imposed a 5 basis point emergency special assessment on insured depository institutions on June 30, 2009. The assessment is equal to $0.05 for each $100 of assets, less Tier 1 capital, as of June 30, 2009, but the amount of such assessment is capped at 10 basis points of domestic deposits. The emergency special assessment will be collected on September 30, 2009. The final rule also authorizes the FDIC to impose additional emergency special assessments after September 30, 2009, of up to 5 basis points per quarter, if necessary to maintain public confidence in federal deposit insurance. The FDIC has indicated that a second emergency assessment is probable.

These higher FDIC assessment rates and special assessments will have an adverse effect on our results of operations. Presently, we anticipate our FDIC insurance related costs (assuming that the 5 basis point special emergency assessment on June 30, 2009, payable September 30, 2009, is the only special assessment in 2009) to increase to $4.4 million in 2009 from $923,000 in 2008 and $248,000 in 2007, and we are unable to predict the effect in future periods if the economic crisis continues.

Financial Subsidiaries

Under the GLB Act, a national bank may engage in expanded financial activities through a “financial subsidiary,” provided, among other things, the bank is well-capitalized and well managed. A financial subsidiary may underwrite any financial product other than insurance and may sell any financial product, including title insurance. A national bank itself may not sell title insurance, however, unless the state in which the bank is located permits state banks to sell title insurance.

The Bank has one financial subsidiary, which is Galloway-Chandler-McKinney Insurance Agency, Inc. Under Articles XI and XII of the OCC agreement, we are required to take steps to correct some of the circumstances and conditions noted in the Bank’s Report of Examination provided to us by the OCC, dated September 30, 2008. If we do not complete the steps to the OCC’s satisfaction by October 14, 2009, we could be required to divest our interests in these companies.

Dividends

Dividends paid by the Corporation are substantially provided from dividends from the Bank. Generally, the approval of the OCC is required if the total of all dividends declared by a bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. However, our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. In addition, the ability of the Bank to pay dividends to the Corporation is limited by its obligations to maintain sufficient capital and by other general restrictions on dividends that are applicable to national banks that are regulated by the OCC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

Capital Adequacy

The Federal Reserve, FDIC and OCC have established risk-based capital guidelines for bank holding companies, such as the Corporation, and for the subsidiary banks of bank holding companies, such as the Bank. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Maintaining capital ratios at the “well-capitalized” level avoids certain restrictions, which, for example, could affect the FDIC assessment, trust services and asset/liability management of the Bank.

The FDIC, OCC and Federal Reserve have historically had common capital adequacy guidelines involving minimum leverage capital and risk-based capital requirements:

The leverage capital requirement establishes a minimum ratio of capital as a percentage of total assets. The FDIC, OCC and Federal Reserve require institutions to maintain a minimum leverage ratio of Tier 1 capital to total average assets based on the institution’s rating under the international bank rating system, commonly referred to as the “CAMELS” rating system. “CAMELS” is an acronym for “Capital Adequacy, Asset Quality, Management Quality, Earnings, Liquidity and Sensitivity to Market Risk.” Institutions with a CAMELS rating of 1 that are not anticipating or experiencing significant growth and have well-diversified risk are required to maintain a minimum leverage ratio of 3%. An additional 100 to 200 basis points are required for all but these most highly rated institutions.

The risk-based capital requirement also establishes a minimum ratio of capital as a percentage of total assets, but gives weight to the relative risk of each asset.

Separate from the foregoing, the OCC has required the Bank to achieve by September 30, 2009, and to maintain on an ongoing basis, a Tier 1 leverage ratio of 8.0% and a total risk-based capital ratio of 12.0%. These ratios are higher than the well-capitalized ratios generally applicable to banks. As of March 31, 2009, the Bank had a Tier 1 leverage ratio of 7.2% and a total risk-based capital ratio of 11.7%. This offering of common stock is intended to allow the Bank to achieve the required capital levels and to provide additional capital to support the Bank’s growth. Until we reach the levels required by the OCC, the Bank will not qualify for the well-capitalized category.

In addition, the OCC may deem any failure timely to comply with the required minimum capital levels to be an unsafe and unsound banking practice, which would make the Bank subject to such administrative actions or sanctions as the OCC considers necessary. It is uncertain what actions, if any, the OCC will take with respect to noncompliance with these ratios, what action steps the OCC might require the Bank to take to remedy this situation, and whether those actions will be successful.

Transactions with Affiliates and Insiders

Banks are subject to the provisions of Sections 23A and 23B of the Federal Reserve Act. Section 23A places limits on the amount of loans or extensions of credit to, investments in, or certain other transactions with affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23B, among other things, prohibits an institution from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Those extensions of credit (a) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (b) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act

The Community Reinvestment Act requires, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC to evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to meet these criteria could impose additional requirements and limitations on the Bank.

Other Regulations

Interest and some other charges collected or contracted by banks are often subject to state usury laws and certain federal laws concerning interest rates. The loan operations are also subject to certain federal laws applicable to credit transactions. These include but are not limited to:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution will be fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing those federal laws.

The Bank’s deposit operations also are subject to laws and regulations, including, but not limited to, the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records. The Bank must also comply with the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

CNIC, GCM Insurance, and NBC Insurance are subject to a variety of regulations by applicable state agencies. These agencies set reserve requirements and reporting standards and establish regulations, all of which affect business operations.

Public Company Regulations

The Corporation’s common stock is registered with the SEC under the Exchange Act. Consequently, the Corporation is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

The Corporation’s common stock is traded on The NASDAQ Global Select Market and is subject to its rules and by-laws. Penalties for violations of the rules can result in fines for the Corporation and in certain cases the suspension of trading in the Corporation’s common stock or delisting.

As a public company, the Corporation is subject to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act was signed into law on July 30, 2002 in response to public concerns regarding corporate accountability in connection with various accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and corporate governance rules, and it required the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

Economic Stimulus Regulation

In response to the worsening financial and economic conditions in late 2008, the Emergency Economic Stabilization Act was signed into law. Among other things, this act granted the U.S. Treasury the power, under TARP, to purchase assets and equity from financial institutions to strengthen their financial position and the economy as a whole. Part of TARP included the CPP, which authorized the U.S. Treasury to purchase preferred stock and warrants to purchase common stock from qualifying institutions in exchange for direct capital infusion. We received $44 million under the CPP in January 2009.

Institutions participating in the CPP, like us, must comply with certain restrictions under the terms of the program. For so long as any preferred stock issued under the CPP remains outstanding, we are prohibited from increasing dividends on our common stock. We are also prohibited from making certain repurchases of equity securities, including our common stock, without the U.S. Treasury’s prior consent until the third anniversary of the U.S. Treasury’s investment or until the U.S. Treasury has transferred all of the preferred stock it purchased under the CPP to third parties.

The ARRA also placed additional restrictions on us. Under the ARRA, institutions participating in TARP are restricted in their ability to pay bonuses and so-called “golden parachutes” to senior executives and certain other employees. The ARRA also requires greater participation of shareholders in executive pay decisions. Regulations further clarifying the extent of these restrictions are to be released by the U.S. Treasury by February of 2010.

On June 10, 2009, the U.S. Treasury adopted an interim final rule for compensation and governance that implements the Emergency Economic Stabilization Act’s and the ARRA’s prohibitions on certain types of compensation for executives of TARP recipients and corporate governance requirements related to compensation matters. As a TARP recipient through our participation in the CPP, we are subject to the prohibitions and requirements in the interim final rule.

MANAGEMENT

Executive Officers

The following table lists our executive officers and provides a brief description of their principal employment during the last five years.

Name and Title	Age	Five-Year Experience
Lewis F. Mallory, Jr. Chairman and Chief Executive Officer, Cadence Financial Corporation and Cadence Bank, N.A.	66	Chairman and Chief Executive Officer, Cadence Financial Corporation and Cadence Bank, N.A., since 1993

Mark A. Abernathy President and Chief Operating Officer and Chairman of Executive Committee, Cadence Financial Corporation and Cadence Bank, N.A.	52	President and Chief Operating Officer, Cadence Financial Corporation and Cadence Bank, N.A., since 1997; Chairman of Executive Committee, Cadence Financial Corporation and Cadence Bank, N.A., since 2006

Richard T. Haston Executive Vice President, Chief Financial Officer, and Secretary, Cadence Financial Corporation; Executive Vice President, Chief Financial Officer, and Secretary, Cadence Bank, N.A.	63	Executive Vice President, Chief Financial Officer, and Secretary, Cadence Financial Corporation, since May 2008; Executive Vice President, Chief Financial Officer, and Assistant Secretary, Cadence Financial Corporation, from July 2005 - May 2008; Executive Vice President, Chief Financial Officer, Treasurer, and Assistant Secretary, Cadence Financial Corporation, from January 1997 - July 2005; Executive Vice President, Chief Financial Officer, and Secretary, Cadence Bank, N.A., since May 2008; Executive Vice President and Chief Financial Officer, Cadence Bank, N.A., from 1996 - May 2008

John R. Davis Vice President, Cadence Financial Corporation; Executive Vice President and Manager of Consumer Financial Services, Cadence Bank, N.A.	53	Vice President, Cadence Financial Corporation, since January 1999; Executive Vice President and Manager of Consumer Financial Services, Cadence Bank, N.A., since December 2005; Senior Vice President and Trust Officer, Cadence Bank, N.A., from January 1999 - December 2005

Our executive officers are elected annually by the board of directors at its January meeting and serve at the discretion of the board of directors.

Directors

The following table lists the directors of the Corporation. Each of our directors also serves as a director of the Bank. There are no arrangements or undertakings between us and any director pursuant to which such person has been selected as a director, and no director is related to any other director or executive officer by blood, marriage or adoption, except as disclosed in this table or the executive officer table above. Except as indicated, each person has held the position noted for more than five years.

Name	Age	Director Since	Principal Occupation
Mark A. Abernathy(1)(6)(7)	52	1994	President and Chief Operating Officer, Cadence Bank, N.A. and Cadence Financial Corporation
David Byars(2)(7)	56	1998	President, Byars Furniture and David Byars Properties
Robert S. Caldwell, Jr.(2)(6)	67	1999	President, Caldwell Furniture & Properties and Brownwell Realty
Robert L. Calvert, III(1)(3)(4)(5)	69	1999	President, Calvert Spalding Engineers, Inc.
Robert A. Cunningham(1)(2)(4)(5)(6)	63	1990	Managing Partner, Valley Farm, a farming, timber and gravel business
J. Nutie Dowdle(1)(3)(4)(5)	65	1990	Chairman of the Board of Dowdle Enterprises, a private investment firm
James C. Galloway, Jr.(1)(5)	56	1997	President, Galloway-Chandler-McKinney Insurance Agency, Inc.
James D. Graham(2)(3)(7)	59	2001	President, Grayco, Inc., a commercial real estate company
Clifton S. Hunt(1)	51	2005	President, Standard Construction Company, Inc.
Dan R. Lee(2)(3)	61	2004	Chairman, President and CEO, Microtek Medical Holdings, Inc., until November 2007; Senior Vice President, Ecolab, Inc. and Microtek Medical Holdings, Inc., November 2007 to present
Lewis F. Mallory, Jr.(1)(5)(6)(7)	66	1969	Chairman of the Board and Chief Executive Officer, Cadence Financial Corporation and Cadence Bank, N.A.
Allen B. Puckett, III(1)(3)(4)(5)	58	1987	President & CEO, Columbus Brick Corporation
Sammy J. Smith(6)(7)(8)	70	1977	President, Smith & Byars Men’s Clothing
H. Stokes Smith(2)(3)(7)(8)	72	1999	National Sales Manager, The Westmount Corporation, until 2006; retired, 2006 to present

(1)	Member of Executive Committee.

(2)	Member of Audit Committee.

(3)	Member of Compensation Committee.

(4)	Member of Nominating and Corporate Governance Committee.

(5)	Member of Capital Planning Committee.

(6)	Member of Compliance Committee.

(7)	Member of Trust Investment Committee.

(8)	Mr. Sammy J. Smith and Mr. H. Stokes Smith are brothers.

Compensation Discussion and Analysis

Compensation Objectives

The primary objectives of our executive compensation program are to align management’s incentives with the long-term interests of us and our shareholders and to attract and retain key executives necessary for growth. The compensation committee has the responsibility to make recommendations to the board of directors regarding the compensation and benefits of our executive officers and directors and the establishment and administration of our executive compensation program.

Compensation Processes

Each year, the committee reviews the current compensation practices of financial institutions of similar asset size. Also, the committee obtains information about comparable compensation practices from Watson Wyatt, an independent national compensation-consulting firm. Watson Wyatt has been engaged in the past by both us and our compensation committee. In 2008, the compensation committee requested Watson Wyatt to provide a competitive market survey of our top five executive officer positions, and we have engaged Watson Wyatt to provide general consulting services on compensation benchmarking and merit matrix for all other employee positions. Watson Wyatt conducts a benchmark study to assess base salary levels and total cash compensation levels. A detailed description of the benchmarking process is provided below under “Elements of Compensation.”

The chief executive officer and the human resources director make recommendations to the compensation committee on all employee positions based on the report from Watson Wyatt. Additionally, the compensation committee reviews the market assessment prepared by Watson Wyatt relating to our top executive officer positions. The chief executive officer and human resources director review their recommendations with the compensation committee and generally respond to any questions from the committee. The compensation committee then meets without any of our officers or other employees present to discuss and vote on executive and other employee compensation. The compensation committee determined that no increases in compensation would be granted for 2009; therefore, Watson Wyatt was not engaged for the 2009 market survey although they may be used for consultation during the year. In addition, at the request of Messrs. Mallory and Abernathy, the compensation committee reduced their base salaries by 10% effective April 1, 2009.

Effect of Treasury Legislation on Compensation

Emergency Economic Stabilization Act of 2008 and Related U.S. Treasury Guidelines. On October 14, 2008, the U.S. Treasury announced the CPP under the TARP of the Emergency Economic Stabilization Act. Pursuant to the CPP, the U.S. Treasury would make preferred stock investments in participating financial institutions. We participated in the CPP in January 2009 by selling $44 million of our Series A preferred stock and common stock purchase warrants to the U.S. Treasury. As a result, we became subject to certain executive compensation requirements under Emergency Economic Stabilization Act, as amended by the ARRA interim final rules issued by the U.S. Treasury on June 10, 2009, and the contract pursuant to which we sold the preferred stock. Those Emergency Economic Stabilization Act requirements include:

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Prohibition on compensation that provides an incentive to take unnecessary and excessive risks. We are prohibited from providing incentive compensation arrangements that encourage our senior executive officers (our “SEOs”) to take unnecessary and excessive risks that threaten the value of the financial institution.

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Risk review. Our compensation committee is required to review SEO and employee incentive compensation arrangements with our senior risk officers to ensure that SEOs and employees are not encouraged to take those risks. Also require the compensation committee to meet at least annually with our senior risk officers to discuss and review the relationship between our risk management policies and practices and the SEO incentive compensation arrangements.

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Clawback. We are required to recover any bonus or incentive compensation paid to any SEO or the next 20 most highly compensated employees if the payment is later found to have been based on statements of earnings, gains, or other criteria which prove to be materially inaccurate.

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Golden parachutes. We are prohibited from paying golden parachute payments to any SEO or the next five most highly compensated employees. Section 280G of the Internal Revenue Code was also amended to expand the definition of a parachute payment to include certain severance payments paid by reason of an involuntary termination or in connection with bankruptcy, liquidation or receivership of the employer.

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Limit on bonus payments. We are prohibited from paying or accruing any bonus payment during the TARP period to our five most highly compensated employees, except bonuses awarded pursuant to a valid employment agreement entered into before February 11, 2009, or awarded as long-term restricted stock not more than one-third of the employee’s annual compensation.

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Limit on tax deduction. Our tax deduction for compensation paid to any SEO is limited to $500,000 annually. Section 162(m)(5) of the Internal Revenue Code was amended to impose a $500,000 deduction limit. In addition, the amendment also includes certain performance based compensation paid under shareholder approved plans that previously did not count toward that deduction limit.

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Other requirements. Additionally, we are required to permit a non-binding shareholder vote to approve the compensation of executives as disclosed in our proxy statement, implement a company-wide policy regarding excessive or luxury expenditures, and annually submit certification of compliance with these executive compensation restrictions.

It is expected that both the U.S. Treasury and the SEC will issue additional rules to clarify these new executive compensation restrictions. The compensation committee will consider the new limits on executive compensation of the ARRA, the U.S. Treasury guidelines, and any forthcoming regulations and, if needed, will promptly make appropriate changes to our executive compensation program.

Elements of Compensation

Our executive compensation program consists of three basic components: base salary, short-term bonuses, and long-term incentives. Each component of our executive compensation program serves a particular purpose. Base salary and short term bonuses are primarily designed to reward current and past performance, while grants of long-term incentives are primarily designed to tie a portion of each executive’s compensation to our future performance. In addition, our executive officers participate in the benefit plans and programs that are generally available to all of our employees. We use a “market philosophy” based on surveys conducted and compiled by Watson Wyatt in determining allocation between different elements of compensation. We choose to allocate between short-term and long-term elements in accordance with the norms of similarly situated companies based on such surveys. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components.

Base Salary. Each year, the committee reviews the base salary of each executive officer and other senior officers through our senior vice president level. In determining the appropriate level of compensation for each executive officer, the committee evaluates the executive’s performance as it relates to our goals, objectives and strategic plan, reviews the compensation data from similarly situated companies and reviews the salary survey data developed by Watson Wyatt. The benchmark study of Watson Wyatt is compiled using surveys of organizations of similar size and scope, both from the financial services industry and other general industries. The study is used to generate “job grades,” showing the range of salaries for comparable companies for a given position. The midpoint of the job grade is deemed the market price for the position. The data is aged to March 1st of the current year for use in annual salary planning. Following the benchmark study, the committee analyzes our job and employee data for market competitiveness. Watson Wyatt develops a series of six merit matrices for us (one for each of our banking regions) that approximate the cost of merit adjustments to employees based on performance and their current place in the respective job grade as compared to the region in which they work.

The ARRA directs the U.S. Treasury to adopt rules to implement “compensation standards” for CPP participants. While the ARRA did not specifically require an absolute limit on executive compensation, such a restriction was included in the prior U.S. Treasury guidelines which preceded the ARRA. Whether the ARRA and the rules which implement it will impose an absolute limit on base salary is not clear at this time. The compensation committee will consider any new limits on executive compensation and, if necessary, make appropriate changes to our executive compensation program.

Short-Term Bonuses. Executive officers are eligible to receive short-term bonuses under our short-term bonus plan. Short-term bonuses consist of cash compensation that may be awarded annually, provided the performance goals designated each year by the committee are achieved. The committee determined that the 2008 goals were not satisfied, and no short-term bonuses were paid to the executive officers in 2008.

If the performance goals were met, a bonus would have been paid to Mr. Mallory equal to 50% of his base salary. Likewise, bonus payments for Mr. Abernathy and Mr. Haston equal to 40% of their base salaries would have been made if the performance goals were met. Mr. Davis would have been paid a bonus equal to 35% of his base salary if the performance goals were met. The percentages used to compute bonus levels were based upon the level of responsibility in the Corporation.

The ARRA directs the U.S. Treasury to adopt rules to implement “compensation standards” for CPP participants including a prohibition on bonuses and incentives other than certain restricted stock. The compensation committee will consider the recent U.S. Treasury rules regarding restrictions on bonuses and incentives and, if necessary, make appropriate changes to our executive compensation program.

Long-Term Incentive Compensation. During 2001 and 2003, we adopted long-term incentive plans, the purpose of which was to further link our financial performance to the financial interests of our executives. In June 2006, our shareholders approved the 2006 Long-Term Incentive Compensation Plan effective December 21, 2005, that superseded and replaced the two prior long-term incentive plans adopted by us.

The 2006 Long-Term Incentive Compensation Plan is administered and managed within the discretion of the compensation committee. The compensation committee may delegate to a committee of one or more directors or to our officers the ability to grant awards and take certain other actions under the plan with respect to participants who are not executive officers. Incentive awards under the plan may be granted to eligible employees, director-employees and employees of certain of our affiliates in any one or a combination of incentive options, non-statutory stock options, stock appreciation rights, restricted stock grants, stock grants and performance shares. We currently have 484 employees, all of whom are eligible to participate under the 2006 Long-Term Incentive Compensation Plan. There are 705,368 shares of common stock reserved for issuance under the plan. The plan will terminate on December 31, 2015. During 2008, no stock or option awards were granted to the named executive officers under this plan.

The compensation committee determines when each award becomes vested and/or exercisable. Option awards generally vest in four years unless otherwise determined in the compensation committee’s discretion. The exercise price of stock options or stock appreciation rights granted under the 2006 Long-Term Incentive Compensation Plan may not be less than the fair market value of the common stock on the date of grant. The term of stock options or stock appreciation rights may not be longer than ten years. The compensation committee may make the grant, issuance, retention and/or vesting of restricted stock awards and options contingent upon continued employment (or engagement) with us, the passage of time, or performance criteria and the level of achievement compared to such criteria as it deems appropriate. Awards may, but need not, include performance criteria that satisfy Section 162(m) of the Internal Revenue Code. To the extent that an award under the 2006

Long-Term Incentive Compensation Plan is designated as a “performance award,” but is not intended to qualify as performance-based compensation under Section 162(m), the performance criteria can include the achievement of strategic objectives as determined by the board of directors.

The ARRA directs the U.S. Treasury to adopt rules to implement “compensation standards” for CPP participants including a prohibition on bonuses and incentives other than certain restricted stock. The compensation committee will consider the recent U.S. Treasury rules regarding restrictions on bonuses and incentives and, if necessary, make appropriate changes to our compensation programs.

Phantom Stock Plan. We provide a phantom stock plan for certain employees whereby 11,245 units or phantom shares of our common stock were assigned for the benefit of certain key employees. Under the terms of the plan, a unit or phantom share of common stock at the time of payment will be equal to the fair market value of a share of our common stock plus all cash dividends paid since the adoption of the agreement. An expense was recorded at the date of the award based on the fair market value of the common stock. Any increase or decrease in the value of the common stock is recorded as an adjustment to employee benefits expense before payment.

Only Mr. Mallory and Mr. Abernathy participate in the phantom stock plan. No units were awarded under the phantom stock plan in 2008. As of December 31, 2008, the values of Messrs. Mallory and Abernathy’s accounts in the plan were $131,149 and $40,370, respectively, and the aggregate numbers of units credited to their accounts were 8,579.20 and 2,666.68, respectively.

The ARRA directs the U.S. Treasury to adopt rules to implement “compensation standards” for CPP participants including a prohibition on bonuses and incentives other than certain restricted stock. The compensation committee will consider the recent U.S. Treasury rules regarding restrictions on bonuses and incentives and, if necessary, make appropriate changes to our compensation programs.

Other Compensation. Executive officers are eligible to participate in all of our employee benefit plans, such as a defined benefit pension plan, a defined contribution pension plan, a 401(k) plan, an employee stock ownership plan, an indexed retirement plan, a deferred compensation plan, a medical plan, a group life insurance plan, and a disability plan, in each case on the same basis as other employees. Mr. Williams was ineligible to participate in the defined benefit pension plan and the employee stock ownership plan during 2008 because they were closed before he became our executive officer.

Defined Benefit Pension Plan and Defined Contribution Pension Plan. Employees hired before January 1, 2001 participate in a noncontributory defined benefit pension plan. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees’ services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of FASB Statement No. 87, Employers’ Accounting for Pensions. The plan was amended effective January 1, 2001, to close participation in the plan. Employees hired after December 31, 2000, are not eligible to participate. Current participants continue to accrue benefits under this plan, but benefits accrued are offset by the vested balances in the defined contribution plan.

On January 1, 2001, we adopted a defined contribution pension plan. Employer contributions are made annually equal to 3% of each participant’s base compensation. Participant accounts are 100% vested upon completion of five years of service under the plan. Under the Pension Protection Act, effective January 1, 2007, the participant accounts are 100% vested upon completion of three years of service. Effective January 1, 2008, this plan was closed to new participants, and no contributions were made to this plan in 2008.

The defined benefit pension plan and defined contribution pension plan are a floor offset arrangement, under which the benefits payable from the defined benefit pension plan are offset, or reduced, by amounts payable from the defined contribution pension plan. There are no reductions in benefits under this plan for social security payments. Benefits under the defined benefit pension plan are based upon a formula that takes into account average compensation and years of credited service. Average compensation is determined over the five consecutive year period in which compensation is the greatest. Compensation taken into account for the named executives is listed in the salary column of the Summary Compensation Table, subject to an annual limitation that is imposed under the Internal Revenue Code, which was $230,000 for 2008.

401(k) Plan. We provide a deferred compensation arrangement 401(k) plan to which employees contribute a percentage of their compensation. The 401(k) plan provides for matching contributions of 100% of employee contributions of 6% or less. Effective June 1, 2009, the board of directors suspended matching contributions to the 401(k) plan.

Employee Stock Ownership Plan. Employees participate in an employee stock ownership plan through which our common stock is purchased at its market price for the benefit of employees. Effective January 1, 2001, the employee stock ownership plan was amended to freeze the plan and to allow no new participants. All participants at December 31, 2000, became 100% vested in their accounts. The employee stock ownership plan is accounted for in accordance with Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”

Indexed Retirement Plan. We have entered into agreements with certain senior officers to establish an indexed retirement plan (an unqualified supplemental retirement plan). This plan is noncontributory and is funded by the earnings from bank owned life insurance policies in excess of the yield on one-year treasury securities. In 2008, as part of the plan amendments required to comply with Regulation 409A, the payments to participants under this plan were changed from variable payment amounts to fixed payment amounts to begin on a monthly basis at age 65, except for Mr. Mallory, who will begin receiving monthly payments at age 67. This plan is designed to be revenue neutral for us. The annual cost charged to expense and the estimated present value of the projected payments is determined in accordance with the provisions of Accounting Principles Board No. 12, as amended by FAS No. 106, relating to deferred compensation contracts.

Deferred Compensation Plan. We provide a voluntary deferred compensation plan for certain of our executive and senior officers. Under this plan, the participants may defer up to 25% of their annual base compensation and 100% of any cash bonuses paid under the short-term bonus plan. We may, but are not obligated to, contribute to the plan. Amounts contributed to this plan are credited to a separate booking account for each participant and are subject to a risk of loss in the event of our insolvency. We made no contributions to this plan in 2008.

Compensation Policies

Effect of Accounting and Tax Treatment. Before January 1, 2006, our stock option plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation. We did not recognize any compensation expense for stock options granted because all stock options were priced at the fair market value of our common stock on the date of grant.

In the third quarter of 2005, the compensation committee reviewed our stock option plans and the outstanding options. All outstanding options that were not vested were out-of-the-money and had been in that position for much of the year. In the committee’s opinion, the options were not achieving their intended purposes of incentive compensation and employee retention; thus, the committee recommended to the board of directors that all outstanding options be vested. The board of directors voted to vest all outstanding options, effective August 31, 2005. In accordance with the disclosure requirements of FASB Statement No. 123, the appropriate expense was disclosed for the year ended December 31, 2005.

Effective January 1, 2006, we adopted FASB Statement No. 123(R), Share-Based Payment. This Statement requires that the fair value of equity instruments exchanged for employee services, as determined on the grant date of the award, be recognized as compensation cost over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The Statement’s provisions are to be applied to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date.

As all of our outstanding options are fully vested, the adoption of Statement No. 123(R) will not impact our future results of operations unless the board of directors makes additional grants under the 2006 Long-Term Incentive Compensation Plan. The plan permits the compensation committee to award eligible employees with incentive-based and non-incentive-based compensation. The plan provides for up to 750,000 shares of our common stock reserved for issuance under the plan. As of December 31, 2008, 46,632 shares had been issued under this plan, none of which have been issued to any named executive officers.

Under Section 162(m) of the Internal Revenue Code, compensation in excess of $1 million paid to a chief executive officer or to any of the four other most highly compensated officers generally cannot be deducted. The compensation committee has determined our compensation practices and policies are not currently affected by this limitation. However, our participation in the CPP makes us subject to certain executive compensation requirements. Among those was our agreement to not take a federal income tax deduction for annual compensation paid to any named executive officer in excess of $500,000. In addition, certain performance based compensation paid under shareholder approved plans is no longer exempt from Section 162(m) limits, which will apply to all compensation that we pay to our named executive officers in 2009 and will continue to apply to us for so long as the U.S. Treasury owns any of our CPP equity securities.

Section 4999 of the Internal Revenue Code imposes a 20% nondeductible excise tax on our named executive officers who receive an “excess parachute payment” and Section 280G of the Internal Revenue Code disallows the tax deduction to the payer (our successor) for any excess parachute payment. An excess parachute payment is the aggregate amount of cash and other benefits payable upon a change in control that exceeds 2.99 times the executive’s base amount (average W-2 compensation for five calendar years preceding the change in control). The IRS imposes the excise tax on the amount that exceeds the executive’s base amount. Our participation in the CPP limits the amounts that we can deduct for income tax purposes under change in control and similar agreements. Section 280G was also amended by Emergency Economic Stabilization Act by expanding the definition of a parachute payment to include severance payments paid for any reason, other than for services performed or for benefits accrued. Although the employment agreements of our named executive officers limit these payments to avoid the excise tax, the CPP limitations and the expanded definition of parachute payment will apply to us for so long as the U.S. Treasury owns any of our equity securities or warrants.

Stock Ownership Guidelines. The board has not adopted specific stock ownership guidelines for executive officers. Under the terms of the 2006 Long-Term Incentive Compensation Plan, however, in any given year, no individual may receive incentives covering more than 20% of the aggregate number of shares which may be issued pursuant to the plan. Except as may otherwise be permitted by the Internal Revenue Code, incentive options granted to an individual during one calendar year shall be limited, such that at the time the incentive options are granted, the fair market value (as defined in the 2006 Long-Term Incentive Compensation Plan) of the common stock covered by all incentive options first exercisable in any calendar year may not, in the aggregate, exceed $100,000. The maximum performance-based incentive payment to any one individual during one performance period is 20% of the aggregate number of shares that may be issued pursuant to the 2006 Long-Term Incentive Compensation Plan, or if paid in cash, that number of shares multiplied by the fair market value of the stock as of the date the incentive is granted.

Basis for Allocation Among Incentives. Incentives under the 2006 Long-Term Incentive Compensation Plan may be granted in any one or a combination of (a) incentive options (or other statutory stock option); (b) nonstatutory stock options; (c) stock appreciation rights; (d) restricted stock; and (e) performance shares.

Specific Items of Corporate Performance. We tie many of our performance-based incentives to specific items of performance for us as a whole or for certain of our divisions. For 2008, performance based incentives were based on the following items of corporate performance: net operating income, loan volume, asset quality and deposit volume.

Adjustment or Recovery of Awards upon Restatement of Company Performance. The board adopted a formal policy requiring executives to return cash and equity incentive awards if the relevant performance targets upon which the awards are based are ever restated or otherwise adjusted in a manner that would reduce the size of an award or payment when such restatement or adjustment was due to a willful misstatement by management. The board would generally not require executives to return cash or equity incentive awards if the restatements or adjustments were based on changes in generally accepted accounting principles by the FASB when prior to such changes we were applying generally accepted accounting principles in accordance with the published guidance of FASB or other exceptional circumstances not connected to the performance by management. Under the 2006 Long-Term Incentive Compensation Plan, however, in determining the actual size of any performance-based incentives, the compensation committee may reduce or eliminate the amount of the performance-based incentives earned over the relevant period, if it deems, in its sole and absolute discretion, such reduction or elimination is appropriate.

Additionally, at any time prior to the end of a performance period, the committee may revise the performance goals and the computation of payment if unforeseen events occur that have a substantial effect on our performance or one of our affiliates and that in the judgment of the committee make the application of the performance goals unfair unless a revision is made.

Role of Executive Officers in Executive Compensation Decisions. For compensation decisions relating to executive officers (other than our chief executive officer), the chief executive officer makes recommendations to the compensation committee for anyone serving as a senior vice president or higher. The compensation committee makes recommendations to the full board of directors, which bears ultimate responsibility for compensation decisions. Under the 2006 Long-Term Incentive Compensation Plan, no person who makes or participates in making an award under the plan, whether as a member of the committee, a delegate of the committee, or in any other capacity, can make or participate in making an award to himself or herself.

Chief Executive Officer Compensation

The compensation committee practices described above were used to set the compensation of Mr. Mallory, our chairman and chief executive officer. Generally, we do not believe that the chief executive officer should be paid a certain percentage of total compensation in the form of base salary. In years where performance goals are not met, the chief executive officer’s compensation will consist of substantially all base salary. Base salary and incentives are not compared on an annual basis.

Mr. Mallory’s base salary did not increase in 2008, remaining at $400,000. In 2008, Mr. Mallory did not receive any bonus. At the request of Mr. Mallory, the compensation committee reduced his base salary by 10% effective April 1, 2009.

Mr. Mallory also participates in the phantom stock plan. Pursuant to this plan, Mr. Mallory was awarded a designated number of units or phantom shares of our common stock at the plan’s inception, which we expensed at that time. Upon Mr. Mallory’s retirement, he will receive the fair market value of each share of our common stock for each phantom share of common stock plus any dividends paid since the date of the plan’s inception.

Summary Compensation

The following table provides the compensation for services in all capacities for the fiscal years ended December 31, 2008, 2007 and 2006 of our chief executive officer, our chief financial officer and our other most highly compensated executive officers. Mr. Williams resigned as vice president and treasurer effective July 21, 2008; accordingly, summary compensation for him is only presented through that date. We have no other executive officers. The terms of the employment agreements of the named executive officers are described under “Compensation Discussion and Analysis” above and “Employment Agreements, Termination of Employment and Change in Control Arrangements” below.

Summary Compensation Table for 2008, 2007 and 2006

Name and Principal Position	Year	Salary ($)	Stock Awards ($)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred ($)(2)	All Other Compensation ($)(3)	Total ($)
Lewis F. Mallory, Jr.	2008	$400,000	$—	(1)	$—	$172,348	$21,177	$593,525
Chairman and Chief Executive Officer	2007	392,900	—	(1)	—	239,007	27,085	658,992
	2006	371,700	—	(1)	185,580	149,618	26,710	733,608

Mark A. Abernathy	2008	$270,000	$—	(1)	$—	$56,882	$15,075	$341,957
President and Chief Operating Officer	2007	260,300	—	(1)	—	43,064	14,400	317,764
	2006	231,000	—	(1)	92,400	31,936	14,100	369,436

Richard T. Haston	2008	$194,150	$—		$—	$93,048	$15,634	$302,832
Executive Vice President and Chief Financial Officer	2007	186,400	—		—	66,356	16,327	269,083
	2006	178,900	—		71,560	49,176	14,760	314,396

John R. Davis	2008	$139,517	$—		$—	$38,586	$11,117	$189,220
Vice President	2007	133,900	—		46,851	32,936	11,071	224,758
	2006	129,865	—		45,453	22,910	8,495	206,723

Shane C. Williams	2008	$110,144	$—		$—	$—	$3,230	$113,374
Vice President and Treasurer	2007	143,300	—		40,290	1,448	7,127	151,875
	2006	134,300	—		16,250	—	3,054	177,644

(1)	Messrs. Mallory and Abernathy participate in a phantom stock plan that is equal to the value of specific shares allocated to their accounts. The value of the shares declined in 2008.

(2)

All named executive officers are covered under a defined benefit plan, provided that Mr. Williams was not so covered before his resignation. All named executive officers (including Mr. Williams before his resignation) are covered under an indexed retirement plan. Under the defined benefit plan, the change in pension value reflects the annual aggregate change in the actuarial present value of the accumulated pension benefit for each participant. Under the indexed retirement plan, the change represents the change in the actuarial present value of the liability that has been accrued for each participant. The change of value for each participant and each plan is as follows:

Name	Year	Defined Benefit Plan	Indexed Retirement Plan
Lewis F. Mallory, Jr.	2008	$156,489	$15,859
	2007	217,967	21,040
	2006	127,171	22,447

Mark A. Abernathy	2008	$46,670	$10,212
	2007	33,183	9,881
	2006	21,030	10,906

Name	Year	Defined Benefit Plan	Indexed Retirement Plan

Richard T. Haston	2008	$82,229	$10,819
	2007	57,081	9,275
	2006	37,331	11,845

John R. Davis	2008	$37,381	$1,205
	2007	32,150	786
	2006	21,967	943

Shane C. Williams	2008	$—	$—
	2007	—	1,448
	2006	—	—
(3)

Includes all other compensation related to the named executive officers. These totals are composed of our contributions to the defined contribution plan, our matching contribution to the 401(k) plan and the value of life insurance premiums paid for each named executive officer (other than Mr. Davis and Mr. Williams (before his resignation)). The aggregate value of all perquisites for each named executive officer was less than $10,000; therefore, no perquisites were included in the Other Compensation column. The amount and type benefit paid for each named executive officer are as follows:

Name	Year	Defined Contribution Plan	401(k) Plan	Insurance Premium
Lewis F. Mallory, Jr.	2008	$—	$10,967	$10,210
	2007	6,750	10,125	10,210
	2006	6,600	9,900	10,210

Mark A. Abernathy	2008	$—	$14,175	$900
	2007	6,750	6,750	900
	2006	6,600	6,600	900

Richard T. Haston	2008	$—	$11,649	$3,985
	2007	5,592	6,750	3,985
	2006	5,367	5,408	3,985

John R. Davis	2008	$—	$11,117	$—
	2007	4,016	7,055	—
	2006	3,596	4,899	—

Shane C. Williams	2008	$—	$3,230	$—
	2007	4,299	2,828	—
	2006	—	3,054	—

Grants of Plan-Based Awards for 2008

During 2008, no awards were made to the named executive officers under either the non-equity incentive plan or the equity incentive plan.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2008. During 2008, no awards were made under the 2006 Long-Term Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End for 2008

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Option Exercise Price ($)	Option Expiration Date
Lewis F. Mallory, Jr.	33,333	$20.75	6/12/2011
	33,333	24.11	6/12/2012
	33,333	25.18	4/29/2014
Mark A. Abernathy	13,333	20.75	6/12/2011
	13,333	24.11	6/12/2012
	13,333	25.18	4/29/2014
Richard T. Haston	8,667	20.75	6/12/2011
	8,667	24.11	6/12/2012
	8,667	25.18	4/29/2014
John R. Davis	4,667	20.75	6/12/2011
	4,667	24.11	6/12/2012
	4,667	25.18	4/29/2014
Shane C. Williams	—	—

(1)	All awards were made under our prior long-term incentive compensation plans. These awards vested in 2005.

Pension Benefits

The following table provides information regarding our defined benefit pension plan for the named executive officers during 2008. Mr. Williams resigned July 21, 2008 and was not a participant in the defined pension benefit plan before his resignation. See the “Compensation Discussion and Analysis” above for a description of the material terms and conditions of the defined pension benefit plan.

Pension Benefits for 2008

Name and Principal Position	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Lewis F. Mallory, Jr.	Defined Benefit Pension Plan	44	$1,843,085	$—
Chairman and Chief Executive Officer

Mark A. Abernathy	Defined Benefit Pension Plan	14	220,753	—
President and Chief Operating Officer

Richard T. Haston	Defined Benefit Pension Plan	12		—
Executive Vice President and Chief Financial Officer

John R. Davis	Defined Benefit Pension Plan	22	209,099	—
Vice President

Shane C. Williams	Defined Benefit Pension Plan	—	—	—
Vice President and Treasurer

The foregoing table was prepared using the following assumptions:

Assumption	Basis for Assumption	12/31/2007	12/31/2008
Discount rate	As per SEC rules, discount rate used to measure pension liabilities under FASB Statement No. 87, “Employers’ Accounting for Pensions”	6.00%	6.25%

Rate of future salary increases	As per SEC rules, no salary increase projected	0.00%	0.00%

Form of payment	Form of payment elected by officer	100% are assumed to elect a lump sum payment	100% are assumed to elect a lump sum payment

Lump sum interest rate	Long-term assumption for IRC 417(e) interest rate used to measure pension liabilities under FASB statement No. 87	5.25%	4.52%

Date of retirement	As per SEC rules, use normal retirement age	65	65

Pre-retirement mortality and other decrements	As per SEC guidance, no pre-retirement decrements will be applied	None	None

Post-retirement mortality	Same assumption used to measure pension liabilities under FASB Statement No. 87	Based on mortality table contained in Revenue Ruling 2001-62	Based on mortality table contained in Revenue Ruling 2001-62

Nonqualified Deferred Compensation

The following table provides information regarding our indexed retirement plan (an unqualified supplemental retirement plan) that provides for the deferral of compensation for the named executive officers that is not tax-qualified. This plan is noncontributory and is funded by the earnings from bank owned life insurance policies in excess of the yield on one-year treasury securities. In 2008, as part of the plan amendments required for compliance with Regulation 409A, the payments to participants on this plan were changed from variable payment amounts to fixed payment amounts to begin on a monthly basis at age 65, except for Mr. Mallory, who will begin receiving monthly payments at age 67. This plan is designed to be revenue neutral for us.

Information for Mr. Williams is not included in this table, because he forfeited his rights under the indexed retirement plan upon his resignation on July 21, 2008.

Nonqualified Deferred Compensation for 2008

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)		Aggregate Withdrawals/ Distributions ($)		Aggregate Balance at Last Fiscal Year-End ($)
Lewis F. Mallory, Jr.	$—	$—	$15,859	(1)	$—	(2)	$315,895
Mark A. Abernathy	—	—	10,212	(1)	—	(2)	97,533
Richard T. Haston	—	—	10,819	(1)	—	(2)	162,121
John R. Davis	—	—	1,205	(1)	—	(2)	11,715

(1)	Included in the Summary Compensation Table under “Change in Pension Value and Nonqualified Deferred Compensation Earnings.”

(2)	Previously reported as compensation to the named executive officers in the Summary Compensation Tables for our prior fiscal years.

Compensation of Directors

During 2008, each of our non-employee directors received a $14,400 retainer, $1,000 for each meeting of the executive committee attended and $900 for each meeting attended of all other committees of the board of directors of which he was a member. The amount of the non-employee director retainer has not been increased since 2004. The outside lead director, as well as the committee chairmen for the audit, compensation and nominating and corporate governance committees, received additional retainers of $4,000 and the committee chairman of the compliance committee received an additional retainer of $2,000. With the exception of Mr. James C. Galloway, Jr., directors who are also our employees are not compensated for serving on the board of directors or any of its constituent committees. Mr. Galloway, President of GCM Insurance, received the same compensation as outside directors.

The following table sets forth a summary of the compensation that we paid to our directors in 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
David C. Byars	$25,900	$—	$—	$—		$—		$—		$25,900
Robert S. Caldwell, Jr.	31,400	—	—	—		—		—		31,400
Robert L. Calvert, Jr.	28,500	—	—	—		—		—		28,500
Robert A. Cunningham	41,600	—	—	—		—		—		41,600
J. Nutie Dowdle	30,900	—	—	—		—		—		30,900
James C. Galloway, Jr.	28,400	—	—	20,929	(1)	48,819	(1)	468,761	(1)	566,909
James D. Graham	26,000	—	—	—		—		—		26,000
Clifton S. Hunt	25,800	—	—	—		—		—		25,800
Dan R. Lee	20,800	—	—	—		—		—		20,800
Allen B. Puckett, III	32,900	—	—	—		—		—		32,900
H. Stokes Smith	26,200	—	—	—		—		—		26,200
Sammy J. Smith	22,200	—	—	—		—		—		22,200

(1)

The amounts paid to James C. Galloway, Jr., result from Mr. Galloway serving as President of Galloway-Chandler-McKinney Insurance Agency, Inc., a wholly-owned subsidiary of Cadence Bank, N.A. The components of “All Other Compensation” are as follows:

Base salary	$58,000
Commission on insurance sales	392,054
Company matching contribution to 401(k) plan	13,639
Premiums on supplemental life insurance	5,068

Mr. Galloway’s perquisites were valued at less than $10,000, and as such, no further detail is provided.

Employment Agreements, Termination of Employment and Change in Control Arrangements

We are a party to executive employment agreements with Messrs. Mallory and Abernathy, which will expire on March 14, 2010. Thereafter, the employment agreements, at the election of us and Messrs. Mallory and Abernathy, will be renewed for additional successive one-year terms. The agreements provide that should Messrs. Mallory or Abernathy be terminated by us, without cause or within one year of a change in control, or by Messrs. Mallory and Abernathy for good reason in connection with a change of control event, we would pay all accrued salary and bonus to the date of termination and a termination benefit equal to 2.99 times their base compensation in effect immediately prior to the triggering event. If the termination results from a change in control, Messrs. Mallory and Abernathy will also receive payment equal to 12 times the monthly premium for medical insurance coverage and vesting shall be accelerated, any restrictions shall lapse, and all performance objectives shall be deemed satisfied as to any outstanding grants or awards to Messrs. Mallory and Abernathy. Additionally, upon termination by us or Messrs. Mallory and Abernathy following the end of a term, Messrs. Mallory and Abernathy are bound by the confidentiality and non-compete provisions of their contracts for a one-year period. In consideration, Messrs. Mallory and Abernathy are to be paid one times their base compensation. It is possible that these new legislative and regulatory restrictions of Emergency Economic Stabilization Act could preclude certain of the payments contemplated by the agreements of Messrs. Mallory and Abernathy until we are no longer subject to Emergency Economic Stabilization Act.

We have also entered into an agreement with Mr. Haston that will expire on March 14, 2010. Thereafter, the employment agreement, at our election and Mr. Haston’s, will be renewed for additional successive one-year terms. The agreement provides that should Mr. Haston be terminated by us, without cause or within one year of a change in control, or by Mr. Haston for good reason in connection with a change of control event, we would pay all accrued salary and bonus to the date of termination and a termination benefit equal to two times his base compensation in effect immediately prior to the triggering event. If the termination results from a change in control, Mr. Haston will also receive payment equal to 12 times the monthly premium for medical insurance coverage and vesting shall be accelerated, any restrictions shall lapse, and all performance objectives shall be deemed satisfied as to any outstanding grants or awards to Mr. Haston. Additionally, upon termination, by us or Mr. Haston following the end of a term, Mr. Haston is bound by the confidentiality and non-compete provisions of the contract for a one-year period. In consideration, Mr. Haston is to be paid one times his base compensation. It is possible that these new legislative and regulatory restrictions of Emergency Economic Stabilization Act could preclude some of the payments contemplated by the agreements of Mr. Haston until we are no longer subject to Emergency Economic Stabilization Act.

Mr. Davis also has a change in control agreement, effective December 18, 2006, that would pay him one times his base compensation amount in effect immediately prior to the change in control, any earned but unpaid incentive bonus for the preceding fiscal year, prorated target bonus or similar amount payable under our bonus or short-term cash incentive plan, and a payment equal to 12 times the monthly premium for medical insurance coverage. Mr. William also had a change in control agreement, which was effective through his resignation on July 21, 2008.

In addition to the change of control arrangements described above, under the 2006 Long-Term Incentive Compensation Plan, in the event of a change of control of us (as defined in that plan), all outstanding options, restricted stock and stock appreciation rights of the named executive officers become immediately exercisable in full. In addition, in the event of a change of control, all performance shares or other performance-based awards of the named executive officers shall be immediately payable based upon the extent, as determined by the compensation committee, to which the performance goals for the performance period then in progress have been satisfied through the date of the change in control or based on 100% of the value on the date of grant of the performance shares or other performance-based award, if such amount is higher.

The following tables provide the potential payments that our named executive officers would receive upon termination or a change in control of us. The amounts appearing in each table assume that the triggering event occurred as of December 31, 2008 and that the named executive elected to receive lump-sum payments on all benefit plans where that option is available, which include all retirement plans other than the indexed retirement plan. Importantly, recent legislation and regulations may limit or eliminate our ability to pay any severance to our named executive officers. Please refer to the Compensation Discussion and Analysis above. However, SEC regulations require us to report compensation in the tables below that would have been paid if the termination event occurred on the last day of our fiscal year. The discussion and tables below are limited by those new restrictions only to the extent they applied to us on December 31, 2008. As Mr. Williams resigned as an executive officer effective July 21, 2008, we did not include a description of his potential payments upon termination. Upon his resignation, he received four months of pay totaling $25,883.

Importantly, provisions of Emergency Economic Stabilization Act and the ARRA that became effective on February 17, 2009 are not reflected in the discussion or tables below. In particular, the ARRA prohibits payments to a SEO or any of the next five most highly-compensated employees upon termination of employment for any reason for as long as any CPP-related obligations remain outstanding, other than payments for services already performed or benefits already accrued. If change in control or termination payments are triggered when we are still subject to the executive compensation restrictions and the officer is still a named executive officer, such named executive officer will receive the lesser of the amount allowed under the executive compensation restrictions or provided in the tables below.

Lewis F. Mallory, Jr.

Compensation Components	Change in Control(1)	Voluntary Termination(2)	Early Retirement(3)	Death(4)	Disability(5)	Involuntary With Cause(6)	Involuntary Without Cause(7)
Severance	$1,196,000	$400,000	$—	$—	$—	$—	$1,196,000
Intrinsic Value of Accelerated Equity	—	—	—	—	—	—	—
Total Value of Outstanding Equity	133,980	133,980	133,980	133,980	133,980	133,980	133,980
Retirement Benefits	2,422,461	2,443,521	2,422,461	1,787,377	2,422,461	2,422,461	2,443,521
Health Benefits	10,997	—	—	—	—	—	—

Total Benefit to Employee	$3,763,438	$2,977,501	$2,556,441	$1,921,357	$2,556,441	$2,556,441	$3,773,501

Severance	$1,196,000	$400,000	$—	$—	$—	$—	$1,196,000
Health Benefits	10,997	—	—	—	—	—	—

Total Direct Cost to Company	$1,206,997	$400,000	$—	$—	$—	$—	$1,196,000

(1)

In the event of a change in control, under his contract, Mr. Mallory receives a severance of 2.99 times his base salary and the cost of executive and dependent health care for twelve months (balance shown above as health benefits). The total value of outstanding equity represents the vested balance in Mr. Mallory’s phantom stock plan. The retirement benefit includes Mr. Mallory’s vested benefits in his 401(k) plan of $537,136, defined contribution pension plan of $42,240 and defined benefit pension plan of $1,843,085. Mr. Mallory’s employment contract states that if payments or benefits are of an amount that would cause the excise taxes to be paid under Internal Revenue Code Section 280(G), the payments and benefits shall be reduced by the amount necessary to avoid the excise taxes.

(2)

Under the provisions of Mr. Mallory’s employment contract, upon termination by Mr. Mallory or us at the end of a term, he is bound by the confidentiality and non-compete provisions of his contract for a period of one year. In consideration, Mr. Mallory is to be paid one times his base compensation. The total value of outstanding equity represents the vested balance in Mr. Mallory’s phantom stock plan. The retirement benefit includes Mr. Mallory’s vested benefits in his 401(k) plan of $537,136, defined contribution pension plan of $42,240, defined benefit pension plan of $1,843,085 and one-fifteenth of the vested balance in the indexed retirement plan of $21,060. Under the indexed retirement plan, Mr. Mallory is eligible to receive the accrued balance if he does not compete with us within a 75-mile radius.

(3)

The total value of outstanding equity represents the vested balance in Mr. Mallory’s phantom stock plan. The retirement benefits include Mr. Mallory’s vested benefits in his 401(k) plan of $537,136, defined contribution pension plan of $42,240 and defined benefit pension plan of $1,843,085.

(4)

The total value of outstanding equity represents the vested balance in Mr. Mallory’s phantom stock plan. The retirement benefits include Mr. Mallory’s vested benefits in his 401(k) plan of $537,136, defined contribution pension plan of $42,240, indexed retirement plan of $315,895 and the defined benefit pension plan of $892,106. The benefit computed for the defined benefit pension plan is computed as if Mr. Mallory retired, elected a 50% joint and survivor annuity, and then died the following day.

(5)

The total value of outstanding equity represents the vested balance in Mr. Mallory’s phantom stock plan. The retirement benefits include Mr. Mallory’s vested benefits in his 401(k) plan of $537,136, defined contribution pension plan of $42,240 and defined benefit pension plan of $1,843,085.

(6)

The total value of outstanding equity represents the vested balance in Mr. Mallory’s phantom stock plan. The retirement benefits include Mr. Mallory’s vested benefits in his 401(k) plan of $537,136, defined contribution pension plan of $42,240 and defined benefit pension plan of $1,843,085. The benefit computed for the defined benefit pension plan is the amount Mr. Mallory would have received if he had retired immediately.

(7)

The total value of outstanding equity represents the vested balance in Mr. Mallory’s phantom stock plan. The retirement benefits include Mr. Mallory’s vested benefits in his 401(k) plan of $537,136, defined contribution pension plan of $42,240, indexed retirement plan of $21,060 and defined benefit pension plan of $1,843,085. Under the indexed retirement plan, Mr. Mallory would have received one-fifteenth of the vested balance in his account. The benefit computed for the defined benefit pension plan is the amount Mr. Mallory would have received if he had retired immediately. Mr. Mallory would also be entitled to be paid 2.99 times his base compensation, which is shown as severance.

Mark A. Abernathy

Compensation Components	Change in Control(1)	Voluntary Termination(2)	Early Retirement(3)	Death(4)	Disability(5)	Involuntary With Cause(6)	Involuntary Without Cause(7)
Severance	$807,300	$270,000	$—	$—	$—	$—	$807,300
Intrinsic Value of Accelerated Equity	—	—	—	—	—	—	—
Total Value of Outstanding Equity	41,250	41,250	41,250	41,250	41,250	41,250	41,250
Retirement Benefits	477,447	483,949	200,575	434,077	477,652	477,447	483,949
Health Benefits	8,747	—	—	—	—	—	—

Total Benefit to Employee	$1,334,744	$795,199	$241,825	$475,327	$518,902	$518,697	$1,332,499

Severance	$807,300	$270,000	$—	$—	$—	$—	$807,300
Health Benefits	8,747	—	—	—	—	—	—

Total Direct Cost to Company	$816,047	$270,000	$—	$—	$—	$—	$807,300

(1)

In the event of a change in control, under his contract, Mr. Abernathy receives a severance of 2.99 times his base salary and the cost of executive and dependent health care for twelve months (balance shown above as health benefits). The total value of outstanding equity represents the vested balance in Mr. Abernathy’s phantom stock plan. The retirement benefit includes Mr. Abernathy’s vested benefits in his 401(k) plan of $159,007, defined contribution pension plan of $41,568 and defined benefit pension plan of $276,872.

Mr. Abernathy’s employment contract states that if payments or benefits are of an amount that would cause the excise taxes to be paid under Internal Revenue Code Section 280(G), the payments and benefits shall be reduced by the amount necessary to avoid the excise taxes.

(2)

Under the provisions of Mr. Abernathy’s employment contract, upon termination by Mr. Abernathy or us at the end of a term, he is bound by the confidentiality and non-compete provisions of his contract for a period of one year. In consideration, Mr. Abernathy is to be paid one times his base compensation. The total value of the outstanding equity represents the vested balance in Mr. Abernathy’s phantom stock plan. The retirement benefits include Mr. Abernathy’s vested benefits in his 401(k) plan of $159,007, defined contribution pension plan of $41,568, defined benefit pension plan of $276,872 and one-fifteenth of the vested balance in the indexed retirement plan of $6,502. Under the indexed retirement plan, Mr. Abernathy is eligible to receive the accrued balance if he does not compete with us within a 75-mile radius. Upon termination, Mr. Abernathy is eligible to receive the defined pension benefit payable immediately, actuarially reduced for early commencement.

(3)

The total value of the outstanding equity represents the vested balance in Mr. Abernathy’s phantom stock plan. The retirement benefits include Mr. Abernathy’s vested benefits in his 401(k) plan of $159,007 and defined contribution pension plan of $41,568. Since Mr. Abernathy is not eligible for early retirement, there would be no benefit under the defined benefit pension plan.

(4)

The total value of the outstanding equity represents the vested balance in Mr. Abernathy’s phantom stock plan. The retirement benefits include Mr. Abernathy’s vested benefits in his 401(k) plan of $159,007, defined contribution pension plan of $41,568, indexed retirement plan of $97,533 and the defined benefit pension plan of $135,969. The benefit computed for the defined benefit pension plan is computed as if Mr. Abernathy had retired at the earliest retirement age, assuming no further service accruals, elected a 50% joint and survivor annuity, and then died the following day. The earliest retirement age for Mr. Abernathy, assuming no further service accruals, is age 55.

(5)

The total value of the outstanding equity represents the vested balance in Mr. Abernathy’s phantom stock plan. The retirement benefits include Mr. Abernathy’s vested benefits in his 401(k) plan of $159,007, defined contribution pension plan of $41,568 and defined benefit pension plan of $277,077. The benefit computed for the defined benefit pension plan is reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next five years that Mr. Abernathy’s age on December 31, 2008 is less than age 65 and further actuarially from age 55.

(6)

The total value of the outstanding equity represents the vested balance in Mr. Abernathy’s phantom stock plan. The retirement benefits include Mr. Abernathy’s vested benefits in his 401(k) plan of $159,007, defined contribution pension plan of $41,568 and defined benefit pension plan of $276,872. The benefit computed for the defined benefit pension plan is the same amount as if Mr. Abernathy had retired immediately from the plan.

(7)

The total value of the outstanding equity represents the vested balance in Mr. Abernathy’s phantom stock plan. The retirement benefits include Mr. Abernathy’s vested benefits in his 401(k) plan of $159,007, defined contribution pension plan of $41,568, indexed retirement plan of $6,502 and the defined benefit pension plan of $276,872. Under the indexed retirement plan, Mr. Abernathy would have received one-fifteenth of the vested balance in his account. The benefit computed for the defined benefit pension plan would be the same amount Mr. Abernathy would have received if he had retired immediately from the plan. Mr. Abernathy would also be entitled to be paid 2.99 times his base compensation, which is shown as severance.

Richard T. Haston

Compensation Components	Change in Control(1)	Voluntary Termination(2)	Early Retirement(3)	Death(4)	Disability(5)	Involuntary With Cause(6)	Involuntary Without Cause(7)
Severance	$391,800	$195,900	$—	$—	$—	$—	$391,800
Intrinsic Value of Accelerated Equity	—	—	—	—	—	—	—
Total Value of Outstanding Equity	—	—	—	—	—	—	—
Retirement Benefits	531,112	541,920	531,112	513,139	531,112	531,112	541,920
Health Benefits	13,121	—	—	—	—	—	—

Total Benefit to Employee	$936,033	$737,820	$531,112	$513,139	$531,112	$531,112	$933,720

Severance	$391,800	$195,900	$—	$—	$—	$—	$391,800
Health Benefits	13,121	—	—	—	—	—	—

Total Direct Cost to Company	$404,921	$195,900	$—	$—	$—	$—	$391,800

(1)

In the event of a change in control, under his contract, Mr. Haston receives a severance of two times his base salary and the cost of executive and dependent health care for twelve months (balance shown above as health benefits). The retirement benefit includes Mr. Haston’s vested benefits in his 401(k) plan of $147,996, defined contribution pension plan of $32,751 and defined benefit pension plan of $350,365. From the defined benefit pension plan, Mr. Haston would receive the same benefit amount as if he had retired immediately from the plan. Mr. Haston’s employment contract states that if payments or benefits are of an amount that would cause the excise taxes to be paid under Internal Revenue Code Section 280(G), the payments and benefits shall be reduced by the extent necessary to avoid the excise taxes.

(2)

Under the provisions of Mr. Haston’s employment contract, upon termination by Mr. Haston or us at the end of a term, he is bound by the confidentiality and non-compete provisions of his contract for a period of one year. In consideration, Mr. Haston is to be paid one times his base compensation. The retirement benefits include Mr. Haston’s vested benefits in his 401(k) plan of $147,996, defined contribution pension plan of $32,751, defined benefit pension plan of $350,365 and one-fifteenth of the vested balance in the indexed retirement plan of $10,808. Under the indexed retirement plan, Mr. Haston is eligible to receive the accrued balance if he does not compete with us within a 75-mile radius. Upon termination, Mr. Haston is eligible to receive the defined pension benefit payable immediately, actuarially reduced for early commencement.

(3)

The retirement benefits include Mr. Haston’s vested benefits in his 401(k) plan of $147,996, defined contribution pension plan of $32,751, and defined benefit pension plan of $350,365. The amount computed for the defined benefit pension plan is reduced by one-fifteenth for each year that Mr. Haston’s age is less than 65.

(4)

The retirement benefits include Mr. Haston’s vested benefits in his 401(k) of $147,996, defined contribution pension plan of $32,751, indexed retirement plan of $162,121 and the defined benefit pension plan of $170,271. The benefit computed for the defined benefit pension plan is computed as if Mr. Haston retired, elected a 50% joint and survivor annuity, and then died the following day.

(5)

The retirement benefits include Mr. Haston’s vested benefits in his 401(k) plan of $147,996, defined contribution pension plan of $32,751 and defined benefit pension plan of $350,365. The amount computed for the defined benefit pension plan is reduced by one-fifteenth for each year that Mr. Haston’s age is less than 65.

(6)

The retirement benefits include Mr. Haston’s vested benefits in his 401(k) plan of $147,996, defined contribution pension plan of $32,751, and defined benefit pension plan of $350,365. The amount computed for the defined benefit pension plan would have been the same benefit as if Mr. Haston had retired immediately from the plan.

(7)

The retirement benefits include Mr. Haston’s vested benefits in his 401(k) plan of $147,996, defined contribution pension plan of $32,751, indexed retirement plan of $10,808 and the defined benefit pension plan of $350,365. Under the indexed retirement plan, Mr. Haston would have received one-fifteenth of the vested balance in his account. The benefit computed for the defined benefit pension plan is the amount Mr. Haston would have received if he had retired immediately. Mr. Haston would also be entitled to be paid two times his base compensation, which is shown as severance.

John R. Davis

Compensation Components	Change in Control(1)	Voluntary Termination(2)	Early Retirement(3)	Death(4)	Disability(5)	Involuntary Termination With Cause(6)	Involuntary Termination Without Cause(7)
Severance	$139,517	$—	$—	$—	$—	$—	$—
Intrinsic Value of Accelerated Equity	—	—	—	—	—	—	—
Total Value of Outstanding Equity	—	—	—	—	—	—	—
Retirement Benefits	471,162	471,943	213,773	351,783	471,380	471,162	471,943
Health Benefits	13,121	—	—	—	—	—	—

Total Benefit to Employee	$623,800	$471,943	$213,773	$351,783	$471,380	$471,162	$471,943

Severance	$139,517	$—	$—	$—	$—	$—	$—
Health Benefits	13,121	—	—	—	—	—	—

Total Direct Cost to Company	$152,638	$—	$—	$—	$—	$—	$—

(1)

In the event of a change in control, under his contract, Mr. Davis receives a severance of one times his base salary and the cost of one year’s health care under our group medical plan (balance shown above as health benefits). The retirement benefit includes Mr. Davis’s vested benefits in his 401(k) plan of $190,993, defined contribution pension plan of $22,780 and defined benefit pension plan of $257,389. From the defined benefit pension plan, Mr. Davis would receive the same benefit amount as if he had terminated from the plan.

(2)

The retirement benefits include Mr. Davis’s vested benefits in his 401(k) plan of $190,993, defined contribution pension plan of $22,780, defined benefit pension plan $257,389 and one-fifteenth of the vested balance in the indexed retirement plan of $781. Under the indexed retirement plan, Mr. Davis is eligible to receive the accrued balance if he does not compete with us within a 75-mile radius. Upon termination, Mr. Davis is eligible to receive the defined pension benefit payable immediately, actuarially reduced for early commencement.

(3)

The retirement benefits include Mr. Davis’s vested benefits in his 401(k) plan of $190,993 and defined contribution pension plan of $22,780. Since Mr. Davis is not eligible for early retirement, there would be no benefit under the defined benefit pension plan.

(4)

The retirement benefits include Mr. Davis’s vested benefits in his 401(k) plan of $190,993, defined contribution pension plan of $22,780, indexed retirement plan of $11,715 and the defined benefit pension plan of $126,295. The benefit computed for the defined benefit pension plan is computed as if Mr. Davis retired, elected a 50% joint and survivor annuity, and then died the following day.

(5)

The retirement benefits include Mr. Davis’s vested benefits in his 401(k) plan of $190,993, defined contribution pension plan of $22,780 and defined benefit pension plan of $257,607. The amount computed for the defined benefit pension plan is reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next five years that Mr. Davis’s age is less than 65.

(6)

The retirement benefits include Mr. Davis’s vested benefits in his 401(k) plan of $190,993, defined contribution pension plan of $22,780, and defined benefit pension plan of $257,389. The amount computed for the defined benefit pension plan would have been the same benefit as if Mr. Davis had retired immediately from the plan.

(7)

The retirement benefits includes Mr. Davis’s vested benefits in his 401(k) plan of $190,993, defined contribution pension plan of $22,780, indexed retirement plan of $781 and the defined benefit pension plan of $257,389. Under the indexed retirement plan, Mr. Davis would have received one-fifteenth of the vested balance in his account. The benefit computed for the defined benefit pension plan is the amount Mr. Davis would have received if he had retired immediately.

Securities Authorized for Issuance under Equity Compensation Plans

In June 2006, our shareholders approved the 2006 Long-Term Incentive Compensation Plan effective December 21, 2005, that superseded and replaced the two prior long-term incentive plans adopted by us, the 2001 Long-Term Incentive Compensation Plan and the 2003 Long-Term Incentive Compensation Plan. The following table gives information about the common stock that may be issued upon the exercise of options under our existing equity compensation plans as of December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options		Weighted- Average Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	47,260	(2)	$25.21	705,368	(3)
Equity compensation plans not approved by security holders(4)	280,026		$22.64	—
Total as of December 31, 2008	327,286		$23.01	705,368	(3)

(1)	Represents the 2003 Long-Term Incentive Compensation Plan and the 2006 Long-Term Incentive Compensation Plan.

(2)	Reflects options issued and outstanding under the 2003 Long-Term Incentive Compensation Plan.

(3)

Reflects the number of securities remaining available for future issuance under the 2006 Long-Term Incentive Compensation Plan. The plan provides for up to 750,000 shares of our common stock reserved for issuance under the plan. As of December 31, 2008, no options had been issued and 44,632 performance shares had been issued and are outstanding under this plan.

(4)	Represents the 2001 Long-Term Incentive Compensation Plan.

Compensation Committee Interlocks and Insider Participation

The compensation committee is composed of Messrs. Dowdle, Calvert, III, Graham, Lee, Puckett, III and H. Stokes Smith. There were no committee interlocks or insider participation in compensation decisions in 2008.

None of our executive officers or former executive officers served on our compensation committee during our last fiscal year. None of our executive officers serves, or in our last fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. None of our executive officers serves, or in our last fiscal year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors. None of our executive officers or former executive officers served on our compensation committee during our last fiscal year. None of our executive officers serves, or in our last fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. None of our executive officers serves, or in our last fiscal year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors. There was no insider participation in compensation decisions in 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED SHAREHOLDER MATTERS

The table below shows, as of June 26, 2009, the number of shares of our common stock beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each director, our named executive officers, and our directors and executive officers as a group. Unless otherwise noted, (a) the named persons have sole voting and investment power with respect to the shares indicated and (b) the business address for the named person is c/o Cadence Financial Corporation, 301 East Main Street, Starkville, Mississippi 39759.

Name	Number of Shares Beneficially Owned(1)	Percentage Ownership(2)	Options Exercisable Within 60 Days(3)
Mark A. Abernathy(4)	32,855	*	39,999
David C. Byars(5)	30,295	*	—
Robert S. Caldwell, Jr.	57,000	*	—
Robert L. Calvert, Jr.(6)	181,414	1.5%	—
Robert A. Cunningham(7)	117,229	*	—
J. Nutie Dowdle	249,437	2.1%	—
James C. Galloway, Jr.(8)	108,003	*	—
James D. Graham(9)	65,799	*	—
Clifton S. Hunt(10)	45,300	*	13,013
Dan R. Lee	3,200	*	—
Lewis F. Mallory, Jr.(11)	175,480	1.5%	99,999
Allen B. Puckett, III(12)	187,500	1.6%	—
H. Stokes Smith(13)	40,185	*	—
Sammy J. Smith	9,968	*	—
Richard T. Haston(14)	13,930	*	25,999
John R. Davis(15)	7,033	*	13,998
Directors and Executive Officers as a Group (16 persons)	1,324,628	11.1%	193,008

*	Less than one percent.

(1)

Includes shares as to which such person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares voting power and/or investment power as these terms are defined in Rule 13d-3(a) under the Exchange Act of 1934.

(2)	Based upon 11,912,564 shares of common stock outstanding as of June 26, 2009.

(3)	Options to acquire our common stock were granted in 2001, 2002 and 2004. All options shown in this column are vested and exercisable within 60 days after June 26, 2009.

(4)

Includes 782 shares held by our employee stock ownership plan with respect to which Mr. Abernathy has sole voting power and 12,659 shares held by our Salary Reduction Thrift Plan with respect to which Mr. Abernathy has sole investment power. Also includes 4,725 shares held in trust for the benefit of his wife, as to which he disclaims beneficial ownership.

(5)

Includes 3,582 shares owned by Mr. Byars’ wife, 11,133 shares held through a 401(k) plan, 966 shares held in a business investment account, 778 shares held by a family exempt trust, 1,333 shares held by a marital income trust, 600 shares held in trust for the children of a friend, and 700 shares held for the benefit of his wife, over all of which Mr. Byars exercised sole investment and sole voting control. Also includes 5,337 shares held in trust for his mother, over which Mr. Byars serves as trustee and exercises investment and voting control.

(6)	Includes 52,712 shares held by two companies over which Mr. Calvert has sole investment and voting control and 1,561 shares owned by Mr. Calvert’s wife, as to which he disclaims beneficial ownership.

(7)

Includes 18,577 shares held in a trust with respect to which Mr. Cunningham has shared voting and investment power and 72,730 shares owned by a partnership, as to which Mr. Cunningham has sole voting and investment power.

(8)

Includes 14 shares held by our employee stock ownership plan with respect to which Mr. Galloway has voting power and 335 shares held by our Salary Reduction Thrift Plan with respect to which Mr. Galloway has investment authority.

(9)	Includes 12,800 shares held in an IRA for Mr. Graham’s wife, as to which he disclaims beneficial ownership.

(10)

Includes 17,000 shares owned by a company as to which Mr. Hunt has sole voting and investment power. Also includes 6,100 shares held in an IRA for Mr. Hunt’s wife, as to which he disclaims beneficial ownership.

(11)

Includes 69,227 shares held by our employee stock ownership plan with respect to which Mr. Mallory has voting power and 3,064 shares held by our Salary Reduction Thrift Plan with respect to which Mr. Mallory has investment authority.

(12)

Includes 16,000 shares owned by a corporation, over which Mr. Puckett has sole voting and investment authority. Also includes 8,000 shares owned by Mr. Puckett’s wife, as to which he disclaims beneficial ownership.

(13)	Includes 12,490 shares owned by Mr. Smith’s wife, as to which he disclaims beneficial ownership.

(14)

Includes 261 shares held by our employee stock ownership plan with respect to which Mr. Haston has voting power and 5,226 shares held by our Salary Reduction Thrift Plan with respect to which Mr. Haston has investment authority. Also includes 359 shares held in an IRA for Mr. Haston’s wife, as to which he disclaims beneficial ownership.

(15)

Includes 2,335 shares held by our employee stock ownership plan with respect to which Mr. Davis has voting power and 2,899 shares held by our Salary Reduction Thrift Plan with respect to which Mr. Davis has investment authority. Also includes 133 shares held in an IRA for Mr. Davis’s wife and 666 shares held in his wife’s name, to both of which he disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Related Person Transactions

Our board of directors has adopted a written procedure for the review of related party transactions. Non-lending transactions between the Bank and any of our executive officers or directors (or any affiliate of any executive officer or director) must be approved by the Audit Committee of our board of directors. Lending transactions between the Bank and any of our executive officers or directors (or any affiliate of any executive officer or director) must be approved by the Executive Committee of our board of directors.

Certain of our directors and officers, businesses with which they are associated, and members of their immediate families, are customers of the Bank and had transactions with us in the ordinary course of its business during the year ended December 31, 2008 and the three months ended March 31, 2009. The aggregate principal amount of indebtedness (including unfunded commitments) owed to the Bank by these related parties was $33,477,350 as of June 15, 2009 and was $33,611,393 as of March 31, 2009. This indebtedness comprised approximately 2.66% and 2.60% of our outstanding loans as of June 15, 2009 and March 31, 2009, respectively. In the opinion of our board of directors, those transactions were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectability or present other unfavorable features.

Under Section 402 of the Sarbanes-Oxley Act of 2002, loans to executive officers are generally prohibited. However, the law exempts any loan made or maintained by an insured depository institution if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act. All loans to executive officers made by the Bank are subject to the above referenced section of the Federal Reserve Act. All such loans are included in the total of related party transactions discussed in the preceding paragraph.

Director Independence

Our board of directors has established various standing committees, including the executive committee, the audit committee, the nominating and corporate governance committee, the capital planning committee, the compliance committee, the compensation committee and the trust investment committee. There currently are no other standing executive or other committees of the board of directors performing similar functions. Our board of directors has determined that each of David C. Byars, Robert S. Caldwell, Jr., Robert L. Calvert, III, Robert A. Cunningham, J. Nutie Dowdle, James D. Graham, Clifton S. Hunt, Dan R. Lee, Allen B. Puckett, III, Sammy J. Smith and H. Stokes Smith satisfies the definition of an “independent” director as that term is defined under NASDAQ Marketplace Rule 5605(a)(2). Our board of directors also determined that Messrs. Cunningham, Byars, Caldwell, Jr., Graham, Lee and H. Stokes Smith, who comprise our audit committee, Messrs. Dowdle, Calvert, III, Graham, Lee, Puckett, III and H. Stokes Smith, who comprise our compensation committee, and Messrs. Calvert, III, Cunningham, Dowdle and Puckett, III, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

DESCRIPTION OF CAPITAL STOCK

The total number of shares of all classes of stock that we have authority to issue is 60,000,000, consisting of 50,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $10.00 per share. We had 11,912,564 shares of common stock and 44,000 shares of Series A Preferred Stock outstanding as of June 26, 2009.

In the discussion that follows, we have described selected provisions of our articles of incorporation and our bylaws relating to our capital stock. This summary does not purport to be complete in all respects. You should read our articles of incorporation and bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. Please read “Where You Can Find More Information.”

Common Stock

Distributions

Subject to certain regulatory restrictions, we can pay dividends out of statutory surplus or from certain net profits if, as and when declared by our board of directors. We are a holding company, and our primary source for the payment of dividends is dividends from our subsidiaries. Our ability to pay dividends is subject to limitations that are imposed by law and applicable regulation, including the Federal Reserve’s requirement that we maintain certain capital levels. The holders of our common stock are entitled to receive and share equally in dividends declared by our board of directors from legally available funds.

On May 5, 2009, our board of directors voted to suspend paying cash dividends until further notice to preserve our capital during uncertain economic times. The board of directors will continue to evaluate our cash dividend policy to balance our goals of maintaining a strong capital position and building long-term shareholder value.

Voting Rights

The holders of our common stock possess exclusive voting rights in us. They elect our board of directors and act on such other matters as are required to be presented to them under Mississippi law, the rules promulgated by The NASDAQ Global Select Market or our articles of incorporation and bylaws or as are otherwise presented to them by the board of directors. Each holder of our common stock is entitled to one vote per share and does not have any right to cumulative voting in the election of directors. Certain matters require a 75% shareholder vote.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and after we have paid, or set aside for payment to, the holders of any stock having a liquidation preference over the common stock, all of our assets available for distribution. In the event of any liquidation, dissolution or winding up of the Bank, we, as a holder of the Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon), all assets of the Bank available for distribution.

Preemptive Rights

Holders of our common stock do not have preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption.

Preferred Stock

Our board of directors has the authority, without shareholder consent, subject to certain limitations imposed by Mississippi law or our bylaws, to issue one or more additional series of preferred stock at any time and to fix the rights, preferences and restrictions of the preferred stock of each new series established. These rights, preferences and restrictions will be fixed by a certificate of designation relating to each particular series.

Although it has no present intention to do so, our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring, or preventing a change of control as described in more detail below.

Series A Preferred Stock

General. On January 9, 2009, we issued 44,000 shares of Series A Preferred Stock to the U.S. Treasury pursuant to a purchase agreement (the “Securities Purchase Agreement”). We will pay holders of the Series A Preferred Stock cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter, in each case, applied to the liquidation preference thereof, but will only be paid when, as and if declared by our board of directors from legally available funds. The holders of the Series A Preferred Stock have preferential dividend and liquidation rights over the holders of our common stock. Prior to January 9, 2012, unless we have redeemed the Series A Preferred Stock or the U.S. Treasury has transferred the Series A Preferred Stock to a third party, the consent of the U.S. Treasury will be required for us to increase our common stock dividends above a certain amount or repurchase our common stock or other equity or capital securities other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement. In addition, we are prohibited from repurchasing or acquiring any of our securities which are junior to the Series A Preferred Stock unless and until all accrued and unpaid dividends have been paid. The Series A Preferred Stock has anti-dilution protections and certain other protections for the holder, as well as potential registration rights upon written request from the U.S. Treasury. We may not redeem the Series A Preferred Stock without regulatory approval. If the Series A Preferred Stock is redeemed in whole, we have the right to repurchase the warrant or, if the warrant has been exercised, any shares of common stock held by the U.S. Treasury, at their fair market value at that time. If requested by the U.S. Treasury, the Series A Preferred Stock may need to be listed on a national securities exchange.

Voting Rights. The Series A Preferred Stock is non-voting, other than class voting rights on (a) any authorization or issuance of shares ranking senior to the Series A Preferred Stock, (b) any amendment to the rights of the Series A Preferred Stock, or (c) any merger, exchange or similar transaction which would adversely affect the rights of the Series A Preferred Stock. If dividends on the Series A Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the holders of the Series A Preferred Stock will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Registration Rights. We have granted the U.S. Treasury registration rights with respect to our Series A Preferred Stock.

Treasury Warrant

We issued a warrant to the U.S. Treasury on January 9, 2009 (the “Warrant”) concurrent with our sale to the U.S. Treasury of 44,000 shares of Series A Preferred Stock pursuant to the CPP.

General. The Warrant gives the holder the right to initially purchase up to 1,145,833 shares of our common stock at an exercise price of $5.76 per share. Subject to the limitations on exercise to which the U.S. Treasury is subject, as described under “Transferability,” the Warrant is immediately exercisable and expires on January 9, 2019. The exercise price may be paid (a) by having us withhold from the shares of common stock that would otherwise be issued to the Warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price, or (b) if both we and the Warrant holder consent, in cash.

Possible Reduction in Number of Shares. If we (or any successor to us by a business combination) complete one or more Qualified Equity Offerings (as defined under the Securities Purchase Agreement) prior to December 31, 2009 resulting in aggregate gross proceeds of at least $44.0 million, the number of shares of common stock underlying the Warrant then held by the U.S. Treasury will be reduced by 50% of the number of shares underlying the original Warrant. This offering is a Qualified Equity Offering under the Securities Purchase Agreement. The number of shares subject to the Warrant is subject to further adjustment as described below under “Other Adjustments.”

Transferability. The Warrant is not subject to any restrictions on transfer; however, the U.S. Treasury may not transfer or exercise the Warrant with respect to more than one-half of the shares underlying the Warrant until the earlier of (a) the date on which we (or any successor to us by a business combination) have received aggregate gross proceeds of at least $44.0 million from one or more Qualified Equity Offerings (including those by any successor to us by a business combination) and (b) December 31, 2009.

Voting of Warrant Shares. The U.S. Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the Warrant. This restriction does not apply to any other person who acquires any portion of the Warrant, or the shares of common stock underlying the Warrant, from the U.S. Treasury.

Other Adjustments. The exercise price of the Warrant and the number of shares underlying the Warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•

until the earlier of (a) the date on which the U.S. Treasury no longer holds any portion of the Warrant and (b) January 9, 2012, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	a pro rata repurchase by us of our common stock; or

•

a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the Warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the Warrant holder’s right to receive shares of our common stock upon exercise of the Warrant will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the Warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the Warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Shareholders. The Warrant does not entitle its holder to any of the rights of a shareholder of the Corporation.

Special Provisions of Our Articles of Incorporation, Bylaws and Mississippi Law

The following provisions of our articles of incorporation, our bylaws and Mississippi law may have the effect of delaying, deterring or preventing a tender offer or take-over attempt, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Authorization of Preferred Stock. As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of our common stock. As a result, preferred stock:

•	could be issued quickly and easily;

•	could adversely affect the rights of holders of our common stock; and

•	could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

No Cumulative Voting. Our articles of incorporation and bylaws provide that each of our director will serve a one-year term. Our articles of incorporation do not authorize cumulative voting for the election of our directors. The absence of cumulative voting makes it more difficult for a person owning a minority interest to exercise control over our board of directors.

Size of Board; Vacancies; Removal of Directors. Our articles of incorporation and bylaws give our board of directors the power to determine the exact number of directors, up to a maximum of 25, and to fill any vacancies or newly created positions. Directors may only be removed for cause, which is defined as “final conviction of a felony, unsound mind, adjudication of bankruptcy, non-acceptance of the office or conduct prejudicial to the interests of [us],” upon a majority vote of the entire board of directors or a majority vote of the outstanding shares. In addition, shareholders may only attempt to remove a director for cause after service of specific charges, adequate notice and full opportunity to refute the charges.

Amendment of Articles of Incorporation and Bylaws. Our articles of incorporation provide for a 75% shareholder vote for the amendment of certain provisions of our articles of incorporation relating to business combinations not approved by the board of directors and changes in the number of directors comprising the board of directors. Thus, the holders of a minority of the shares of our common stock could block the future repeal or modification of our articles of incorporation, even if that action were deemed beneficial by the holders of more than a majority, but less than 75%, of our common stock.

Business Combination Statutes and Provisions. Pursuant to the Mississippi Business Corporation Act, or the MBCA, in the case of a merger or share exchange, with some exceptions, our board of directors must submit the plan of merger or share exchange to the shareholders for approval, and the approval of the plan of merger or share exchange generally requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the plan exists.

The MBCA also provides that a sale, lease, exchange or other disposition of assets, subject to certain exceptions, requires the approval of our shareholders if we would be left without a “significant continuing business activity.” If we retain a business activity that represented at least 25% of total assets at the end of the most recently completed fiscal year, and 25% of either income from continuing operations before taxes or revenues from continuing operations for that fiscal year, in each case of us and our subsidiaries on a consolidated basis, we will conclusively be deemed to have retained a significant continuing business activity. Our board of directors must submit the proposed disposition to the shareholders for their approval, and the proposed disposition will require the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the disposition exists.

The MBCA also provides that a director, in determining what he reasonably believes to be in our best interests shall consider the interests of our shareholders and, in his discretion, may consider the interests of our employees, suppliers, creditors and customers, the economy of the state and nation, community and societal considerations and the long-term as well as short-term interests of us and our shareholders, including the possibility that such interests may be best served by our continued independence.

Our articles of incorporation also contain certain super-majority requirements to approve a merger or consolidation of us. Under the articles of incorporation, the affirmative vote of the holders of not less than 75% of our outstanding common stock is required to authorize (a) our merger or consolidation with, or (b) a sale, exchange or lease of 25% or more of our total assets to, any person or entity unless approval of such proposed transaction is recommended by at least a majority of our entire board of directors.

Additionally, our articles of incorporation provide that the affirmative vote of the shareholders of not less than 75% of our outstanding common stock and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by the shareholders other than by a Controlling Party (as defined below) shall be required for the approval or authorization of any merger, consolidation, reverse stock split, sale, exchange or lease of 25% or more of our total assets if any such transaction involves a Controlling Party, i.e., a stockholder owning or controlling 20% or more of our voting stock at the time of the proposed transaction. This supermajority requirement is subject to certain limitations, including the exception that the voting requirement shall not apply to any transaction that has been approved by a majority of the Continuing Directors. For purposes of the supermajority requirement under our articles of incorporation, the term “Continuing Director” is defined as any incumbent director who is not a Controlling Party or in any manner affiliated or associated with or a representative of a Controlling Party and any new director who is not a Controlling Party or in any manner affiliated or associated with or a representative of a Controlling Party if such person’s nomination for election was recommended or approved by a majority of the Continuing Directors then in office. The term “Controlling Party” means any shareholder owning or controlling 20% or more of the Corporation’s voting stock at the time of the proposed transaction.

Transfer Agent or Registrar

Registrar and Transfer Company is the transfer agent and registrar of our common stock.

UNDERWRITING

FBR Capital Markets & Co. is acting as representative of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name:

Underwriters	Number of Shares
FBR Capital Markets & Co.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions, and the absence of material adverse changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.

At our request, the underwriters have reserved for sale, at the public offering price, up to                      shares of our common stock for sale to our officers and directors through a directed share program. The number of shares of our common stock available to the general public in this offering will be reduced by the number of reserved shares purchased by participants in the program. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved shares. Except for our officers and directors who have entered into lock-up agreements as described below, the shares purchased by participants in the directed share program will be freely tradable.

The representative of the underwriters has advised us that the underwriters propose to offer the common stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total
	Price per Share	Without Over-allotment	With Over-allotment

Public offering price
Underwriting discount paid by us

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees, blue sky fees and legal, accounting and transfer agent expenses, but excluding underwriting discounts and commissions, will be approximately $            million.

For a period of nine months from the date of the completion of this offering, we have granted FBR Capital Markets & Co. a right of first refusal to act as:

•	financial advisor in connection with any strategic purchase or sale of assets or stock, merger, acquisition, business combination, joint venture or other strategic type of transaction; and

•	sole book runner or placement agent in connection with any subsequent public offering or private offering of equity or debt securities or other capital markets financing.

The fees payable to FBR Capital Markets & Co. in connection with any of the foregoing transactions will be determined by separate agreement between us and FBR Capital Markets & Co. on the basis of compensation customarily paid in similar transactions.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “CADE.”

We, and each of our directors and senior executive officers have agreed, for a period of 180 days after the date of this prospectus, not to, directly or indirectly, (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for our common stock, and (b) establish or increase any put equivalent position or liquidate or decrease any call equivalent position with respect to our common stock, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of our common stock, whether or not such transaction would be settled by delivery of common stock or other securities, in cash or otherwise, without, in each case, the prior written consent of FBR Capital Markets & Co., subject to certain specified exceptions.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event either (a) during the last 17 days of the applicable restricted period, we issue an earnings results or material news or a material event relating to us occurs; or (b) before the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period following the last day of the applicable period, the “lock up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event.

We have granted to the underwriters an option to purchase up to an aggregate of             shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions and an advisory fee shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the table at the beginning of this section.

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

The representative of the underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making or purchases for the purpose of pegging, fixing or maintaining the price of our common stock in accordance with Regulation M under the Exchange Act.

•

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum.

•

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market marking, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

A prospectus in electronic format will be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate specific number of shares for sale to online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The principal business address of FBR Capital Markets & Co. is 1001 Nineteenth Street North, Arlington, Virginia 22209.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed on for us by Jackson Walker L.L.P., Houston, Texas, and Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi. Certain legal matters in connection with the offering will be passed upon for FBR Capital Markets & Co. by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of Cadence Financial Corporation as of December 31, 2008 and 2007, and for each of the three years in the three year period ended December 31, 2008, included in this prospectus, have been so included in reliance on the report of T. E. Lott & Company, an independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 and does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified in all respects by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may request a copy of these filings, at no cost, by writing or calling the Corporation at the following address:

Cadence Financial Corporation

301 East Main Street

P.O. Box 1187

Starkville, Mississippi 39759

(662) 323-1341

Attn: Investor Relations

You can also read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

CADENCE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Unaudited)

(Amounts in thousands, except per share data)	2009	2008
INTEREST INCOME
Interest and fees on loans	$16,566	$23,045
Interest and dividends on securities	5,058	5,440
Other interest income	82	124

Total interest income	21,706	28,609

INTEREST EXPENSE
Interest on deposits	7,159	10,665
Interest on borrowed funds	2,194	3,425

Total interest expense	9,353	14,090

Net interest income	12,353	14,519
Provision for loan losses	32,761	3,000

Net interest income (loss) after provision for loan losses	(20,408)	11,519

OTHER INCOME
Service charges on deposit accounts	2,005	2,137
Insurance commissions, fees and premiums	1,306	1,379
Trust Department income	466	564
Mortgage loan fees	210	360
Other income	1,757	1,360
Securities gains, net	63	203

Total other income	5,807	6,003

OTHER EXPENSE
Salaries and employee benefits	7,900	7,967
Premises and fixed asset expense	1,979	1,996
Impairment loss on goodwill	66,846	—
Other expense	4,818	3,868

Total other expense	81,543	13,831

Income (loss) before income taxes	(96,144)	3,691
Income tax expense (benefit)	(11,983)	930

Net income (loss)	(84,161)	2,761
Preferred stock dividend and accretion of discount	322	—

Net income (loss) applicable to common shareholders	$(84,483)	$2,761

Net income (loss) per share—basic and diluted	$(7.06)	$0.23

Net income (loss) applicable to common shareholders per share—basic and diluted	$(7.09)	$0.23

Dividends per common share	$0.05	$0.25

CADENCE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	March 31, 2009	Dec. 31, 2008
	(Unaudited)
ASSETS
Cash and due from banks	$26,212	$37,207
Interest-bearing deposits with banks	48,160	14,403
Federal funds sold and securities purchased under agreements to resell	22,730	9,623

Total cash and cash equivalents	97,102	61,233
Securities available-for-sale	565,640	398,702
Securities held-to-maturity (estimated fair value of $19,325 at March 31, 2009 and $22,115 at December 31, 2008)	18,556	21,358
Other securities	16,383	16,369

Total securities	600,579	436,429
Loans	1,293,019	1,328,329
Less: allowance for loan losses	(39,058)	(20,730)

Net loans	1,253,961	1,307,599
Interest receivable	9,228	9,714
Premises and equipment, net	32,934	33,409
Goodwill and other intangible assets	1,821	68,849
Other assets	79,301	62,036

Total Assets	$2,074,926	$1,979,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing deposits	$173,797	$181,191
Interest-bearing deposits	1,428,235	1,279,968

Total deposits	1,602,032	1,461,159
Interest payable	2,254	2,892
Federal funds purchased and securities sold under agreements to repurchase	88,806	98,527
Subordinated debentures	30,928	30,928
Other borrowed funds	192,423	188,938
Other liabilities	12,410	11,260

Total liabilities	1,928,853	1,793,704

Shareholders’ Equity:
Preferred stock—$10 par value, authorized 10,000,000 shares as of March 31, 2009; issued 44,000 shares as of March 31, 2009	41,791	—
Common stock—$1 par value, authorized 50,000,000 shares as of March 31, 2009 and December 31, 2008; issued 11,914,814 shares as of March 31, 2009 and December 31, 2008	11,915	11,915
Surplus	95,800	93,438
Retained earnings (accumulated deficit)	(5,104)	79,975
Accumulated other comprehensive income	1,671	237

Total shareholders’ equity	146,073	185,565

Total Liabilities and Shareholders’ Equity	$2,074,926	$1,979,269

CADENCE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Unaudited)

(Amounts in thousands)	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(84,161)	$2,761
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	914	1,009
Deferred income taxes	(65)	386
Provision for loan losses	32,761	3,000
Net performance share activity	51	(100)
Gain on sale of securities, net	(63)	(203)
Impairment loss on goodwill	66,846	—
(Increase) decrease in interest receivable	486	1,877
(Increase) decrease in loans held for sale	665	(872)
(Increase) decrease in other assets	(18,111)	(4,187)
Increase (decrease) in interest payable	(638)	(1,297)
Increase (decrease) in other liabilities	2,944	(136)

Net cash provided by (used in) operating activities	1,629	2,238
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and calls of securities	70,247	120,375
Proceeds from sale of securities	10,278	203
Purchase of securities	(242,353)	(111,712)
(Increase) decrease in loans	20,212	(27,986)
(Additions) disposal of premises and equipment	(172)	(72)

Net cash provided by (used in) investing activities	(141,788)	(19,192)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in deposits	140,873	(29,027)
Issuance of preferred stock and warrants	44,000	—
Dividend paid on preferred stock	(220)	—
Dividend paid on common stock	(595)	(2,976)
Net change in federal funds purchased and securities sold under agreements to repurchase	(9,721)	1,977
Net change in short-term FHLB borrowings	(20,000)	(25,093)
Proceeds from long-term debt	35,000	80,000
Repayment of long-term debt	(13,309)	(3,883)

Net cash provided by (used in) financing activities	176,028	20,998
Net increase (decrease) in cash and cash equivalents	35,869	4,044
Cash and cash equivalents at beginning of period	61,233	52,397

Cash and cash equivalents at end of period	$97,102	$56,441

Cash paid during the period for:
Interest	$9,991	$15,387

Income tax	$—	$94

CADENCE FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements include the accounts of Cadence Financial Corporation (the “Corporation”), Cadence Bank, N.A. (the “Bank”), a wholly-owned subsidiary of the Corporation, Enterprise Bancshares, Inc. (“Enterprise”), a wholly-owned subsidiary of the Corporation, Galloway-Chandler-McKinney Insurance Agency, Inc. (“GCM Insurance”), a wholly-owned subsidiary of the Bank, NBC Insurance Services of Alabama, Inc., a wholly-owned subsidiary of the Bank, NBC Service Corporation (“NBC Service”), the Bank a wholly-owned subsidiary of the Bank, and Commerce National Insurance Company (“CNIC”), a wholly-owned subsidiary of NBC Service. All significant intercompany accounts and transactions have been eliminated.

In the process of preparing these financial statements, management makes certain estimates and assumptions that affect the reported amounts that appear in these statements. Management believes that such estimates and assumptions are reasonable and are based on the best information available; however, actual results could differ. The results of operations in the interim statements are not necessarily indicative of results that may be expected for the full year.

In the opinion of management, all adjustments necessary for the fair presentation of the financial statements presented in this prospectus have been made. Such adjustments were of a normal recurring nature unless otherwise disclosed in this prospectus or the Corporation’s Form 10-Q for the quarter ended March 31, 2009.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Corporation’s annual report on Form 10-K for the year ended December 31, 2008.

Note 1. Recently Issued Accounting Pronouncements

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP No. FAS 132(R)-1 requires companies to disclose additional information about their postretirement benefit plan assets, including investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. The additional disclosure requirements are effective for fiscal years ending after December 15, 2009, with earlier application permitted. The Corporation is currently determining the effects of FSP No. FAS 132(R)-1 on its financial statement disclosures.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” FSB No. FAS 107-1 and APB 28-1 extends the fair value disclosure requirements of FASB Statement No. 107 to include interim statements as well as annual statements. The additional disclosure requirements are effective for reporting periods ending after June 15, 2009. The Corporation will include these additional financial statement disclosures in its Form 10-Q for the quarter ended June 30, 2009.

Also in April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP No. FAS 115-2 and FAS 124-2 clarifies factors to be considered when evaluating debt securities for impairment and requires enhanced disclosures for other-than-temporary impairments on debt and equity securities. This guidance is effective for reporting periods ending after June 15, 2009. The Corporation is currently evaluating the effects of FSP No. FAS 115-2 and FAS 124-2 on its securities impairment testing procedures and its financial statement disclosures.

Note 2. Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired institutions in excess of the fair value of the net assets acquired. In accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets,” the Corporation does not amortize goodwill but performs periodic testing of goodwill for impairment. If impaired, the asset is written down to its estimated fair value. The Corporation’s periodic testing of goodwill for impairment is performed as of September 30 each year.

FASB Statement No. 142 also requires that goodwill be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Several events occurred during the first quarter of 2009 that triggered an additional test of goodwill for impairment, and the Corporation engaged a third party to perform this test. The test concluded that the Corporation’s goodwill was fully impaired as of March 31, 2009. As a result, a goodwill impairment charge of $66.8 million was recognized for the quarter ended March 31, 2009. This charge eliminated all goodwill previously reflected on the Corporation’s balance sheet.

Other identifiable intangible assets consist primarily of the core deposit premiums arising from acquisitions. The core deposit premiums were established using the discounted cash flow approach and are being amortized using an accelerated method over the estimated remaining life of the acquired core deposits.

Note 3. Performance Shares and Stock Options

The Corporation accounts for stock options in accordance with FASB Statement No. 123(R), “Share-Based Payment.” This Statement requires that the fair value of equity instruments exchanged for employee services (as determined on the grant date of the award) be recognized as compensation cost over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). Changes in fair value during the requisite service period are recognized as compensation cost over that period.

In 2006, the Corporation’s shareholders adopted a new Long-Term Incentive Compensation Plan. This plan gave the Compensation Committee of the Board of Directors additional alternatives for using share-based compensation. In 2007 and 2008, under the provisions of the Long-Term Incentive Compensation Plan, the Compensation Committee awarded performance shares of stock to certain eligible employees. The shares vest in equal amounts over a four-year period after they are earned.

As of March 31, 2009, a total of 46,632 performance shares are outstanding. Of those shares, all but 2,000 have been earned. For the three months ended March 31, 2009 and 2008, compensation expense relating to performance shares totaled $52,000 and $66,000, respectively.

Note 4. Variable Interest Entities

Through a business trust subsidiary, the Corporation has issued $30.9 million in subordinated debentures that were used to support trust preferred securities. These debentures are the sole assets of the trust subsidiary. In accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities,” the trust subsidiary is not consolidated into the financial statements of the Corporation.

Note 5. Comprehensive Income

The following table discloses comprehensive income for the periods reported in the Consolidated Statements of Income:

	Three Months Ended March 31,
(Amounts in thousands)	2009	2008
Net income (loss)	$(84,161)	$2,761
Net change in other comprehensive income, net of tax:
Realized (gains) losses included in net income	(39)	(125)
Unrealized gains (losses) on securities	1,507	3,447
Unrealized gains (losses) on interest rate swaps	(34)	4

Net change in other comprehensive income	1,434	3,326

Comprehensive income (loss)	$(82,727)	$6,087

Accumulated other comprehensive income (loss) at beginning of period	$237	$(1,625)
Net change in other comprehensive income (loss)	1,434	3,326

Accumulated other comprehensive income at end of period	$1,671	$1,701

Note 6. Defined Benefit Pension Plan

The following tables contain the components of the net periodic benefit cost of the Corporation’s defined benefit pension plan for the periods indicated:

	Three Months Ended March 31,
(Amounts in thousands)	2009	2008
Service cost	$190	$233
Interest cost	190	187
Expected return on assets	(230)	(205)
Net (gain)/loss recognition	90	83
Prior service cost amortization	(23)	(23)

Preliminary net periodic benefit cost	217	275
Immediate recognition due to settlement	225	—

Net periodic benefit cost	$442	$275

The expected rates of return for 2009 and 2008 were 7.0% and 7.5%, respectively.

Note 7. Investment Securities

In accordance with FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments,” for the three month period ended March 31, 2009, management reviewed the securities portfolio for securities that had unrealized losses for more than twelve months and that could be considered other-than-temporary. As of March 31, 2009, approximately 11% of the number of securities in the portfolio reflected an unrealized loss.

In conducting its review for other-than-temporary impairment, management evaluated a number of factors including, but not limited to the following: the amount of the unrealized loss; the length of time in which the unrealized loss has existed; the financial condition of the issuer; rating agency changes on the issuer; and management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Based on this review, management does not believe any individual security with an unrealized loss as of March 31, 2009, is other-than-temporarily impaired.

Note 8. Derivative Instruments

The Corporation has hedged a portion of its floating rate prime based lending portfolio by entering into two floating to fixed interest rate swaps. As of March 31, 2009, the total notional amount of the two outstanding swaps was $20 million. The original maturities on the swaps range from twelve to fifteen months, and rates range from 5.735% to 5.905%. The transactions are cash flow hedges as defined by FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and they are accounted for under the provisions of that Statement.

The effectiveness of the transactions described above was tested as of March 31, 2009, in accordance with FASB Statement No. 133, and management determined that as of that date, the transactions remained “highly effective,” as defined by FASB Statement No. 133. For the three month periods ended March 31, 2009 and 2008, $34,000 in unrealized losses (net of tax) and $4,000 in unrealized gains (net of tax), respectively, were recorded as adjustments to accumulated other comprehensive income for the change in fair value of the Corporation’s outstanding swaps.

Note 9. Fair Value

FASB Statement No. 157, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and establishes a hierarchy to prioritize the inputs used to measure fair value. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).

In accordance with the disclosure requirements of FASB Statement No. 157, the following table reflects assets measured at fair value on a recurring basis. Fair value for these assets was determined by reference to quoted market prices in active markets for identical assets (Level 1 inputs).

Fair Value at March 31, 2009
Available-for-sale securities	$565,640

FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” allows entities the option, at specified election dates, to measure financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FASB Statement No. 159 specifies that all subsequent changes in fair value for that instrument must be reported in earnings.

As of March 31, 2009, the Corporation’s balance sheet did not include any financial assets or liabilities for which the fair value option of FASB Statement No. 159 was elected.

Note 10. Preferred Stock

On January 9, 2009, the Corporation completed the sale of $44 million of non-voting preferred stock to the U.S. Treasury Department under the Capital Purchase Program. These senior preferred shares pay a cumulative annual dividend at a 5% rate for the first five years and will reset to a rate of 9% after five years if not redeemed by the Corporation prior to that time. In connection with the issuance of the senior preferred shares, the Corporation also issued to the U.S. Treasury a warrant to purchase the Corporation’s common stock up to a maximum of 15% of the senior preferred amount, or $6.6 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders

Cadence Financial Corporation

We have audited the accompanying consolidated balance sheets of the Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in “ Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on these financial statements and an opinion on the Corporation’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ T. E. Lott & Company

Columbus, Mississippi

March 12, 2009

CADENCE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

	2008	2007
	(In thousands)
ASSETS
Cash and due from banks	$37,207	$36,729
Interest-bearing deposits with banks	14,403	12,250
Federal funds sold	9,623	3,418

Total cash and cash equivalents	61,233	52,397

Securities available-for-sale	398,702	403,796
Securities held-to-maturity (estimated fair value of $22,115 in 2008 and $23,957 in 2007)	21,358	22,846
Other securities	16,369	16,449

Total securities	436,429	443,091

Loans	1,328,329	1,337,847
Less allowance for loan losses	(20,730)	(14,926)

Net loans	1,307,599	1,322,921

Interest receivable	9,714	13,200
Premises and equipment	33,409	35,908
Goodwill and other intangible assets	68,849	69,738
Other assets	62,036	46,900

Total Assets	$1,979,269	$1,984,155

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing deposits	$181,191	$171,403
Interest-bearing deposits	1,279,968	1,254,163

Total deposits	1,461,159	1,425,566
Interest payable	2,892	4,632
Federal funds purchased and securities sold under agreements to repurchase	98,527	107,060
Subordinated debentures	30,928	30,928
Other borrowed funds	188,938	210,771
Other liabilities	11,260	10,828

Total liabilities	1,793,704	1,789,785

Shareholders’ equity:
Common stock—$1 par value, authorized 50,000,000 shares in 2008 and 2007; issued 11,914,814 shares in 2008 and 11,901,132 shares in 2007	11,915	11,901
Surplus	93,438	93,251
Retained earnings	79,975	90,843
Accumulated other comprehensive income (loss)	237	(1,625)

Total shareholders’ equity	185,565	194,370

Total Liabilities and Shareholders’ Equity	$1,979,269	$1,984,155

The accompanying notes are an integral part of these statements.

CADENCE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,

	2008	2007	2006
	(In thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$81,533	$99,591	$74,182
Interest and dividends on securities:
Taxable	16,296	17,173	16,641
Tax-exempt	4,536	4,379	4,859
Other	492	970	1,312

Total interest income	102,857	122,113	96,994

INTEREST EXPENSE
Interest on time deposits of $100,000 or more	15,116	18,838	13,902
Interest on other deposits	20,566	31,107	22,090
Interest on borrowed funds	11,648	14,900	10,520

Total interest expense	47,330	64,845	46,512

Net interest income	55,527	57,268	50,482
Provision for loan losses	28,599	8,130	1,656

Net interest income after provision for loan losses	26,928	49,138	48,826

OTHER INCOME
Service charges on deposit accounts	9,133	9,295	8,878
Insurance commissions, fees, and premiums	5,028	4,999	4,441
Other service charges and fees	3,294	3,337	2,933
Trust Department income	2,305	2,558	2,341
Mortgage loan fees	1,156	1,690	876
Securities gains (losses), net	390	(17)	66
Bank owned life insurance income	683	681	641
Impairment loss on securities	—	(5,097)	(2,025)
Other	1,003	39	1,842

Total other income	22,992	17,485	19,993

OTHER EXPENSE
Salaries	25,461	25,351	23,010
Employee benefits	5,229	5,356	5,756
Net occupancy	3,923	4,367	3,314
Furniture and equipment	4,070	4,005	3,501
Communications	1,251	1,272	1,128
Data processing	1,629	1,736	1,676
Advertising	997	820	969
Professional fees	2,417	1,712	1,476
Intangible amortization	890	1,328	1,144
Loss on sale of assets/other real estate owned	3,413	180	132
Other	9,015	7,915	7,576

Total other expense	58,295	54,042	49,682

Income (loss) before income tax expense (benefit)	(8,375)	12,581	19,137
Income tax expense (benefit)	(5,019)	2,788	4,984

Net income (loss)	$(3,356)	$9,793	$14,153

Net income (loss) per share:
Basic	$(0.28)	$0.82	$1.37
Diluted	$(0.28)	$0.82	$1.37

The accompanying notes are an integral part of these statements.

CADENCE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In thousands)	Comprehensive Income	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2006		$9,616	$53,749	$89,516	$(27,737)	$(8,160)	$116,984
Comprehensive income:
Net income for 2006	$14,153	—	—	14,153	—	—	14,153
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	3,767	—	—	—	—	3,767	3,767
Net change in unrealized gains (losses) on derivative transactions	(41)	—	—	—	—	(41)	(41)

Comprehensive income	$17,879

Cash dividends declared, $1.00 per share		—	—	(10,722)	—	—	(10,722)
Net proceeds from equity offering		1,331	21,423	—	27,464	—	50,218
Acquisition of SunCoast Bancorp, Inc.		922	17,940	—	—	—	18,862
Issuance of performance shares		19	362	—	—	—	381
Unearned compensation relating to performance shares		—	(365)	—	—	—	(365)
Exercise of stock options		1	(25)	—	273	—	249
Tax benefit of stock options		—	38	—	—	—	38

Balance, December 31, 2006		11,889	93,122	92,947	—	(4,434)	193,524
SFAS 158 transition adjustment		—	—	—	—	(2,259)	(2,259)

Adjusted balance, December 31, 2006		$11,889	$93,122	$92,947	$—	$(6,693)	$191,265

Comprehensive income:
Net income for 2007	$9,793	—	—	9,793	—	—	9,793
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	5,273	—	—	—	—	5,273	5,273
Net change in unrealized gains (losses) on derivative transactions	63	—	—	—	—	63	63
Net change in pension liability	(268)	—	—	—	—	(268)	(268)

Comprehensive income	$14,861

Cash dividends declared, $1.00 per share		—	—	(11,897)	—	—	(11,897)
Net performance share activity		12	234	—	—	—	246
Unearned compensation relating to performance shares		—	(105)	—	—	—	(105)

Balance, December 31, 2007		$11,901	$93,251	$90,843	$—	$(1,625)	$194,370

Balance, December 31, 2007 (brought forward)		$11,901	$93,251	$90,843	$—	$(1,625)	$194,370
Cumulative-effect adjustment for EITF Issue No. 06-04 adoption		—	—	(368)	—	—	(368)
Comprehensive income (loss):
Net loss for 2008	$(3,356)	—	—	(3,356)	—	—	(3,356)
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	2,920	—	—	—	—	2,920	2,920
Net change in unrealized gains (losses) on derivative transactions	94	—	—	—	—	94	94
Net change in pension liability	(1,152)	—	—	—	—	(1,152)	(1,152)

Comprehensive income	$(1,494)

Cash dividends declared, $0.60 per share		—	—	(7,144)	—	—	(7,144)
Net performance share activity		14	213	—	—	—	227
Unearned compensation relating to performance shares		—	(26)	—	—	—	(26)

Balance, December 31, 2008		$11,915	$93,438	$79,975	$—	$237	$185,565

The accompanying notes are an integral part of these statements.

CADENCE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

YEARS ENDED DECEMBER 31,

(Amounts in thousands)	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(3,356)	$9,793	$14,153
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,845	4,565	4,104
Deferred income taxes	(2,025)	(2,424)	(1,350)
Provision for loan losses	28,599	8,130	1,656
Increase in cash value of life insurance, net	(683)	(681)	(641)
Securities amortization and accretion, net	331	698	1,524
FHLB discount accretion	—	—	(142)
Tax benefit of stock options	—	—	(38)
Net performance share activity	201	141	—
Loss (gain) on sale of securities, net	(390)	17	(66)
Impairment loss on securities	—	5,097	2,025
(Increase) decrease in interest receivable	3,486	(855)	(3,580)
(Increase) decrease in loans held for sale	452	909	(3,377)
(Increase) decrease in other assets	(13,879)	(6,131)	3,668
Increase (decrease) in interest payable	(1,740)	(2,248)	4,442
Increase (decrease) in other liabilities	(436)	(753)	195

Net cash provided by operating activities	14,405	16,258	22,573
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in excess of cash equivalents for acquisition	—	—	(28,369)
Purchases of securities available-for-sale	(213,680)	(308,303)	(98,306)
Purchases of securities held-to-maturity	(4,000)	—	—
Purchases of other securities	(2,400)	(11,494)	(2,449)
Proceeds from sales of securities available-for-sale	24,497	6,738	29,278
Proceeds from sales of securities held-to-maturity	279	—	—
Proceeds from sales of securities held-for-trading	—	161,391	—
Proceeds from redemption of other securities	2,480	6,336	2,730
Proceeds from maturities and calls of securities available-for-sale	199,264	145,443	76,032
Proceeds from maturities and calls of securities held-to-maturity	3,296	704	315
Proceeds from maturities and calls of securities held-for-trading	—	7,069	—
(Increase) decrease in loans	(13,729)	(121,250)	(157,760)
(Additions) disposal of premises and equipment	(159)	(6,205)	(7,659)

Net cash provided by (used in) investing activities	(4,152)	(119,571)	(186,188)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in deposits	35,593	(34,957)	128,665
Dividends paid on common stock	(7,144)	(11,897)	(12,766)
Net change in federal funds purchased and securities sold under agreements to repurchase	(8,533)	26,222	22,267
Net change in short-term FHLB borrowings	(165,972)	128,972	57,000
Proceeds from long-term debt	170,000	—	40,000
Repayment of long-term debt	(25,361)	(36,134)	(81,674)
Exercise of stock options	—	—	249
Tax benefit of stock options	—	—	38
Net proceeds from equity offering	—	—	50,218

Net cash provided by (used in) financing activities	(1,417)	72,206	203,997
Net increase (decrease) in cash and cash equivalents	8,836	(31,107)	40,382
Cash and cash equivalents at beginning of year	52,397	83,504	43,122

Cash and cash equivalents at end of year	$61,233	$52,397	$83,504

The accompanying notes are an integral part of these statements.

CADENCE FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—SUMMARY OF ACCOUNTING POLICIES

Cadence Financial Corporation (the “Corporation”) and its subsidiaries follow accounting principles generally accepted in the United States of America, including, where applicable, general practices within the banking industry.

1. Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and Cadence Bank, N.A. (the “Bank”), a wholly-owned subsidiary of the Corporation, Enterprise Bancshares, Inc. (“Enterprise”), a wholly-owned subsidiary of the Corporation, Galloway-Chandler-McKinney Insurance Agency, Inc. (“GCM Insurance”), a wholly-owned subsidiary of the Bank, NBC Insurance Services of Alabama, Inc., a wholly-owned subsidiary of the Bank, NBC Service Corporation, a wholly-owned subsidiary of the Bank, and Commerce National Insurance Company (“CNIC”), a wholly-owned subsidiary of NBC Service Corporation.

Significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts reported in prior years have been reclassified to conform with the 2008 presentation. These reclassifications did not significantly impact the Corporation’s consolidated financial condition or results of operations.

2. Nature of Operations

The Corporation is a bank holding company. Its primary asset is its investment in the Bank, its subsidiary bank. The Bank operates under a national bank charter and is subject to regulation by the Office of the Comptroller of the Currency. The Bank provides full banking services in five southeastern states as follows: the north central region of Mississippi; the Tuscaloosa and Hoover (Birmingham MSA), Alabama market areas; the Memphis, Tennessee market area; the Brentwood and Franklin (Nashville MSA), Tennessee market area; the Sarasota (Sarasota-Bradenton-Venice MSA), Florida market area; and the cities of Blairsville and Blue Ridge in northeast Georgia.

Enterprise is an inactive subsidiary of the Corporation. GCM Insurance operates insurance agencies in the Bank’s Mississippi market area. NBC Insurance Services of Alabama, Inc., sells annuity contracts in Alabama. The primary asset of NBC Service Corporation is its investment in CNIC, a wholly-owned life insurance company.

3. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Securities

Securities are accounted for as follows:

Securities Available-for-Sale

Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as accumulated other comprehensive income (loss), net of tax, until realized. Premiums and discounts are recognized in interest income using the interest method.

Gains and losses on the sale of securities available-for-sale are determined using the adjusted cost of the specific security sold.

Securities Held-to-Maturity

Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.

Trading Account Securities

Trading account securities are securities that are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 2008 and 2007.

Other Securities

Other securities are carried at cost and are restricted in marketability. Other securities consist of required investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank.

Derivative Instruments

Derivative instruments are accounted for under the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The Corporation has hedged a portion of its floating rate prime based lending portfolio by entering into two floating to fixed interest rate swaps. As of December 31, 2008, the total notional amount of the two outstanding swaps was $20 million. The original maturities on the swaps range from twelve to fifteen months, and rates range from 5.735% to 5.905%. The transactions are cash flow hedges as defined by FASB Statement No. 133 and are accounted for under the provisions of that Statement.

The effectiveness of the transactions described above was tested as of December 31, 2008, in accordance with FASB Statement No. 133, and management determined as of that date, the transactions remained “highly effective,” as defined by FASB Statement No. 133. For the years ended December 31, 2008 and 2007, $94,000 and $63,000, respectively, were recorded as adjustments to accumulated other comprehensive income (loss) for the change in fair value of the Corporation’s outstanding swaps.

5. Loans

Loans are carried at the principal amount outstanding adjusted for the allowance for loan losses, net deferred origination fees, and unamortized discounts and premiums. Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan.

A loan is considered to be impaired when it appears probable that the entire amount contractually due will not be collected. Factors considered in determining impairment include payment status, collateral values, and the probability of collecting scheduled payments of principal and interest when due. Generally, impairment is measured on a loan-by-loan basis using the fair value of the supporting collateral.

Loans are generally placed on a nonaccrual status when principal or interest is past due ninety days or when specifically determined to be impaired. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectability is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income. Past due status is determined based upon contractual terms.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. Premiums and discounts on purchased loans are recognized as an adjustment of yield over the contractual life of the loan.

Fees on mortgage loans sold individually in the secondary market, including origination fees, service release premiums, processing and administrative fees, and application fees, are recognized as other income in the period in which the loans are sold. These loans are underwritten to the standards of upstream correspondents and are not held on the Corporation’s consolidated balance sheets.

6. Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic events, internal and regulatory loan reviews, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective, as it requires significant estimates, including the evaluation of collateral supporting impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. When management believes the collectability of a loan is unlikely, the loss is charged off against the allowance, while any recovery of an amount previously charged off is credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either FASB Statement No. 5, “Accounting for Contingencies,” or FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan.” The allocated component of the allowance for loan losses reflects expected losses resulting from an analysis developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific allocations are based on a regular review of all loans over a fixed-dollar amount and where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using loss experience and the related internal gradings of loans charged off. The analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes consideration of the amounts necessary for any concentrations and changes in portfolio mix and volume.

The unallocated portion of the allowance reflects management’s estimate of probable inherent but undetected losses within the portfolio due to external credit risk factors, such as uncertainties in economic conditions, changes in certain market segments, and changes in collateral values.

7. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in operations.

8. Other Real Estate

Other real estate consists of properties acquired through foreclosure and, as held for sale property, is recorded at the lower of the outstanding loan balance or current appraisal less estimated costs to sell. Any write-down to fair value required at the time of foreclosure is charged to the allowance for loan losses. Subsequent gains or losses on other real estate resulting from the sale of the property or additional valuation allowances required due to further declines in market value are reported in other noninterest income or expenses.

9. Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired institutions in excess of the fair value of the net assets acquired. In accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets,” the Corporation does not amortize goodwill but performs periodic testing of goodwill for impairment. If impaired, the asset is written down to its estimated fair value.

Other identifiable intangible assets consist primarily of the core deposit premium arising from acquisitions. The core deposit premium was established using the discounted cash flow approach and is being amortized using an accelerated method over the estimated remaining life of the acquired core deposits.

10. Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes related primarily to differences between the bases of assets and liabilities as measured by income tax laws and their bases as reported in the financial statements. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Tax credits are recognized as a reduction of the current tax provision in the period they may be utilized.

The Corporation and its subsidiaries file consolidated income tax returns. The subsidiaries provide for income taxes on a separate return basis and remit to the Corporation amounts determined to be payable.

11. Trust Assets

Except for amounts included in deposits, assets of the Trust Department are not included in the accompanying consolidated balance sheets.

12. Advertising Costs

Advertising costs are expensed in the period in which they are incurred.

13. Employee Benefits

Employees hired prior to January 1, 2001, participate in a noncontributory defined benefit pension plan. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees’ services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of FASB Statement No. 87, “Employers’ Accounting for Pensions.” The plan was amended effective January 1, 2001, to close participation in the plan. Employees hired subsequent to December 31, 2000, are not eligible to participate.

On January 1, 2001, the Corporation and its subsidiaries adopted a defined contribution profit sharing plan. Employer contributions are made annually equal to 3% of each participant’s base pay. Participant accounts are 100% vested upon completion of five years of service. Effective January 1, 2008, the plan was frozen, and employees hired subsequent to December 31, 2007, are not eligible to participate. Current participant accounts will continue to share in the earnings of the plan, and the accounts will be available to participants at retirement in accordance with the plan documents.

The Corporation and its subsidiaries provide a deferred compensation arrangement (401(k)) plan whereby employees contribute a percentage of their compensation. Prior to January 1, 2008, the plan provided for matching contributions of fifty percent of employee contributions of six percent or less for employees with less than twenty years of service. For employees with service of twenty years or more, the matching contribution was seventy-five percent of employee contributions of six percent or less. Effective January 1, 2008, the plan provides for a 100% match of employee contributions up to six percent of employee compensation, and the matching contributions are immediately vested at 100%.

Employees participate in a nonleveraged Employee Stock Ownership Plan (“ESOP”) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Effective January 1, 2001, the ESOP was amended to freeze the plan and to allow no new entrants into the ESOP. All participants at December 31, 2000, became 100% vested in their accounts. The ESOP is accounted for in accordance with Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”

The Corporation has a supplemental retirement plan that originated from an acquired bank for certain directors and officers of that acquired bank. Life insurance contracts have been purchased which may be used to fund payments under the plans. The annual cost charged to expense and the estimated present value of the projected payments are actuarially determined in accordance with the provisions of FASB Statement No. 87, “Employers’ Accounting for Pensions.”

In 1998, the Corporation entered into agreements with certain senior officers to establish an indexed retirement plan (an unqualified supplemental retirement plan). Benefit amounts were based on additional earnings from bank owned life insurance (“BOLI”) policies compared to the yield on treasury securities. In 2008, as part of the plan amendments required for compliance with Regulation 409A, the payments to participants on this plan were changed from variable payment amounts to fixed payment amounts to begin on a monthly basis at age 65. The annual cost charged to expense and the estimated present value of the projected payments are determined in accordance with the provisions of Accounting Principles Board No. 12, as amended by FASB Statement No. 106, relating to deferred compensation contracts.

The Corporation provides a voluntary deferred compensation plan for certain of its executive and senior officers. Under this plan, the participants may defer up to 25% of their annual compensation. The Corporation may but is not obligated to contribute to the plan. Amounts contributed to this plan are credited to a separate account for each participant and are subject to a risk of loss in the event of the Corporation’s insolvency. The Corporation made no contributions to this plan in 2006, 2007 or 2008.

The Corporation provides an employee phantom stock plan whereby 11,245 units or phantom shares of the Corporation’s stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. An expense was recorded at the establishment date based on the market value of the stock. Any increase or decrease in the value of the stock is recorded as an adjustment to employee benefits expense.

As of January 1, 2008, the Corporation adopted Emerging Issues Task Force (“EITF”) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” Under the terms of an endorsement arrangement, an employer owns and controls a policy that will provide future postretirement benefits to an employee. EITF Issue No. 06-4 requires that a liability be recognized for the postretirement benefit obligation, together with related postretirement benefit expense, based on the substantive agreement with the employee. As of January 1, 2008, the Corporation recorded a cumulative-effect debit adjustment to retained earnings of approximately $368,000 related to the adoption of EITF Issue No. 06-4. Related postretirement benefit expense has been and will be recorded monthly thereafter.

14. Other Assets

Financing costs related to the issuance of junior subordinated debentures and the origination cost of the Corporation’s revolving line of credit have been capitalized and are being amortized over the life of the respective instruments and are included in other assets.

The Corporation has invested in a low income housing partnership as a 99% limited partner. The partnership has qualified to receive annual low income housing federal tax credits that are recognized as a reduction of current tax expense. The investment is accounted for using the equity method.

The Corporation invests in BOLI, which involves the purchasing of life insurance on a chosen number of employees. The Corporation is the owner of the policies and, accordingly, the cash surrender value of the policies is included in other assets, and increases in cash surrender values are reported as income.

15. Stock Options/Performance Share Grants

Effective January 1, 2006, the Corporation adopted FASB Statement No. 123(R), “Share-Based Payment.” This Statement requires that the fair value of equity instruments exchanged for employee service (as determined on the grant date of the award) be recognized as compensation cost over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). Changes in fair value during the requisite service period are recognized as compensation cost over that period. The Statement’s provisions are applied to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date is recognized as the requisite service is rendered on or after the required effective date. FASB Statement No. 123(R) did not impact the Corporation’s financial statements for the years ended December 31, 2008, 2007 or 2006, as all options were vested as of December 31, 2005.

During 2006, the shareholders of the Corporation adopted a new Long-Term Incentive Compensation Plan. This plan gave the Compensation Committee of the Board of Directors additional alternatives for using share-based compensation. During 2006, 2007, and 2008, the Compensation Committee granted performance shares to certain officers. These shares are being accounted for under FASB Statement No. 123(R) and compensation expense is being recognized over the requisite service period based upon the fair market value of the shares at grant date. See Note L of these Consolidated Financial Statements for additional information concerning performance shares.

16. Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with banks, and federal funds sold. Generally, federal funds are sold for one to seven day periods.

17. Net Income Per Share

Basic net income per share computations are based upon the weighted average number of common shares outstanding during the periods. Diluted net income per share computations are based upon the weighted average number of common shares outstanding during the periods plus the dilutive effect of outstanding stock options.

Performance shares outstanding are included in the average diluted shares outstanding until the performance targets have been achieved. Once the performance has been attained and the shares are vesting over a time period, they are included in average primary shares outstanding.

Presented below is a summary of the components used to calculate basic and diluted net income per share for the years ended December 31, 2008, 2007, and 2006:

	Years Ended December 31,
(In thousands, except per share data)	2008	2007	2006
Basic Net Income (Loss) Per Share
Weighted average common shares outstanding	11,907	11,896	10,323

Net income (loss)	$(3,356)	$9,793	$14,153

Basic net income (loss) per share	$(0.28)	$0.82	$1.37

Diluted Net Income (Loss) Per Share
Weighted average common shares outstanding	11,907	11,896	10,323
Net effect of weighted average outstanding but unearned performance shares	24	17	—
Net effect of the assumed exercise of stock options based on the treasury stock method	—	2	6

Total weighted average common shares and common stock equivalents outstanding	11,931	11,915	10,329

Net income (loss)	$(3,356)	$9,793	$14,153

Diluted net income (loss) per share	$(0.28)	$0.82	$1.37

18. Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, standby letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

19. Business Segments

FASB Statement No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires public companies to report (i) certain financial and descriptive information about their reportable operating segments (as defined) and (ii) certain enterprise-wide financial information about products and services, geographic areas, and major customers. Management believes the Corporation’s principal activity is commercial banking and that other activities are not considered significant segments.

20. Recent Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which requires enhanced financial statement disclosures for companies holding derivative instruments. The provisions of FASB Statement No. 161 are effective for financial statements of fiscal years and interim periods beginning after November 15, 2008. The Corporation is currently determining the effects of FASB Statement No. 161 on its consolidated financial statement disclosures.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. FASB Statement No. 162 became effective in November 2008 for the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” FASB Statement No. 162 is not expected to result in a change in the Corporation’s financial reporting practices.

In June 2008, the FASB issued Staff Position (“FSP”) No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP No. EITF 03-6-1 requires unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, to be classified as participating securities and thus, be included in the computation of basic earnings per share. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Corporation is currently determining the effects of FSP No. EITF 03-6-1 on its consolidated financial statements and related disclosures.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP No. FAS 132(R)-1 requires companies to disclose additional information about their postretirement benefit plan assets, including investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. The additional disclosure requirements are effective for fiscal years ending after December 15, 2009, with earlier application permitted. The Corporation is currently determining the effects of FSP No. FAS 132(R)-1 on its financial statement disclosures.

NOTE B—ACQUISITIONS

On November 14, 2006, the Corporation completed the acquisition of Seasons, and its subsidiary bank, Seasons Bank, located in Blairsville, Georgia. On August 17, 2006, the Corporation completed the acquisition of SunCoast, and its subsidiary bank, SunCoast Bank, located in Sarasota and Manatee Counties, Florida. The Corporation’s financial statements include the results of operations for Seasons and SunCoast from their respective merger dates. The pro forma impact of these acquisitions on the Corporation’s results of operations was immaterial.

NOTE C—SECURITIES

A summary of amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at December 31, 2008 and 2007, follows:

	December 31, 2008
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
U. S. Treasury securities	$310	$16	$—	$326
Obligations of other U. S. government agencies	88,593	1,567	—	90,160
Obligations of states and municipal subdivisions	86,940	582	1,076	86,446
Mortgage-backed securities	213,736	6,736	17	220,455
Other securities	1,685	3	373	1,315

	$391,264	$8,904	$1,466	$398,702

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$21,358	$757	$—	$22,115

	December 31, 2007
Securities available-for-sale:
U. S. Treasury securities	$300	$—	$—	$300
Obligations of other U. S. government agencies	172,749	935	5	173,679
Obligations of states and municipal subdivisions	90,224	364	386	90,202
Mortgage-backed securities	137,221	971	412	137,780
Other securities	1,855	39	59	1,835

	$402,349	$2,309	$862	$403,796

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$22,846	$1,111	$—	$23,957

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2008 were as follows:

	Available-for-Sale		Held-to-Maturity
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$5,257	$5,365	$2,145	$2,182
Due after one year through five years	68,675	69,545	—	—
Due after five years through ten years	61,176	60,865	1,933	2,009
Due after ten years	42,420	42,472	17,280	17,924
Mortgage-backed securities and other securities	213,736	220,455	—	—

	$391,264	$398,702	$21,358	$22,115

Gross gains of $440,000, $124,000, and $72,000, and gross losses of $50,000, $141,000, and $6,000, were realized on securities available-for-sale in 2008, 2007, and 2006, respectively.

The Corporation recognized a $5.1 million impairment loss in the first quarter of 2007 relating to certain collateralized mortgage obligations and mortgage-backed securities. These securities were sold early in the second quarter of 2007, and the proceeds were invested in agency securities.

During the third quarter of 2006, the Corporation recognized a $2.0 million other-than-temporary impairment charge relating to certain Fannie Mae and Freddie Mac preferred stock. Those securities were sold in the fourth quarter of 2006 for amounts approximating their fair values.

Securities with a carrying value of $319.8 million and $316.2 million at December 31, 2008 and 2007, respectively, were pledged to secure public and trust deposits, FHLB borrowings, repurchase agreements and for other purposes as required or permitted by law.

The details concerning securities classified as available-for-sale with unrealized losses as of December 31, 2008 and 2007, were as follows:

	Losses < 12 Months		Losses 12 Months or >		Total
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
2008
Obligations of other U.S. government agencies	$—	$—	$—	$—	$—	$—
Obligations of states and municipal subdivisions	33,898	1,055	1,217	21	35,115	1,076
Mortgage-backed securities	2,315	17	—	—	2,315	17
Other securities	336	150	477	223	813	373

	$36,549	$1,222	$1,694	$244	$38,243	$1,466

2007
Obligations of other U.S. government agencies	$1,999	$1	$2,696	$4	$4,695	$5
Obligations of states and municipal subdivisions	1,434	6	39,924	380	41,358	386
Mortgage-backed securities	256	1	50,355	411	50,611	412
Equity securities	1,032	55	59	4	1,091	59

	$4,721	$63	$93,034	$799	$97,755	$862

There were no securities classified as held-to-maturity with unrealized losses as of December 31, 2008 or 2007.

As of December 31, 2008, approximately 29% of the number of securities in the investment portfolio reflected an unrealized loss. Management does not believe any individual security with an unrealized loss as of December 31, 2008 is other-than-temporarily impaired, as discussed in more detail below:

Obligations of States and Municipal Subdivisions The unrealized losses on the Corporation’s investments in obligations of states and municipal subdivisions were caused by interest rate fluctuations. Because none of these investments have been downgraded by rating agencies and the Corporation has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2008.

Mortgage-Backed Securities Contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Corporation’s investment, unless they have early prepayments that would place any unamortized premium at risk. The total amount of unamortized premium at December 31, 2008, is not material to the Corporation. Because the Corporation has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2008.

Other Securities The unrealized losses on the Corporation’s investments in other securities relate to various mutual funds held in deferred compensation accounts. The amount of these securities and the related unrealized losses are not material and the Corporation has the ability and intent to hold the investments until a recovery of fair value; thus, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2008.

NOTE D—LOANS

Loans outstanding include the following types:

	December 31,
(In thousands)	2008	2007
Commercial and industrial	$219,236	$233,055
Personal	30,921	34,702
Real estate:
Construction	179,381	281,391
Commercial real estate	670,595	573,387
Real estate secured by residential properties	130,060	130,432
Mortgage	29,702	35,392

Total real estate	1,009,738	1,020,602
Other	68,434	49,488

	1,328,329	1,337,847
Allowance for loan losses	(20,730)	(14,926)

	$1,307,599	$1,322,921

Transactions in the allowance for loan losses are summarized as follows:

	Years Ended December 31,
(In thousands)	2008	2007	2006
Balance at beginning of year	$14,926	$12,236	$9,312
Allowance of acquired entities	—	—	3,116

	14,926	12,236	12,428

Additions:
Provision for loan losses charged to operating expense	28,599	8,130	1,656
Recoveries of loans previously charged off	1,126	2,058	785

	29,725	10,188	2,441

Deductions:
Loans charged off	23,921	7,498	2,633

	23,921	7,498	2,633

Balance at end of year	$20,730	$14,926	$12,236

At December 31, 2008, 2007, and 2006, the recorded investment in loans considered to be impaired (as defined in FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan”) totaled approximately $59.7 million, $23.8 million, and $13.6 million, respectively. The allowance for loan losses related to these loans approximated $10.1 million, $4.4 million, and $2.1 million at December 31, 2008, 2007, and 2006, respectively. The average recorded investment in impaired loans during the years ended December 31, 2008, 2007, and 2006 was approximately $35.5 million, $17.2 million, and $10.2 million, respectively. For the year ended December 31, 2008, management estimates that the amount of income recognized on impaired loans was approximately $1.5 million. For the years ended December 31, 2007 and 2006, the amount of income recognized on impaired loans was immaterial. At December 31, 2008, 2007, and 2006, nonaccrual loans amounted to approximately $28.2 million, $3.6 million, and $1.5 million, respectively, and loans past due ninety days or more and still accruing interest amounted to approximately $3.5 million, $5.5 million, and $1.3 million, respectively.

Generally, mortgage loans are originated in amounts up to 80% of the appraised value or selling price of the property. However, certain loans may allow the borrower to borrow more than 80% of the appraised value, often without buying private mortgage insurance, therefore subjecting the Corporation to greater credit risk. The amount of residential mortgage loans with loan-to-value ratios greater than 80% was approximately $8.4 million and $3.2 million as of December 31, 2008 and 2007, respectively.

NOTE E—PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

(In thousands)	Estimated Useful Lives In Years	December 31,
		2008	2007
Premises:
Land	—	$13,130	$10,524
Buildings, construction and improvements	10 - 50	29,082	32,349

		42,212	42,873
Equipment	3 - 10	14,822	15,362

		57,034	58,235
Less accumulated depreciation and amortization		(23,625)	(22,327)

		$33,409	$35,908

The amount charged to operating expenses for depreciation was $2,658,000 for 2008, $2,832,000 for 2007, and $2,410,000 for 2006.

NOTE F—DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more as of December 31, 2008 and 2007, was $425,901,000 and $383,229,000, respectively.

At December 31, 2008, the scheduled maturities of time deposits included in interest-bearing deposits were as follows:

Year	Amount
(In thousands)
2009	$544,153
2010	121,502
2011	10,565
2012	6,152
2013	5,918
Thereafter	971

NOTE G—BORROWED FUNDS

Federal funds purchased and securities sold under agreements to repurchase, excluding the term repurchase transactions discussed in the following paragraphs, generally mature within one to seven days from the transaction date. Securities underlying the repurchase agreements remain under the control of the Corporation.

In September 2007, the Corporation entered into a $25.0 million structured repurchase transaction. This transaction is a standard repurchase transaction with a fixed rate of 4.255% and a forty-two month term. The transaction has a quarterly call option after one year.

In March 2008, the Corporation restructured a $25.0 million repurchase transaction initially entered into in December 2006. This transaction is a standard repurchase transaction with a fixed rate of 4.10% and a thirty-three month term. The transaction has a quarterly call option after nine months.

Information concerning federal funds purchased and securities sold under agreements to repurchase is summarized as follows:

($ In thousands)	2008	2007
Balance at year end	$98,527	$107,060
Average balance during the year	104,334	95,406
Average interest rate during the year	2.99%	4.29%
Maximum month-end balance during the year	$125,068	$107,060

Repurchase agreements are treated as collateralized financing obligations and are reflected as a liability in the consolidated financial statements.

On December 30, 2003, the Corporation issued $30.9 million of floating rate junior subordinated deferrable interest debentures to NBC Capital Corporation (MS) Statutory Trust I (the “Trust”), a Connecticut business trust, in which the Corporation owns all of the common equity. The debentures are the sole asset of the Trust. The net proceeds received by the Corporation from the issuance of the debentures were used for the Enterprise acquisition. The Trust issued $30.0 million of Trust Preferred Securities (“TPSs”) to investors. The Corporation’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Corporation of the Trust’s obligations under the TPSs. The TPSs are redeemable at the Corporation’s option on or after December 30, 2008, on any interest payment date. The TPSs must be redeemed upon maturity of the debentures in 2033. Interest on the debentures and TPSs is the three month London Interbank Offer Rate (“LIBOR”) plus 2.85% and is payable quarterly.

With the 2004 acquisition of Enterprise, the Corporation assumed the liability for an additional $6.2 million in subordinated debentures issued to support TPSs. As a result, the Corporation became the sole shareholder of Enterprise (TN) Statutory Trust I, a Connecticut business trust. The TPSs were fully redeemed in December 2007, and the trust was dissolved in January 2008.

In accordance with FASB Interpretation No. 46R, neither of the above-referenced trusts are consolidated into the financial statements of the Corporation.

Other borrowed funds consisted of the following at December 31:

(In thousands)	2008	2007
FHLB advances	$188,357	$209,690
Treasury tax and loan note	581	1,081

	$188,938	$210,771

Advances due to the FHLB consist of both monthly amortized and term borrowings with maturity dates ranging from January 2009 through November 2013. Interest is payable monthly at rates ranging from 1.9% to 5.58%. Advances due to the FHLB are collateralized by FHLB stock and a blanket lien on first mortgage loans in the amount of the outstanding borrowings. FHLB advances available and unused at December 31, 2008, totaled $137.0 million. The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U. S. Government.

Annual principal repayment requirements on FHLB borrowings at December 31, 2008, were as follows:

Year	Amount
(In thousands)
2009	$87,854
2010	63,662
2011	16,308
2012	533
2013	20,000
Thereafter	—

In December 2007, the Corporation extended a revolving credit agreement (the “Agreement”) that provided the Corporation with access to borrow up to $30.0 million. These borrowings could have been used to finance acquisitions and for other general corporate purposes, provided that the borrowings used for purposes other than acquisitions did not exceed $15.0 million. Interest on each borrowing would have been paid at the lender’s base rate or at LIBOR, plus 1.25% annually. The Corporation also paid a commitment fee, accruing at the annual rate of 0.15%, on the daily amount of the unused commitment. Borrowings were contingent on the Corporation’s ability to maintain various operational and financial covenants, unless the Corporation was granted a waiver. The Corporation had pledged 605,000 shares of Cadence stock as collateral for these borrowings and had covenanted to pledge shares with a minimum book value of $75.0 million. The Corporation had no outstanding borrowings under the Agreement as of December 31, 2008 or 2007, and the Corporation terminated the Agreement in February 2009.

NOTE H—OTHER ASSETS AND OTHER LIABILITIES

Other assets and other liabilities at December 31, 2008 and 2007, consisted of the following:

	December 31,
(In thousands)	2008	2007
Other assets:
Cash surrender value of life insurance	$23,584	$22,755
Deferred income tax benefits	7,514	6,640
Other real estate	18,691	10,678
Prepaid expenses and other	12,247	6,827

	$62,036	$46,900

Other liabilities:
Accrued expenses	$5,366	$6,354
Pension obligation	2,242	1,014
Other	3,652	3,460

	$11,260	$10,828

NOTE I—COMPREHENSIVE INCOME

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income. The disclosures of the reclassification amounts are as follows:

	Years Ended December 31,
(In thousands)	2008	2007	2006
Net change in unrealized gains (losses) on securities:
Net unrealized gains (losses) on securities available-for-sale	$5,119	$3,425	$4,141
Reclassification adjustment for (gains) losses on securities available-for-sale	(390)	5,114	1,959

Net change in unrealized gains (losses) on securities available-for-sale before tax	4,729	8,539	6,100

Income tax:
Net unrealized gains (losses) on securities available-for-sale	(1,958)	(1,310)	(1,584)
Reclassification adjustment for (gains) losses on securities available-for-sale	149	(1,956)	(749)

Total income tax	(1,809)	(3,266)	(2,333)

Net change in unrealized gains (losses) on securities	$2,920	$5,273	$3,767

NOTE J—INCOME TAXES

The provision for income taxes including the tax effects of securities transactions (2008—$149,000; 2007—($1,956,000):

	Years Ended December 31,
(In thousands)	2008	2007	2006
Current:
Federal	$(1,180)	$4,872	$5,472
State	(767)	340	862
Deferred (credits)	(3,072)	(2,424)	(1,350)

	$(5,019)	$2,788	$4,984

The difference between the total expected tax expense at the federal tax rate and the reported income tax expense is as follows:

	Years Ended December 31,
(In thousands)	2008	2007	2006
Tax on income before income taxes	$(2,727)	$4,405	$6,698
Increase (decrease) resulting from:
Tax-exempt income	(1,908)	(1,829)	(1,943)
Nondeductible expenses	186	251	188
State income taxes, net of federal benefit	(604)	221	560
Tax credits	(172)	(291)	(432)
Other, net	206	31	(87)

	$(5,019)	$2,788	$4,984

The components of the net deferred tax included in the consolidated balance sheets are as follows:

	December 31,
(In thousands)	2008	2007
Deferred tax assets:
Allowance for loan losses	$7,929	$5,709
Deferred compensation	1,370	1,416
Pension	877	408
Other	3,610	2,170

Total deferred tax assets	13,786	9,703

Deferred tax liabilities:
Premises and equipment	(812)	(186)
FHLB stock	(490)	(161)
Core deposit intangible premium	(757)	(1,089)
Unrealized gain on securities available-for-sale	(2,977)	(557)
Other	(1,236)	(1,070)

Total deferred tax liabilities	(6,272)	(3,063)

Net deferred tax asset	$7,514	$6,640

The Corporation has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 requires a company to evaluate whether the tax position taken by a company will more likely than not be sustained upon examination by the appropriate taxing authority. It also provides guidance on how a company should measure the amount of benefit that the company is to recognize in its financial statements. The Corporation does not have tax positions that meet these requirements as of December 31, 2008 or 2007.

NOTE K—GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes goodwill and intangible assets at December 31:

(In thousands)	2008	2007
Core deposit intangible, net of accumulated amortization	$1,980	$2,848
Trademarks, net of accumulated amortization	24	24
Noncompete agreements, net of accumulated amortization	—	21

Total intangible assets	2,004	2,893

Goodwill	66,845	66,845

Total goodwill and intangible assets	$68,849	$69,738

The amortization expense relating to intangible assets was $890,000, $1,328,000, and $1,144,000 for 2008, 2007, and 2006, respectively.

Estimated intangible assets amortization expense for the next five years and thereafter is:

Year	Amount
(In thousands)
2009	$619
2010	450
2011	333
2012	249
2013	191
Thereafter	138

NOTE L—PERFORMANCE SHARES AND STOCK OPTIONS

The Corporation has one active Long Term Incentive Compensation Plan (the “LTIP”), administered by the Compensation Committee of the Board of Directors. Under the LTIP, 750,000 shares of common stock have been reserved for issuance to the Corporation’s eligible employees, as well as the directors and employees of certain of the Corporation’s affiliates. The form of share awards that may be awarded under the LTIP include the following: (i) incentive stock options under Section 422 of the Internal Revenue Code, as amended (the “Code”); (ii) non-statutory stock options not covered by Section 422 of the Code; (iii) stock appreciation rights, granting the recipient the right to receive an excess in the fair market value of shares of common stock over a specified exercise price; (iv) restricted stock, which will be non-transferable until it vests over time; (v) qualified performance-based incentives to employees who qualify as covered employees within the meaning of Section 162(m) of the Code; and (vi) performance shares, consisting of common stock, cash, or a combination of common stock and cash.

In 2006, 2007, and 2008, under the provisions of the LTIP, the Compensation Committee awarded performance shares of stock to certain eligible employees. The shares vest in equal amounts over a four-year period after they are earned.

A summary of the Corporation’s performance share activity for the years ended December 31, 2008, 2007 and 2006, follows:

	2008	2007	2006
Shares outstanding, beginning of year	35,450	18,750	—
Shares granted	79,332	70,300	18,750
Shares forfeited	(68,150)	(53,600)	—

Shares outstanding, end of year	46,632	35,450	18,750

Shares earned, beginning of year	30,950	18,750	—
Shares earned	13,682	15,200	18,750
Shares forfeited	—	(3,000)	—

Shares earned, end of year	44,632	30,950	18,750

Shares unearned, end of year	2,000	4,500	—

Shares outstanding, end of year	46,632	35,450	18,750

Compensation expense for year	$202,354	$148,928	$16,000

Prior to 2006, the Corporation had certain nonqualified stock option plans administered by the Compensation Committee. Employees eligible to receive incentives under these plans were those designated, individually or by groups or categories, by the Compensation Committee. The following grants were issued under these plans:

Grant Date	Number of Shares	Option Price
June 2001	112,000	$20.75
June 2002	117,868	$24.11
April 2004	139,187	$25.18
January 2005	16,300	$25.28

Initially under these plans, the options were to vest in equal amounts over a four-year period. However, during the third quarter of 2005, the Compensation Committee reviewed the Corporation’s stock option plans and the options outstanding. At the time of the review, all outstanding options that were not vested were out-of-the-money. This situation had existed for much of 2005. In the opinion of the Compensation Committee, the options were not achieving their intended purposes of incentive compensation and employee retention. As a result, the Compensation Committee recommended to the Board of Directors that all outstanding options be vested to avoid recognizing future expense for options that were not achieving their intended results, and the Board of Directors voted to vest all outstanding options, effective August 31, 2005.

In April of 2004, the Corporation exchanged its options for options that had been issued by Enterprise. As a result of this transaction, the Corporation issued 16,731 options at an exercise price of $16.14 per share and 22,308 options at an exercise price of $17.21 per share. All of these options became fully vested at the change of control and expire between 2010 and 2013. At December 31, 2008, 11,154 of the $16.14 options and 14,872 of the $17.21 options were outstanding and exercisable.

FASB 123(R) requires that compensation cost related to share-based payment transactions, including stock options, be recognized in the financial statements; however, since all options were fully vested as of the effective date of this pronouncement, no expense was recognized in the income statement in 2006, 2007 or 2008.

A summary of the status of the Corporation’s stock option plans for the three years ended December 31, 2008 follows:

	2008		2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	327,286	$23.01	339,286	$23.07	374,263	$22.91
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	(14,513)	17.16
Options cancelled	—	—	(12,000)	24.65	(20,464)	24.33

Options outstanding, end of year	327,286	23.01	327,286	23.01	339,286	23.07

Options exercisable at end of year	327,286	23.01	327,286	23.01	339,286	23.07

Weighted average fair value of options granted during year	$—		$—		$—

The following table summarizes information about stock options outstanding at December 31, 2008:

Exercise Price	Number Outstanding	Remaining Contractual Life In Years	Number Exercisable
$20.75	88,400	2.5	88,400
24.11	94,267	3.5	94,267
25.18	102,293	5.7	102,293
16.14	3,718	2.0	3,718
17.21	7,436	3.0	7,436
17.21	7,436	4.0	7,436
16.14	7,436	5.0	7,436
25.28	16,300	6.1	16,300

NOTE M—EMPLOYEE BENEFITS

The Corporation accounts for its defined benefit plan in accordance with FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires companies to recognize the funded status of a defined benefit plan (measured as the difference between the fair value of plan assets and the projected benefit obligation) on the balance sheet and to recognize in other comprehensive income any gains or losses and prior service costs or benefits not included as components of periodic benefit cost.

The following table sets forth the defined benefit plan’s funded status and amounts recognized in the Corporation’s consolidated financial statements at December 31, 2008 and 2007:

	December 31,
($ in thousands)	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$13,210	$12,147
Service cost	821	638
Interest cost	675	691
Actuarial loss (gain)	(219)	354
Administrative expenses paid	(129)	(120)
Benefits paid	(1,409)	(848)
Plan change	—	348

Benefit obligation at end of year	12,949	13,210

Change in plan assets:
Fair value of plan assets at beginning of year	12,196	11,631
Return on plan assets	(2,651)	879
Employer contributions	2,700	654
Administrative expenses paid	(129)	(120)
Benefits paid	(1,409)	(848)
Settlements	—	—

Fair value of plan assets at end of year	10,707	12,196

Funded status	$(2,242)	$(1,014)

Weighted average assumptions used to determine benefit obligations at December 31:
Discount rate	6.25%	6.00%
Compensation increase rate	3.50%	4.00%
Measurement date	12/31/2008	12/31/2007
Census date	1/1/2008	1/1/2007

	Years Ended December 31,
	2008	2007	2006
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	6.00%	5.75%	5.75%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	4.00%	4.00%	4.00%
Components of net periodic benefit cost:
Service cost	$821	$638	$591
Interest cost	675	691	703
Expected return on plan assets	(770)	(831)	(832)
Amortization of prior service costs	(93)	(126)	(126)
Recognized net actuarial loss	275	346	381

Net periodic benefit cost	$908	$718	$717

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$(7,185)	$(4,257)	$(4,297)
Prior service cost	71	165	638

	(7,114)	(4,092)	(3,659)
Tax effect	(2,721)	(1,565)	(1,400)

Net	$(4,393)	$(2,527)	$(2,259)

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost in 2009 are as follows:

Amount
(In thousands)
Amortization of net actuarial loss	$343
Amortization of prior service cost	(93)

Total	$250

The accumulated benefit obligation for the defined benefit pension plan was $10.7 million and $10.1 million at December 31, 2008 and 2007, respectively.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Year	Amount
(In thousands)
2009	$1,334
2010	1,050
2011	3,145
2012	991
2013	1,038
2014-2018	6,345

Total	$13,903

In determining the expected return on plan assets, the Corporation considers the relative weighting of plan assets, the historical performance of total plan assets, individual asset classes, and economic and other indicators of future performance. In addition, the Corporation may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

The Corporation’s pension plan weighted-average asset allocations at December 31, 2008 and 2007, by asset category were as follows:

	Plan Assets at December 31,
	2008	2007
Asset Category
Equity securities	40%	60%
Debt securities	27%	33%
Cash and cash equivalents	33%	7%

Total	100%	100%

The primary investment objective of the Corporation’s defined benefit pension plan is to maximize total return while accepting and managing a moderate to average degree of risk. The assets are invested based upon a moderate growth asset allocation model, which seeks to provide long-term growth of capital with a moderate level of current income and a somewhat higher level of principal volatility. The assets are allocated in a target mix of 37% fixed income, 53% equity and 10% money market. The fixed income class is divided between a short-term government bond fund, a core fixed income bond fund, a high-yield bond fund and an international bond fund. The equity class is diversified among large, mid and small cap growth and value stock funds with an emphasis being placed on large cap. There is also an exposure in the international equity market. This diversification among all of the equity sectors is an effort to reduce risk and attempt to generate higher returns.

As a result of market conditions and cash contributions by the Corporation, the target percentages may not be achieved at any one point in time. The asset category percentages for 2008 reflect a $2.7 million cash contribution made by the Corporation in late December. This contribution will be worked into the portfolio over a four to six month period.

The Employee Benefit Committee of the Corporation reviews annually the investments of the plan made throughout the year and approves and ratifies the investment model used for the upcoming year. The investments are managed by the Trust Division of the Corporation within the guidelines established by the Employee Benefit Committee. It is the intent of management and the Committee to give the investment managers flexibility within the overall parameters designated in the investment model selected by the Employee Benefit Committee for the plan.

Equity securities do not include common stock of the Corporation.

The Corporation has until September 15, 2009 to make any necessary cash contributions to the plan for 2008. A 2008 plan year contribution of $1.1 million was made by the Corporation in February 2009. There is no requirement to make a 2009 plan contribution by December 31, 2009. However, to maximize funding levels and to take advantage of certain tax benefits, the Corporation expects to deposit to the plan an amount ranging from the calculated minimum required contribution to the maximum deductible contribution by December 31, 2009. This amount is estimated to be approximately $500,000.

No contributions were made to the Corporation’s nonleveraged ESOP in each of the three years ended December 31, 2008. At December 31, 2008, the plan held 300,902 shares of the Corporation’s common stock. Contributions to the 401(k) plan amounted to $1.1 million in 2008, $604,000 in 2007, and $527,000 in 2006. Contributions to the defined contribution plan totaled $515,000 in 2007 and $430,000 in 2006. There were no contributions made to the defined contribution plan in 2008.

The accrued liability for the supplemental retirement plan, accounted for under FASB Statement No. 87, approximates the projected benefit obligation; therefore, the adoption of FASB Statement No. 158 had no impact on this plan. The accrued liability for this plan was $1,806,000 and $1,843,000 at December 31, 2008 and 2007, respectively. The amounts recognized in compensation expense were $154,000 for the years ended December 31, 2008 and 2007, and $144,000 for the year ended December 31, 2006.

Projected benefit payments under the supplemental retirement plan are anticipated to be paid as follows:

Year	Amount
(In thousands)
2009	$191
2010	191
2011	191
2012	189
2013	168
2014-2018	356

Total	$1,286

The accrued liability for the index retirement and deferred compensation plans was $2,879,000 and $3,190,000 at December 31, 2008 and 2007, respectively. The amounts recognized in compensation expense were ($368,000), $29,000, and $170,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Compensation expense is impacted by the changes in market values of plan assets. As market values declined during 2008, the liabilities under the plans declined and the plans recognized income.

NOTE N—TREASURY STOCK

The Corporation had no shares held in treasury at December 31, 2008 and 2007.

In April 2007, the Corporation’s Board of Directors approved a stock repurchase plan, which authorized the Corporation to repurchase up to 500,000 shares of its common stock through open market purchases, block trades, and negotiated private transactions. The Corporation did not repurchase any shares of its common stock in 2007. The stock repurchase plan was not renewed by the Board of Directors for 2008.

NOTE O—RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, are consistent with sound banking practices, and are within applicable regulatory and lending limitations. The activity in loans to current directors, executive officers, and their affiliates during 2008 and 2007 is summarized as follows:

	December 31,
(In thousands)	2008	2007
Loans outstanding at beginning of year	$13,966	$13,586
New loans	24,084	21,920
Repayments	(18,314)	(21,540)

Loans outstanding at end of year	$19,736	$13,966

Also, in the normal course of business, the Corporation and its subsidiaries enter into transactions for services with companies and firms whose principals are directors and shareholders.

NOTE P—REGULATORY MATTERS

Generally, dividends paid by the Corporation are provided from dividends received from the Bank. Under regulations controlling national banks, the payment of any dividends by a bank without prior approval of the Comptroller of the Currency is limited to the current year’s net profits (as defined by the Comptroller of the Currency) and retained net profits of the two preceding years. At December 31, 2008, the Bank can not make dividend payments to the Corporation without prior approval.

The Corporation and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

To ensure capital adequacy, quantitative measures have been established by regulators that require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted average total assets (leverage). Management believes, as of December 31, 2008, that the Corporation and the Bank exceed all capital adequacy requirements.

For 2008 and 2007, the Bank was categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is considered to be well-capitalized if it has a total risk-based capital ratio of 10% or more, has a Tier 1 risk-based capital ratio of 6% or more, and has a Tier 1 leverage capital ratio of 5% or more. There are no conditions or anticipated events that, in the opinion of management, would cause the Corporation or the Bank to drop below these percentages.

The actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

	Cadence Financial Corporation (Consolidated)		Cadence
($ In thousands)	Amount	Ratio	Amount	Ratio
December 31, 2008:
Total risk-based	$164,255	11.4%	$153,652	10.4%
Tier 1 risk-based	146,164	10.1%	135,607	9.3%
Tier 1 leverage	146,164	7.7%	135,607	7.0%
December 31, 2007:
Total risk-based	$168,640	11.2%	$156,272	10.2%
Tier 1 risk-based	153,714	10.2%	141,346	9.3%
Tier 1 leverage	153,714	8.0%	141,346	7.4%

The minimum amounts of capital and ratios as established by banking regulators are as follows:
December 31, 2008:
Total risk-based	$115,569	8.0%	$115,274	8.0%
Tier 1 risk-based	57,785	4.0%	57,637	4.0%
Tier 1 leverage	76,472	4.0%	76,132	4.0%
December 31, 2007:
Total risk-based	$120,173	8.0%	$119,777	8.0%
Tier 1 risk-based	60,087	4.0%	59,889	4.0%
Tier 1 leverage	76,463	4.0%	76,001	4.0%

The Corporation is required to maintain average reserve balances in the form of cash or deposits with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 2008 and 2007, the required reserve balance on deposit with the Federal Reserve Bank was approximately $250,000 and $150,000, respectively.

NOTE Q—COMMITMENTS AND CONTINGENT LIABILITIES

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, home equity lines, overdraft protection lines, and standby letters of credit. Such financial instruments are recorded when they are funded. A summary of commitments and contingent liabilities at December 31, 2008 and 2007 is as follows:

	Contractual Amount December 31,
(In thousands)	2008	2007
Commitments to extend credit	$257,797	$357,541
Standby letters of credit	16,027	23,904

Commitments to extend credit and letters of credit include some exposure to credit loss in the event of nonperformance of the customer. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred during the three years ended December 31, 2008, nor are any significant losses as a result of these transactions anticipated.

In June 2008, the FHLB of Dallas issued a $35 million standby letter of credit to the Bank to secure public funds.

The Corporation leases various premises and equipment under operating leases. At December 31, 2008, future minimum rental commitments are as follows:

Year	Amount
(In thousands)
2009	$1,471
2010	1,177
2011	1,082
2012	1,006
2013	904
Thereafter	5,704

Rental expense for premises and equipment for the years ended December 31, 2008, 2007 and 2006, was $1,539,000, $1,776,000, and $1,069,000, respectively.

The Corporation is a defendant in various pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the Corporation’s consolidated financial statements.

NOTE R—CONCENTRATIONS OF CREDIT

Most of the loans, commitments and letters of credit have been granted to customers in the Corporation’s market areas. Generally, such customers are also depositors. Investments in state and municipal securities also involve governmental entities within the Corporation’s market areas. The concentrations of credit by type of loan are set forth in Note D of these Consolidated Financial Statements. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.

NOTE S—SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended December 31,
(In thousands)	2008	2007	2006
Cash paid during the year for:
Interest	$49,070	$67,093	$42,070
Income taxes, net of refunds	2,554	7,064	6,890
Non-cash activities:
Transfers of loans to other real estate	16,251	8,979	1,079
Stock issued for acquisition	—	—	18,862

NOTE T—DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with FASB Statement No. 107, “Disclosures About Fair Value of Financial Instruments.” The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents—For such short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities—For securities held as investments, fair value equals market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities; however, as of December 31, 2008, quoted market prices were available for all securities. The fair value of other securities, which consist of FHLB stock and Federal Reserve Bank stock, is estimated to be the carrying value, which is par.

Loans—The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits—The fair values of demand deposits are, as required by Statement No. 107, equal to the carrying value of such deposits. Demand deposits include noninterest-bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. The fair value of variable rate term deposits, those repricing within six months or less, approximates the carrying value of these deposits. Discounted cash flows have been used to value fixed rate term deposits and variable rate term deposits repricing after six months. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase—The fair value of any federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings generally approximates their carrying value. The fair value of structured repurchase agreements is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of arrangements.

Subordinated Debentures—The subordinated debentures bear interest at a variable rate and the carrying value approximates the fair value.

FHLB and Other Borrowings—The fair value of the fixed rate borrowings is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of any variable rate borrowings approximates their fair values.

Off-Balance Sheet Instruments—Fair values of off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value until such commitments are funded or closed. Management has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

	December 31, 2008		December 31, 2007
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Instruments:
Assets:
Cash and cash equivalents	$61,233	$61,233	$52,397	$52,397
Securities available-for-sale	398,702	398,702	403,796	403,796
Securities held-to-maturity	21,358	22,115	22,846	23,957
Other securities	16,369	16,369	16,449	16,449
Loans	1,307,599	1,305,410	1,322,921	1,321,174
Liabilities:
Noninterest-bearing deposits	181,191	181,191	171,403	171,403
Interest-bearing deposits	1,279,968	1,285,294	1,254,163	1,247,841
Federal funds purchased and securities sold under agreements to repurchase	98,527	101,427	107,060	106,410
Subordinated debentures	30,928	30,928	30,928	30,928
FHLB and other borrowings	188,938	192,491	210,771	210,988

The Corporation elected early adoption of FASB Statement No. 159 and adopted FASB Statement No. 157, effective January 1, 2007. As of December 31, 2008 and 2007, the Corporation’s balance sheet does not include any financial assets or liabilities for which the fair value option of FASB Statement No. 159 was elected.

The following table reflects assets measured at fair value on a recurring basis:

(In thousands)	Fair Value at December 31, 2008
Available-for-sale securities	$398,702

Fair value for these assets was determined by reference to quoted market prices in active markets for identical assets.

NOTE U—CONDENSED PARENT COMPANY STATEMENTS

Balance sheets as of December 31, 2008 and 2007, and statements of income and cash flows for the years ended December 31, 2008, 2007 and 2006, of Cadence Financial Corporation (parent company only) are presented below:

BALANCE SHEETS

	December 31,
(In thousands)	2008	2007
Assets
Cash and cash equivalents	$9,638	$7,669
Securities available-for-sale	565	3,730
Investment in and advances to subsidiaries	206,661	213,950
Other assets	1,005	1,596

	$217,869	$226,945

Liabilities and Shareholders’ Equity
Dividends payable and other liabilities	$1,376	$1,647
Subordinated debentures	30,928	30,928
Shareholders’ equity	185,565	194,370

	$217,869	$226,945

STATEMENTS OF INCOME

	Years Ended December 31,
(In thousands)	2008	2007	2006
Dividends from subsidiaries	$6,548	$11,897	$10,722
Other	427	929	1,313

Total income	6,975	12,826	12,035
Total expense	2,226	3,539	3,601

Income before income taxes and equity in undistributed earnings of subsidiaries	4,749	9,287	8,434
Income tax benefit	683	998	875

Income before equity in undistributed earnings of subsidiaries	5,432	10,285	9,309
Equity in undistributed earnings of subsidiaries in excess of (less than) dividends	(8,788)	(492)	4,844

Net income (loss)	$(3,356)	$9,793	$14,153

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2008	2007	2006
Cash Flows From Operating Activities
Net income (loss)	$(3,356)	$9,793	$14,153
Equity in subsidiaries’ earnings (in excess of) less than dividends	8,788	492	(4,844)
Other, net	395	(10)	2,097

Net cash provided by operating activities	5,827	10,275	11,406

Cash Flows From (Used In) Investing Activities
Payments for investments in and advances to subsidiaries	—	(180)	(34,505)
Purchase of investments available-for-sale	(5,856)	(6,213)	(50,921)
Proceeds from sales and maturities of securities available-for-sale	8,730	13,128	41,000
Other, net	187	—	498

Net cash provided by (used in) investing activities	3,061	6,735	(43,928)

Cash Flows From (Used In) Financing Activities
Repayment of advances from subsidiaries	—	(6,000)	—
Dividends paid on common stock	(7,144)	(11,897)	(12,766)
Net proceeds from equity offering	—	—	50,218
Other, net	225	247	479

Net cash provided by (used in) financing activities	(6,919)	(17,650)	37,931

Net increase (decrease) in cash and cash equivalents	1,969	(640)	5,409
Cash and cash equivalents at beginning of year	7,669	8,309	2,900

Cash and cash equivalents at end of year	$9,638	$7,669	$8,309

NOTE V—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS AND PER SHARE AMOUNTS (UNAUDITED)

	Three Months Ended
(In thousands, except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31
2008
Total interest income	$28,609	$25,730	$24,899	$23,619
Total interest expense	14,090	11,688	11,360	10,192

Net interest income	14,519	14,042	13,539	13,427
Provision for loan losses	3,000	3,300	11,703	10,596

Net interest income after provision for loan losses	11,519	10,742	1,836	2,831
Total noninterest income, excluding securities gains (losses)	5,800	5,166	6,157	5,479
Securities gains (losses)	203	(48)	70	165
Total noninterest expenses	13,831	13,590	17,233	13,641
Income tax expense (benefit)	930	392	(3,891)	(2,450)

Net income (loss)	$2,761	$1,878	$(5,279)	$(2,716)

Per share:
Net income (loss)	$0.23	$0.16	$(0.44)	$(0.23)
Net income (loss), diluted	0.23	0.16	(0.44)	(0.23)
Cash dividends declared	0.25	0.25	0.05	0.05
2007
Total interest income	$29,465	$30,433	$31,276	$30,939
Total interest expense	15,766	16,093	16,636	16,350

Net interest income	13,699	14,340	14,640	14,589
Provision for loan losses	1,229	900	3,150	2,851

Net interest income after provision for loan losses	12,470	13,440	11,490	11,738
Total noninterest income, excluding securities gains (losses)	5,534	5,477	5,756	5,832
Securities gains (losses)	8	(140)	43	72
Impairment loss on securities	(5,097)	—	—	—
Total noninterest expenses	13,458	13,654	13,812	13,118
Income tax expense (benefit)	(646)	1,513	860	1,061

Net income	$103	$3,610	$2,617	$3,463

Per share:
Net income	$0.01	$0.30	$0.22	$0.29
Net income, diluted	0.01	0.30	0.22	0.29
Cash dividends declared	0.25	0.25	0.25	0.25

NOTE W—EQUITY OFFERING

On May 12, 2006, the Corporation closed on a public offering of its common stock. As a result of this offering, 2.76 million shares were sold at a price of $19.50 per share, with net proceeds of approximately $50.2 million. Some of these proceeds were used to fund the SunCoast and Seasons acquisitions, and the remainder was used for general corporate purposes.

NOTE X—SUBSEQUENT EVENTS

On January 9, 2009, the Corporation completed the sale of $44 million of non-voting preferred stock to the U.S. Treasury Department under the Capital Purchase Program. These senior preferred shares pay a cumulative annual dividend at a 5% rate for the first five years and will reset to a rate of 9% after five years if not redeemed by the Corporation prior to that time. In connection with the issuance of the senior preferred shares, the Corporation also issued to the U.S. Treasury a warrant to purchase the Corporation’s common stock up to a maximum of 15% of the senior preferred amount, or $6.6 million.

             Shares

Common Stock

PROSPECTUS

FBR CAPITAL MARKETS

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$56	*
Transfer agent and registrar fees	110,000
Accounting fees and expenses	20,000
Legal fees and expenses	200,000
Printing expenses	95,000
Miscellaneous	50,000

Total	$475,056

*	Represents actual expenses. All other expenses are estimates.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 79-4-8.51 of the Mississippi Business Corporation Act, or the MBCA, gives a corporation the authority to indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if:

•

he conducted himself in good faith and reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation; (b) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

•	he engaged in conduct which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

Section 79-4-8.51 of the MBCA also provides that unless ordered by a court, a corporation may not indemnify a director thereunder:

•

in connection with any proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct; or

•

in connection with a proceeding with respect to conduct for which the director was adjudged liable to the corporation on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Section 79-4-8.52 of the MBCA provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. Section 79-4-8.56 of the MBCA provides that a corporation may indemnify an officer of the corporation who is a party to a proceeding because he is an officer of the corporation:

•	to the same extent as to a director; and

•

if he is an officer but not a director, or is an officer who is also a director if the basis on which he is made a party to the proceeding is an act or omission solely as an officer, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract except for (a) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding or (b) liability arising out of conduct that constitutes (1) receipt by him of a financial benefit to which he is not entitled, (2) an intentional infliction of harm on the corporation or the shareholders, or (3) an intentional violation of criminal law.

An officer of the corporation who is not a director is entitled to mandatory indemnification under Section 79-4-8.52 of the MBCA to the same extent to which a director may be entitled to indemnification.

According to our articles of incorporation, we shall, to the fullest extent permitted by Section 79-4-2.02(a)(5) of the MBCA indemnify any and all persons whom we shall have the power to indemnify under that section from and against any and all of the expenses, liabilities or other matters referred to in or covered by that section. The indemnification provided for in our articles of incorporation shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. Under the articles of incorporation, the indemnification shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

In addition, our bylaws require us to indemnify and hold harmless (to the fullest extent permitted by the MBCA) each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, subject to certain limitations, we shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by our board of directors. The right to indemnification shall be a contract right and shall include the right to be paid by us the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the MBCA requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer, and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, only upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On January 9, 2009, we completed the sale of $44 million of non-voting preferred stock to the U.S. Treasury under the CPP and issued to the U.S. Treasury (a) 44,000 shares of our non-voting preferred stock, par value $10.00, with a liquidation preference of $1,000 per share, and (b) a warrant to purchase up to 1,145,833 shares of our common stock, par value $1.00 per share, at an exercise price of $5.76 per share, subject to certain anti-dilution and other adjustments. These senior preferred shares pay a cumulative annual dividend at a 5% rate for the first five years and will reset to a rate of 9% after five years if not redeemed by us before that time. We issued the senior preferred shares and the warrant without registration under the Securities Act in reliance on the private offering exemption provided by Section 4(2) of the Securities Act.

ITEM 16.	EXHIBITS.

1.1*	Form of Underwriting Agreement.

3.1	Restated Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Exhibit 3.1 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on March 13, 2008).

3.2	Restated Bylaws of Cadence Financial Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

3.3	Articles of Amendment to Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 18, 2008).

3.4	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.3 to the Corporation’s Current Report on Form 8-K filed with the Commission on January 14, 2009).

4.1	Indenture Agreement of NBC Capital Corporation dated as of December 30, 2003, for $30,928,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures, due 2033, with U. S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 11, 2004).

5.1*	Opinions of Jackson Walker L.L.P. and Watkins Ludlam Winter & Stennis, P.A. with respect to legality of the securities, including consent.

10.1	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Lewis F. Mallory, Jr. (incorporated by reference to Exhibit 10.2 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.2	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Mark A. Abernathy (incorporated by reference to Exhibit 10.3 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.3	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Richard T. Haston (incorporated by reference to Exhibit 10.4 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.4	NBC Capital Corporation 2005 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed with the Commission on December 7, 2004).

10.5	NBC Capital Corporation Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 9, 2007).

10.6	Agreement by and between Cadence Bank, N.A. and the Office of the Comptroller of the Currency effective April 17, 2009 (incorporated by reference to Exhibit 99.2 to the Corporation’s Current Report on Form 8-K filed with the Commission on April 21, 2009).

21.1	Subsidiaries of Cadence Financial Corporation (incorporated by reference to Exhibit 21.1 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 12, 2009).

23.1	Consent of T.E. Lott & Company.

23.2*	Consents of Jackson Walker L.L.P. and Watkins Ludlam Winter & Stennis, P.A. (included in Exhibit 5.1).

*	To be filed by amendment.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Starkville, State of Mississippi, on June 29, 2009.

CADENCE FINANCIAL CORPORATION

By:	/s/ LEWIS F. MALLORY, JR.
Lewis F. Mallory, Jr.
Chairman and Chief Executive Officer

By:	/s/ MARK A. ABERNATHY
Mark A. Abernathy
President and Chief Operating Officer

By:	/s/ RICHARD T. HASTON
Richard T. Haston
Executive Vice President and Chief Financial Officer

We the undersigned officers and directors of Cadence Financial Corporation hereby, severally constitute and appoint Lewis F. Mallory, Jr., Mark A. Abernathy and Richard T. Haston, and each of them singly, our true and lawful attorneys with full power to them and each of them singly, to sign for us and in our names in the capacities indicated below, this registration statement on Form S-1 filed herewith and any amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Cadence Financial Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto or to any subsequent registration statement for the same offering which may be filed under Rule 462.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ LEWIS F. MALLORY, JR.
Name:	Lewis F. Mallory, Jr.
Title:	Chairman and Chief Executive Officer
Date:	June 29, 2009

By:	/s/ MARK A. ABERNATHY
Name:	Mark A. Abernathy
Title:	President and Chief Operating Officer
Date:	June 29, 2009

By:	/s/ RICHARD T. HASTON
Name:	Richard T. Haston
Title:	Executive Vice President and Chief Financial Officer
Date:	June 29, 2009

By:	/s/ DAVID BYARS
Name:	David Byars
Title:	Director
Date:	June 29, 2009

By:	/S/ ROBERT S. CALDWELL, JR.
Name:	Robert S. Caldwell, Jr.
Title:	Director
Date:	June 29, 2009

By:	/s/ ROBERT L. CALVERT, III
Name:	Robert L. Calvert, III
Title:	Director
Date:	June 29, 2009

By:	/s/ ROBERT A. CUNNINGHAM
Name:	Robert A. Cunningham
Title:	Director
Date:	June 29, 2009

By:	/s/ J. NUTIE DOWDLE
Name:	J. Nutie Dowdle
Title:	Director
Date:	June 29, 2009

By:	/s/ JAMES C. GALLOWAY, JR.
Name:	James C. Galloway, Jr.
Title:	Director
Date:	June 29, 2009

By:
Name:	James D. Graham
Title:	Director
Date:

By:	/s/ CLIFTON S. HUNT
Name:	Clifton S. Hunt
Title:	Director
Date:	June 29, 2009

By:
Name:	Dan R. Lee
Title:	Director
Date:

By:	/s/ ALLEN B. PUCKETT, III
Name:	Allen B. Puckett, III
Title:	Director
Date:	June 29, 2009

By:	/S/ SAMMY J. SMITH
Name:	Sammy J. Smith
Title:	Director
Date:	June 29, 2009

By:
Name:	H. Stokes Smith
Title:	Director
Date:

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement.

3.1	Restated Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Exhibit 3.1 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on March 13, 2008).

3.2	Restated Bylaws of Cadence Financial Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

3.3	Articles of Amendment to Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 18, 2008).

3.4	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.3 to the Corporation’s Current Report on Form 8-K filed with the Commission on January 14, 2009).

4.1	Indenture Agreement of NBC Capital Corporation dated as of December 30, 2003, for $30,928,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures, due 2033, with U. S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 11, 2004).

5.1*	Opinions of Jackson Walker L.L.P. and Watkins Ludlam Winter & Stennis, P.A. with respect to legality of the securities, including consent.

10.1	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Lewis F. Mallory, Jr. (incorporated by reference to Exhibit 10.2 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.2	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Mark A. Abernathy (incorporated by reference to Exhibit 10.3 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.3	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Richard T. Haston (incorporated by reference to Exhibit 10.4 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.4	NBC Capital Corporation 2005 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed with the Commission on December 7, 2004).

10.5	NBC Capital Corporation Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 9, 2007).

10.6	Agreement by and between Cadence Bank, N.A. and the Office of the Comptroller of the Currency effective April 17, 2009 (incorporated by reference to Exhibit 99.2 to the Corporation’s Current Report on Form 8-K filed with the Commission on April 21, 2009).

21.1	Subsidiaries of Cadence Financial Corporation (incorporated by reference to Exhibit 21.1 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 12, 2009).

23.1	Consent of T.E. Lott & Company.

23.2*	Consents of Jackson Walker L.L.P. and Watkins Ludlam Winter & Stennis, P.A. (included in Exhibit 5.1).

*	To be filed by amendment.